UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Midas, Inc.

(Name of Subject Company)

Midas, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

595626102

(CUSIP Number of Class of Securities)

Alvin K. Marr, Esq.

Senior Vice President, General Counsel & Secretary

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

(630) 438-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Carol Anne Huff, Esq.

Thomas W. Christopher, Esq.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes, this “Schedule 14D-9”) relates is Midas, Inc., a Delaware corporation (the “Company,” “Midas,” “we” or “us”). The address of the principal executive offices of the Company is 1300 Arlington Heights Road, Itasca, Illinois 60143, and its telephone number is (630) 438-3000.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (together with the associated preferred stock purchase rights, the “Company Common Stock”; each share of Company Common Stock, a “Share” and the holders of such Shares the “Stockholders”). As of the close of business on March 9, 2012, 14,408,542 Shares were outstanding, including restricted Shares.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, address and telephone number of the Company, which is the person filing this Statement, are set forth above in Item 1.

Tender Offer

This Schedule 14D-9 relates to the tender offer (the “Tender Offer” or “Offer”) by Gearshift Merger Corp., a Delaware corporation (“Acquisition Sub”) and wholly-owned subsidiary of TBC Corporation, a Delaware corporation (“Parent” or “TBC”), to purchase all of the Company’s outstanding Shares for $11.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Acquisition Sub’s Offer to Purchase dated March 28, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference. The Tender Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Acquisition Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2012. Parent is a subsidiary of Sumitomo Corporation of America (“Sumitomo”).

The Tender Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2012, among Parent, Acquisition Sub and the Company (the “Merger Agreement”). The Merger Agreement provides, among other things, that after consummation of the Tender Offer, Acquisition Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a direct wholly-owned subsidiary of Parent (“Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held by Parent, Acquisition Sub or the Company, held in the Company’s treasury, or their subsidiaries, or held by Stockholders who are entitled to assert, and who properly assert, dissenters’ rights) will be converted into the right to receive the Offer Price. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Schedule TO states that the address of Acquisition Sub is c/o TBC Corporation, 4300 TBC Way, Palm Beach Gardens, Florida, 33410.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex A and is incorporated herein by reference. In addition, for further information with respect to the arrangements between the Company and its named executive officers, see the information included in Item 8 below under the caption “Golden Parachute Compensation” (which is incorporated into this Item 3 by reference).

Except as disclosed in this Schedule 14D-9, including the Information Statement attached as Annex A, as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there is no material agreement, arrangement or understanding, and no actual or potential conflict of interest, between Midas or any of its affiliates, on the one hand, and (i) Midas’ executive officers, directors or affiliates or (ii) Parent, Acquisition Sub or their respective executive officers, directors or affiliates, on the other hand.

(a)	Arrangements with Directors and Executive Officers of the Company

In considering the recommendation of the Company’s board of directors (the “Board” or “Board of Directors”) to tender the Shares in the Offer and, if required by applicable law, vote their Shares to adopt the Merger Agreement, Stockholders should be aware that the Company’s executive officers and certain directors have agreements or arrangements that may provide them with interests that may differ from, or be in addition to, those of Stockholders generally. The Board was aware of these agreements and arrangements during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9. The Company’s executive officers are Alan D. Feldman (Chairman, President and Chief Executive Officer), William M. Guzik, (Executive Vice President and Chief Financial Officer), Frederick W. Dow, Jr. (Senior Vice President and Chief Marketing Officer), Alvin K. Marr (Senior Vice President, General Counsel and Secretary), Michael J. Gould (Senior Vice President-Franchise Operations) and Audrey L. Gualandri (Vice President-Controller). The Company’s directors are Alan D. Feldman, Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert, Jr., Diane L. Routson and Robert R. Schoeberl.

Director and Officer Indemnification and Insurance

All existing rights of directors and officers of the Company to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time in connection with such person serving as a director or officer, whether asserted or claimed, prior to, at or after the Effective Time will continue after the Merger. In addition, the Surviving Corporation and its subsidiaries (each as defined in the Merger Agreement) have agreed (and Parent has agreed to cause the Surviving Corporation and its subsidiaries) to honor and fulfill in all respects the obligations of the Company and its subsidiaries under (i) any indemnification, expense advancement and exculpation provision set forth in any certificate of incorporation or by-laws or comparable organizational documents of the Company or any of its subsidiaries as in effect on the date of the Merger Agreement, and (ii) all indemnification agreements between the Company or any of its subsidiaries and any of their respective current or former directors and officers (along with any person who becomes a director or officer of the Company or any of its subsidiaries prior to the Effective Time, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its subsidiaries have agreed to cause (and Parent has agreed to cause the Surviving Corporation and its subsidiaries to cause) the articles of incorporation and by-laws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the articles of incorporation and by-laws (or other similar organizational documents) of the Company and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable law.

In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent the Company would have been permitted to do so under applicable law (for the avoidance of doubt, subject to the limitations on the Company’s ability to indemnify its directors and officers under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”)), Parent has agreed, and has agreed to cause the Surviving Corporation and its subsidiaries, to indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to any action or omission or alleged action or omission prior to or at the Effective Time in such Indemnified Person’s capacity as a director or officer of the Company or any of its subsidiaries; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification and the specific basis thereof, then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent the Company would have been permitted to do so under applicable law (for the avoidance of doubt, subject to the limitations on the Company’s ability to indemnify its directors and officers under Section 145 of the DGCL), Parent has agreed, and has agreed to cause the Surviving Corporation and its subsidiaries, to advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with the defense of any such claim, proceeding, investigation or inquiry, solely upon the execution and delivery to the Surviving Corporation and Parent of an undertaking providing that the Indemnified Person undertakes to repay the advance to the extent that it is ultimately determined that the Indemnified Person is not entitled to be indemnified by the Surviving Corporation under the provisions of the Merger Agreement, the organizational documents of the Surviving Corporation or applicable law; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for advancement and the specific basis thereof, then the right to advancement asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved. In the event of any such claim, proceeding, investigation or inquiry, (i) Parent will have the right to control the defense thereof after the Effective Time, (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Parent elects to control the defense of any such claim, proceeding, investigation or inquiry, and (iii) no Indemnified Person will be liable for any settlement effected without his or her prior express written consent. Neither Parent nor any of its affiliates (including the Surviving Corporation) may settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under the Merger Agreement unless such settlement, compromise, consent or termination (x) includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry, and (y) does not include any statement as to admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

For a period of six years after the Effective Time, Parent has agreed to maintain in effect any “tail” prepaid insurance policies obtained by the Company and its subsidiaries prior to the Effective Time, or maintain any director and officer liability insurance and fiduciary insurance coverage on terms and coverage amounts no less favorable in the aggregate than the terms of such policies on the date of the Merger Agreement; provided that neither Acquisition Sub nor the Surviving Corporation is required to expend annually in excess of 250% of the annual premium paid by the Company for such insurance coverage, but in such case must purchase the greatest amount of coverage available for such amount.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement.

Effect of the Offer and the Merger Agreement on Stock Options, Restricted Stock and Shares held by Directors and Executive Officers

Restricted Stock

The Merger Agreement provides that each holder of Shares granted pursuant to the Company’s equity incentive plans that is subject to restriction (each a Share of “Company Restricted Stock”) shall have the right to tender Shares of Company Restricted Stock held by such holder into the Offer. Effective upon the acceptance for payment by Acquisition Sub of Shares pursuant to the Offer (the “Acceptance Time”), each Share of Company Restricted Stock will fully vest, and the restrictions thereon will lapse.

The table below sets forth (i) the unvested Shares of Company Restricted Stock held by each of the Company’s executive officers and directors that, in accordance with the provisions of the Merger Agreement, will vest in full as of the Acceptance Time, as well as (ii) the cash consideration to be received by each holder in respect of all unvested Shares of Company Restricted Stock:

Name	Unvested Shares of Company Restricted Stock	Consideration to be Received
Thomas L. Bindley	8,332	$95,818.00
Frederick W. Dow Jr.	49,439	568,549.00
Archie R. Dykes	8,332	95,818.00
Alan D. Feldman	282,999	3,254,489.00
Jarobin Gilbert, Jr.	8,332	95,818.00
Michael J. Gould	30,365	349,198.00
Audrey L. Gualandri	11,383	130,905.00
William M. Guzik	76,826	883,499.00
Alvin K. Marr	50,855	584,833.00
Diane L. Routson	8,332	95,818.00
Robert R. Schoeberl	8,332	95,818.00

Options

The Merger Agreement provides that at the Acceptance Time each outstanding, unexpired and unexercised option to purchase Shares under the Amended and Restated Midas, Inc. Stock Incentive Plan, the Amended and Restated Directors’ Deferred Compensation Plan, the Amended and Restated Midas Treasury Stock Plan or otherwise, granted by the Company (each a “Company Option”) will vest and become exercisable. To the extent not exercised prior to the Effective Time, upon the Effective Time each Company Option shall be deemed to be exercised and canceled, with each former holder of any such cancelled Company Option becoming entitled to receive from the Company, at the Effective Time or as soon as practicable thereafter, in consideration of the deemed exercise and cancellation of such Company Option, an amount in cash, without interest, equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price per Share subject to such Company Option multiplied by (ii) the total number of Shares subject to such Company Option; provided that if the exercise price per Share of any such Company Option is equal to or greater than the per share Offer Price, such Company Option shall be canceled and terminated without any cash payment being made in respect thereof.

The table below sets forth, for each of the Company’s executive officers and directors, as of March 9, 2012: (i) Company Options that by their terms are currently vested, (ii) Company Options that are currently unvested, and (iii) based upon the Offer Price and an Effective Time of April 30, 2012, the estimated cash consideration with respect to their Company Options.

Name	Vested Options	Unvested Options	Consideration to be Received
Thomas L. Bindley	6,000	—	$15,240
Frederick W. Dow Jr.	62,614	43,690	242,780
Archie R. Dykes	6,000	—	15,420
Alan D. Feldman	689,502	259,504	3,879,144
Jarobin Gilbert, Jr.	3,200	—	4,448
Michael J. Gould	14,939	34,542	152,126
Audrey L. Gualandri	1,250	11,750	58,100
William M. Guzik	98,109	78,111	469,196
Alvin K. Marr	24,598	42,200	226,728
Diane L. Routson	2,000	—	—
Robert R. Schoeberl	15,267	—	56,417

Company Common Stock

The Company’s directors and executive officers also hold Shares and may tender their Shares for acceptance in the Offer. Each Share not tendered in the Offer will be converted into the right to receive the Offer Price at the Effective Time.

The table below sets forth information regarding the amount of cash consideration each executive officer and director will receive pursuant to the Offer assuming the Shares (excluding unvested Shares of Company Restricted Stock) beneficially owned by each of the Company’s executive officers and directors are tendered pursuant to the Offer and those Shares are accepted for purchase and purchased by Acquisition Sub.

Name	Number of Shares Owned	Consideration to be Received
Thomas L. Bindley	13,583	$156,204.50
Frederick W. Dow Jr.	27,445	315,617.50
Archie R. Dykes	6,609	76,003.50
Alan D. Feldman(1)	237,004	2,725,546.00
Jarobin Gilbert, Jr.	4,139	47,598.50
Michael J. Gould	8,265	95,047.50
Audrey L. Gualandri(2)	4,208	48,392.00
William M. Guzik	68,056	782,644.00
Alvin K. Marr	22,420	257,830.00
Diane L. Routson	3,668	42,182.00
Robert R. Schoeberl	18,115	208,322.50

(1)	Includes 67,179 Shares held by the Alan D. Feldman Irrevocable 2010 Midas Grantor Annuity Trust and 67,179 Shares held by the Deborah A. Feldman Irrevocable 2010 Midas Grantor Annuity Trust.
(2)	Includes 1,080 Shares held in the Midas 401(k) Stock Plan.

Change in Control Payments

Each of the Company’s named executive officers (i.e., Messrs. Feldman, Guzik, Dow, Marr and Gould) entered into a change in control agreement with the Company (collectively, the “Change in Control Agreements”).

Benefits are payable under the Change in Control Agreements only if a change in control has occurred and within three years thereafter the named executive officer’s employment is terminated for cause or voluntarily by the officer for “Good Reason” (such events, a “Qualified Termination”). “Good Reason” is defined to include any of the following events:

•	the assignment of duties inconsistent with, or a diminution of, the executive’s position, relative to immediately prior to the change in control, or any removal of the executive from or any failure to reelect the executive to any of such positions, except in connection with the termination of the executive’s employment for disability, retirement or cause or as a result of the executive’s death or by the executive other than for Good Reason;

•

a reduction in base salary or a failure to increase base salary in an amount which is substantially similar, on a percentage basis, to the average percentage increase in base salary for all officers effected during the preceding 12 months;

•	any failure to continue any benefit plan or arrangement (or substitute with a substantially similar plan) in which the executive is participating at the time of a change in control;

•

any deprivation of any material fringe benefit, or the failure to provide the executive with the number of paid vacation days to which the executive is entitled in accordance with the vacation policies in effect at the time of the change in control;

•

any failure to continue any incentive plan or arrangement (or substitute with a substantially similar plan), in which the executive is participating at the time of a change in control; or reduce the executive’s benefits under any such incentive plan in an amount which is not substantially similar, on a percentage basis, to the average percentage reduction of benefits under any such incentive plan effected during the preceding 12 months for all officers of the Company participating in any such incentive plan;

•

any failure to continue any stock incentive plan or arrangement to receive securities of the Company or awards the value of which is derived from securities of the Company (or substitute with a substantially similar plan), in which the Executive is participating at the time of a Change in Control, or the taking of any action which would adversely affect the executive’s participation in or materially reduce the executive’s benefits under any such plan;

•

a relocation of the Company’s principal executive offices or the executive’s relocation to any metropolitan area other than the metropolitan area in which the executive performed the executive’s duties immediately prior to a change in control;

•	a substantial increase in the executive’s business travel obligations over such obligations as they existed at the time of a change in control;

•	any material breach by the Company or a subsidiary of any provision of the Change in Control Agreement;

•	any failure by the Company to obtain the assumption of the Change in Control Agreement by a successor in accordance with its terms;

•	any purported termination of the executive’s employment for which the notice required by the Change in Control Agreement has not been provided; or

•	a termination of employment by the executive for any reason during the 30 day period immediately following the first anniversary upon which the change in control shall have occurred.

Pursuant to the terms of the Change in Control Agreements, upon a Qualified Termination the named executive officers are entitled to, among other items, the payments and other benefits listed below.

•

A lump sum payment from the Company within ten days following the Qualified Termination equal to three years of “adjusted annual compensation”, which is equal to (a) annual base salary, plus (b) the greater of the amounts earned by the executive under the Company’s annual incentive compensation plan over the two preceding calendar years (or the prior calendar year if executive has only participated in such plan for one calendar year) plus (c) one-third of the sum of the amounts of current “target” values for the executive under any annual or long-term incentive compensation plans, prorated from the beginning of the applicable measurement period through the end of the month in which the Qualified Termination occurs. Assuming that the Offer and Merger are completed on April 30, 2012 and a

Qualified Termination occurs with respect to Messrs. Feldman, Guzik, Dow, Marr and Gould immediately thereafter, each such person would be entitled to receive $3,874,108; $1,476,581; $1,185,168; $1,111,968; and $1,020,247, respectively. For a further description of these payments, see the information included in Item 8 below under the caption “Golden Parachute Compensation.” As further discussed in note 2 to the table included therein, management has informed the Board that they interpret a specific provision of the Change in Control Agreements differently than how the Compensation Committee of the Board interprets the provisions. Based upon management’s interpretation, Messrs. Feldman, Guzik, Dow, Marr and Gould each would be entitled to additional lump sum payments of $1,305,000, $442,500, $257,500, $240,000 and $217,000, respectively, which would result in additional tax reimbursements to them of $677,043, $229,572, $133,593, $124,514 and $112,581, respectively.

•

Continued participation in the Company’s Retirement Plan and the Company’s Executive Retirement Plan—Defined Benefit Retirement Component (“SERP”) for three years following the Qualified Termination. Messrs. Feldman, Dow and Gould would also receive one-time lump sum payments in order to compensate them for the difference between (a) the normal early retirement benefits they are presently entitled to receive, and (b) the benefits to which they would be entitled if they retired at age 65, as required by their Change in Control Agreements. Assuming that the Offer and Merger are completed on April 30, 2012 and a Qualified Termination occurs with respect to Messrs. Feldman, Guzik, Dow, Marr and Gould immediately thereafter, such person would be entitled to pension and non-qualified deferred compensation benefits with a cash value equal to $1,435,510; $80,665; $308,651; $44,686; and $208,477, respectively.

•

Life, medical, dental, accident and disability insurance benefits and a package of “executive benefits”, including to the extent applicable, an automobile allowance, substantially similar to those which the executive was receiving immediately prior to the termination for a period of 36 months following termination (or if earlier, until death). Assuming that the Offer and Merger are completed on April 30, 2012 and a qualifying termination occurs with respect to Messrs. Feldman, Guzik, Dow, Marr and Gould immediately thereafter, such person would be entitled to perquisites and other benefits with a cash value equal to $277,365; $217,419; $162,321; $123,846; and $149,472, respectively.

•

If separation payments thereunder, either alone or together with payments under any other plan of the Company, would constitute a “parachute payment” as defined in the Internal Revenue Code of 1986, as amended, and, therefore subject the officer to the excise tax imposed by Section 4999 of the Code, payment of such tax and any taxes on such payment. Assuming that the Offer and Merger are completed on April 30, 2012 and a qualifying termination occurs with respect to Messrs. Feldman, Guzik, Dow, Marr and Gould immediately thereafter, such person would be entitled to tax reimbursements equal to $2,814,740; $804,843; $733,495; $556,556; and $677,802, respectively.

In 2008, each of the foregoing Change in Control Agreements was modified as necessary in order to ensure its compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

Under the terms of the Company’s Amended and Restated Severance Plan, if an executive officer who has not signed a Change in Control Agreement is terminated within one year following a change in control, such officer will receive the severance amounts such officer would have received had he or she signed a Change in Control Agreement (and as described above), except that the lump-sum severance payment shall be for only one year of adjusted annual compensation and retirement and other benefits shall be continued for only one year.

The foregoing summary is not intended to be complete and is qualified in its entirety by reference to the Form of Amended and Restated Change in Control Agreement and the Amended and Restated Severance Plan for Full Time Salaried (Exempt) and Hourly (Non-Exempt) Employees, which have been filed as Exhibits (e)(10) and (e)(7) to this Schedule 14D-9 and are incorporated herein by reference. Further information relating to severance payments or change in control payments is set forth in Item 8 under the caption “Golden Parachute Compensation” and in the Information Statement under the captions “Summary Compensation Table—Agreements with Named Executive Officers” and “Potential Payments Upon Termination or Change in Control.”

Non-Management Directors’ Compensation

Cash Compensation. Under the current director compensation structure, the Lead Director (Mr. Schoeberl) receives an annual retainer of $70,000, and each director who is a committee chairperson receives an annual retainer of $50,000, as director compensation. In addition, any director who is not a committee chairperson but who serves as the Financial Expert of the Audit and Finance Committee receives an annual retainer of $50,000 as director compensation. No additional fees are paid for meeting attendance. Directors who are employees of the Company received no compensation for their services as directors. In addition to the annual retainers and the awards of Company Restricted Stock described below, commencing in 2009, each non-management Board member is entitled to reimbursement from the Company for up to $1,000 in annual expenses relating to director education.

Special Committee Compensation. On November 8, 2011 the Board established a special committee (the “Special Committee”) consisting of four independent directors, Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert, Jr. and Diane Routson, to explore strategic alternatives for enhancing stockholder value, including the possible sale of the Company. Members of the Special Committee receive the following compensation for their service on the Special Committee: (a) each member of the Special Committee receives $10,000 per quarter, with the first payment being made by December 1, 2011 with respect to the quarter ending December 31, 2011 and thereafter the quarterly fees will be paid at the beginning of each quarter beginning on January 1, 2012; and (b) the chairperson of the Special Committee (Mr. Gilbert) receives an additional $5,000 per quarter. In addition, each member of the Special Committee is reimbursed for all of his or her reasonable out-of-pocket costs and expenses incurred in connection with his or her service as a member of the Special Committee.

Stock-Based Compensation. In addition to the fees described above, each director receives an Annual Director Restricted Stock Award under the Amended and Restated Midas, Inc. Stock Incentive Plan. Currently, the Annual Director Restricted Stock Award consists of 3,000 Shares of Company Restricted Stock. These Shares of Company Restricted Stock vest in four equal annual installments commencing on the first anniversary of the date of grant. In the event of a director’s retirement (which is defined, under Midas’ retirement policies, as a voluntary termination of one’s directorship after reaching 55 years of age and after at least five years of service with Midas), all then-unvested Shares of Company Restricted Stock held by such director will fully vest. In the event of a Change in Control (as defined in the Amended and Restated Midas, Inc. Stock Incentive Plan), each Share of Company Restricted Stock will vest and, in certain cases, will be settled in cash by the Company. The Company’s current policy is to issue the Annual Director Restricted Stock Awards simultaneously with the annual issuance of awards to executives under the Amended and Restated Midas, Inc. Stock Incentive Plan.

Support Agreement

Mr. Feldman, the Company’s Chairman, President and Chief Executive Officer, has entered into a Tender and Support Agreement (the “Support Agreement”) with the Company, Parent and Acquisition Sub pursuant to which he has agreed, among other things, to (i) tender the Shares beneficially owned by him in the Offer and (ii) support the Merger and the other transactions contemplated thereby, on the terms and subject to the conditions set forth in the Support Agreement. The Support Agreement will terminate automatically upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of the Offer or occurrence of the expiration date for the Offer shall have occurred, in each case without acceptance for payment of the Subject Shares (as defined in the Support Agreement) pursuant to the Offer, (d) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to Stockholders pursuant to the Merger Agreement, and (e) the mutual written consent of all of the parties to the Support Agreement to terminate. The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which includes certain other obligations and restrictions. The Support Agreement is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Affiliated Director

Mr. Schoeberl, the Company’s Lead Director, served on the board of directors of Parent from 1996 to January 2012. In light of the potential conflict of interest, Mr. Schoeberl resigned from the board of Parent on January 12, 2012 and is not a member of the Special Committee.

(b)	Arrangements with Parent and its Affiliates

The Merger Agreement

The Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference, governs the contractual rights among Parent, Acquisition Sub and the Company in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Acquisition Sub or the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary of terms set forth in the Offer and incorporated by reference herein are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to Parent, Acquisition Sub or the Company. The representations and warranties contained in the Merger Agreement have been negotiated among the parties thereto with the principal purpose of establishing the circumstances in which Acquisition Sub and Parent may have the right not to consummate the Offer and Merger, or a party may have the right to terminate the Merger Agreement if the representations and warranties, covenants or other agreements of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties, covenants or other agreements may also be subject to a contractual standard of materiality different from those generally applicable to Stockholders and are qualified by information set forth on confidential schedules. Accordingly, Stockholders should not rely on the representations and warranties contained in the Merger Agreement as matters of fact. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify factual disclosures contained in the Merger Agreement.

Representation on the Board

Among other items, the Merger Agreement provides that following Acquisition Sub’s purchase of and payment for Shares tendered and not properly withdrawn pursuant to the Offer (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder) that constitute a majority of outstanding Shares (on a fully diluted basis), Parent will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, of the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Keep Well Agreement

As an inducement to the Company to enter into the Merger Agreement and undertake the transactions contemplated thereby, including the Offer and the Merger, Sumitomo has provided a keep well undertaking (the “Keep Well Agreement”) in favor of Parent and Acquisition Sub (and the Company as an intended third party beneficiary) agreeing to, among other things, (i) preserve and maintain, and cause the preservation and maintenance of (a) the corporate existence of each of Parent and Acquisition Sub and (b) all of the licenses, rights, privileges and franchises of Parent and Acquisition Sub necessary or desirable for (y) the maintenance of their existence and (z) the fulfillment of their respective obligations under the Merger Agreement; (ii) keep well Parent and Acquisition Sub and to provide all corporate and economic support to Parent and Acquisition Sub, to the extent necessary to permit each of them to satisfy all of their respective financial and other obligations under the Merger Agreement, including the obligation to fund the acquisition of all the outstanding Shares and to refinance the Company’s Existing Credit Agreement (as defined in the Merger Agreement) pursuant to the Merger Agreement; and (iii) take commercially reasonable efforts to ensure that none of the Parent or Acquisition Sub shall be subject to any insolvency proceeding and shall not be liquidated, dissolved or wound up until the termination of Sumitomo’s obligations under the Keep Well Agreement. The foregoing summary of the Keep Well Agreement does not purport to be complete and is qualified in its entirety by reference to the Keep Well Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Confidentiality Agreement

The Company and Parent entered into a confidentiality agreement dated September 21, 2011 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. Under the Confidentiality Agreement, Parent agreed, subject to certain exceptions, to keep confidential any non-public information concerning the Company and agreed to certain “standstill” and employee non-hire and non-solicitation provisions for the protection of the Company. The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement. The Confidentiality Agreement is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

Solicitation/Recommendation

On March 12, 2012, after careful consideration and a thorough review of the Offer with its outside legal and financial advisors and discussion with the Special Committee, the Board, at a meeting duly called and held, by unanimous vote of all directors present at the meeting:

•

determined that the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are fair to and in the best interests of the Company and the Stockholders; and

•	adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including without limitation the Offer and the Merger; and

•	resolved to recommend that each Stockholder accept the Offer, tender his, her or its Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND, IF REQUIRED BY THE DGCL, VOTE THEIR SHARES TO ADOPT THE MERGER AGREEMENT.

Background of the Transaction; Reasons for the Recommendation

Background of the Transaction

The Board and the Company’s management regularly review the Company’s results of operations and competitive position and periodically review the Company’s strategic options, including whether the continued execution of its strategy as a stand-alone company or a possible strategic transaction, including a sale of the Company to a third party or other business combination, would offer the best opportunity to enhance stockholder value.

In April 2011, the Company asked J.P. Morgan Securities LLC (“J.P. Morgan”) to prepare a valuation analysis of the Company for the Board so that the Board would be prepared to evaluate an offer to purchase the Company should the Company receive a proposal. J.P. Morgan discussed with the Board its preliminary views on valuation of May 10, 2011. J.P. Morgan had provided financial advisory services to the Company from time to time in connection with the Company’s periodic review of strategic alternatives. In May 2011, Mr. Feldman received calls from a private equity firm (“Financial Buyer A”) and from Company A, expressing interest in exploring a possible purchase of the Company. Mr. Feldman informed representatives of Financial Buyer A and Company A that the Company was open to all avenues to increase stockholder value and would consider any offers made. On May 31, 2011, the chief executive officer of Company A had dinner with Mr. Feldman and expressed Company A’s interest in purchasing the Company for $10.00 per share in cash. On June 9, 2011, Mr. Feldman received a call from Financial Buyer A expressing an interest in purchasing the Company for $9.50 per share in cash. Mr. Feldman indicated to Financial Buyer A and Company A that the Board had a meeting in early August and would discuss their respective offers at that time.

On July 12, 2011, the Company received a letter from Company A setting forth a non-binding indication of interest to acquire all of the Company’s outstanding common stock at a price of $9.00 per share in cash, subject to satisfactory completion of due diligence. At the August 8, 2011 meeting of the Board, a decision was made to inform both Financial Buyer A and Company A that the Company was open to offers but that it would take a few more weeks for the Company to respond to these offers. The Board had requested that J.P. Morgan complete some additional valuation work.

Mr. Feldman conveyed this message to Financial Buyer A, which indicated its willingness to wait for the Board’s response. On August 10, 2011, Mr. Feldman informed the chief executive officer of Company A that the Board anticipated that it would respond to Company A’s offer by September 9 and Mr. Feldman requested that they schedule a meeting for after that date.

The chief executive officer of Company A indicated that he did not believe that Company A’s board of directors would be willing to wait until September 9 for a response. Mr. Feldman understood from this conversation that the chief executive officer of Company A was indicating that Company A might make public its interest in acquiring the Company shortly.

On August 10, 2011, Mr. Feldman called a telephonic meeting of the Board. Mr. Feldman updated the Board on his conversation with the chief executive officer of Company A. The Board then discussed the possibility that Company A might make public its interest in acquiring the Company. After discussion with representatives of Kirkland & Ellis LLP (“Kirkland & Ellis”), the Company’s legal advisor, and J.P. Morgan, the Board determined that it was in the best interests of the Company and its stockholders to commence a review of strategic alternatives, including a possible sale of the Company, at this time rather than respond to an unsolicited offer from Company A, because it would permit the Board to undertake a more orderly exploration of the Company’s strategic alternatives.

On August 11, 2011, the Company entered into an engagement letter with J.P. Morgan pursuant to which the Company retained J.P. Morgan to assist the Company in exploring strategic alternatives and which contemplated that the parties would enter into a more specific engagement letter depending on the type of transaction, if any, the Company determined to pursue. Later, the Company also engaged Grubb & Ellis Landauer to conduct an appraisal of the Company’s real estate.

Immediately after finalizing these engagement letters, the Company issued a press release after the close of business on August 11, 2011, publicly announcing that it would evaluate a range of strategic and financial alternatives to enhance stockholder value, and that it had retained J.P. Morgan to assist in this process. The Company announced that these alternatives may include, but would not be limited to, a possible sale, merger or other business combination and that the Company would also conduct an appraisal of its real estate portfolio.

On August 12, 2011, J.P. Morgan was contacted by Morgan Joseph TriArtisan LLC (“Morgan Joseph”), TBC’s financial advisor, regarding the Company’s announcement. On August 16, 2011, J.P. Morgan contacted Morgan Joseph, at which point Morgan Joseph expressed TBC’s interest in entering the process announced by the Company as a potential bidder in a transaction involving Midas.

On August 18, 2011, the Company’s management, J.P. Morgan and Kirkland & Ellis discussed telephonically the timeline and process for the Company’s review of strategic alternatives, including the evaluation of a possible sale of the Company. Starting on August 23, 2011, J.P. Morgan began contacting parties that might be interested in a transaction involving the Company, including, but not limited to, a purchase of the Company or any of its assets. Between August 23 and September 26, J.P. Morgan communicated with 103 parties. J.P. Morgan affirmatively contacted a total of 74 parties, which included 37 potential strategic buyers and 37 potential financial buyers. In addition, J.P. Morgan and the Company’s management received inbound calls from a total of 29 parties, including 21 potential strategic buyers and eight potential financial buyers.

On September 13, 2011, J.P. Morgan sent a proposed non-disclosure and standstill agreement to Morgan Joseph for delivery to TBC. The parties executed the non-disclosure and standstill agreement on September 21, 2011.

On September 14, 2011, the Board held a meeting at which J.P. Morgan provided an update of the steps taken to date in connection with the Company’s review of strategic alternatives, including a discussion of potential buyers, the parties contacted to date and which of the parties had expressed an interest in exploring a transaction with the Company. J.P. Morgan also reviewed with the Board a list of other strategic alternatives that could be explored, including: the Company remaining a stand-alone company and pursuing its current strategies; pursuing additional acquisitions; disposing of certain assets, including its Canadian operations or its R.O. Writer software business; possible uses of cash from asset distributions, including stockholder distributions or share repurchases; and options for monetizing the Company’s real estate portfolio, including a sale of real estate to franchisees or other third parties, a sale-leaseback transaction, a partial initial public offering (“IPO”) or a carve-out or split off involving forming a new public real estate investment trust.

On September 22, 2011, the Board held a meeting at which, among other things, J.P. Morgan provided an update regarding the status of the strategic review process, including a preliminary list of potential bidders, and the proposed timeline for conducting the sale evaluation process. J.P. Morgan also reviewed with the Board a list of preliminary considerations with respect to, and a proposed timeline for reviewing and evaluating, other potential strategic alternatives, including: the Company remaining a stand-alone company and pursuing its current strategies; pursuing additional acquisitions; disposing of certain assets, including its Canadian operations or its R.O. Writer software business; possible uses of cash from asset distributions, including stockholder distributions or share repurchases; and options for monetizing the Company’s real estate portfolio, including a sale of real estate to franchisees or other third parties, a sale-leaseback transaction, a partial IPO or a carve-out or split off involving forming a new public real estate investment trust. At that meeting, Kirkland & Ellis also reviewed with the Board the directors’ fiduciary duties in the context of an exploration of strategic alternatives, including a possible sale of the Company.

Between September 13 and October 26, 2011, the Company entered into non-disclosure and standstill agreements with 35 parties, including nine potential strategic buyers and 26 potential financial buyers.

On September 23, 2011, J.P. Morgan provided access to a virtual dataroom to interested parties who had executed non-disclosure and standstill agreements, which contained a limited amount of non-public information provided by the Company, including a financial forecast.

J.P. Morgan mailed a letter to participants in the process on October 19, 2011 that explained the process for the first round of non-binding bid proposals for the acquisition of all Shares of the Company.

On November 2, 2011, the Company received a written non-binding indication of interest from TBC to acquire the entire Company at $12.00-$14.00 per Share in cash. In total, during the first week of November 2011, the Company received written non-binding indications of interest from nine parties and one verbal indication of interest, with eight of the 10 parties expressing interest in purchasing the entire Company, subject to completion of satisfactory due diligence. One party expressed interest in acquiring an interest in the Company’s real estate holdings and another party expressed interest in a transaction involving the Company’s Canadian operations.

The bids for the entire Company were at prices ranging from $8.50 to $14.00 per share in cash, with the highest being TBC’s indication of interest at $12.00-$14.00 per share in cash. Company A made an offer of $9.00-$10.00 in cash and expressed a willingness to consider a combination of cash and stock.

On November 7-8, 2011, the Board held a meeting in Schaumburg, Illinois. Mr. Schoeberl abstained from attending the meeting due to his role as a member of TBC’s board of directors. At the November 7 and 8 meeting, J.P. Morgan reviewed its preliminary analysis of the strategic alternatives available to the Company, including: the Company remaining a stand-alone company and pursuing its current strategies; pursuing additional acquisitions; disposing of certain assets, including its Canadian operations or its R.O. Writer software business; possible uses of cash from asset distributions, including stockholder distributions or share repurchases; and options for monetizing the Company’s real estate portfolio, including a sale of real estate to franchisees or other third parties, a sale-leaseback transaction, a partial IPO or a carve-out or split off involving forming a new public real estate investment trust. J.P. Morgan also reviewed with the Board the preliminary indications of interest received from parties participating in the Company’s sale evaluation process. Following the Board meeting on November 7, the independent directors of the Board met to discuss the desirability of forming a Special Committee comprised of independent and disinterested directors. The independent directors discussed the possible conflict of interest on the part of Mr. Schoeberl due to his role as member of the board of directors of TBC and TBC’s submission of an initial indication of interest. They also discussed the fact that Mr. Feldman would be entitled to certain payments upon a change in control, which could also create a possible conflict of interest. The independent directors determined that, if a special committee were formed, it would be best if Mr. Schoeberl and Mr. Feldman not serve on it.

At the November 8, 2011 Board meeting, the Board adopted a resolution authorizing the formation of the Special Committee and granting the Special Committee, among other things, the authority to recommend to the Board and the Company whether any particular strategic alternative is advisable and fair to, and in the best interests of, the Company and its stockholders. The Special Committee determined that it would be advisable for J.P. Morgan to be retained formally by the Special Committee rather than the Board and requested that J.P. Morgan prepare a draft engagement letter. The Special Committee also decided to retain Kirkland & Ellis to represent the Special Committee.

On November 8, 2011, the Special Committee held a meeting immediately following the Board meeting. The Special Committee directed J.P. Morgan to permit further due diligence by four of the parties submitting preliminary indications of interest to acquire the Company, including TBC, Company A, Company B and Financial Buyer B. The Special Committee determined not to permit additional due diligence by the other four parties that expressed an interest in acquiring the Company because, based on their initial indications of interests, the Special Committee determined it was not reasonable to expect that any of these parties would be willing or able to make an offer for the Company that would be competitive with the four bidders selected to continue in the process or that would be in the best interests of the Company and its stockholders. At this meeting the Special Committee also determined not to continue discussions with the party that had expressed an interest only in the Company’s real estate portfolio and the party that had expressed an interest only in the Canadian operations on the basis that it was not likely that these indications of interest would result in a transaction that would be in the best interest of the Company and its stockholders.

On November 10, 2011, J.P. Morgan contacted Morgan Joseph to inform them that TBC had been selected as one of a limited number of parties to be invited to conduct additional due diligence on the Company. During this call, J.P. Morgan informed Morgan Joseph that a more detailed data room would be made available shortly for the purpose of conducting more in depth due diligence, and potential dates for participating in a management presentation were discussed.

On November 11, 2011, the Special Committee held a telephonic meeting at which J.P. Morgan reviewed with the Special Committee the discussions between J.P. Morgan and the four bidders that had been selected to continue in the sale evaluation process.

On November 18, 2011, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on discussions with the bidders. The Special Committee determined that it would be in the best interests of the Company’s stockholders to increase the number of participants in the auction process. Consequently, the Special Committee directed J.P. Morgan to re-engage with two of the potential financial buyers that had submitted initial indications of interest but had not been invited to conduct additional due diligence, Financial Buyer C and Financial Buyer D, to see if there were circumstances that might lead them to increase their preliminary indications of interest. After J.P. Morgan left the call, the Special Committee delegated to a member of the Special Committee the authority to negotiate an engagement letter with J.P. Morgan that was appropriate for the Company’s ongoing exploration of strategic alternatives and sale evaluation process.

On November 18, 2011, J.P. Morgan sent to TBC, Company A, Company B and Financial Buyer B letters stating that they had been selected as one of a limited number of parties to be invited to conduct additional due diligence on the Company.

On November 19, 2011, J.P. Morgan made available a virtual phase two data room, which contained more detailed financial and business due diligence materials relating to the Company.

On November 22, 2011, the Special Committee held a meeting at which J.P. Morgan reported on its discussions with Financial Buyer C and Financial Buyer D regarding their willingness to possibly increase their initial indications of interest. J.P. Morgan indicated that each had suggested that additional due diligence might lead them to increase their initial indications of interest. In light of this, the Special Committee directed J.P. Morgan to invite Financial Buyer C and Financial Buyer D to continue in the process, including participating in a management presentation.

On November 25, 2011, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on the status of the review of strategic alternatives, including the schedule for upcoming management presentations and anticipated attendees.

During the weeks of November 28 and December 5, the Company’s management made presentations to representatives of the six bidders, including TBC, Company A, Company B, Financial Buyer B, Financial Buyer C, and Financial Buyer D, and their respective advisors.

On December 2, 2011, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on the three management presentations held that week. J.P. Morgan also discussed with the Special Committee whether it would be advisable to extend the date for second round bids to permit bidders additional time to conduct due diligence. J.P. Morgan then discussed with the Special Committee the materials previously delivered to the Special Committee at the November 8, 2011 meeting regarding possible strategic alternatives (in addition to a sale of the Company) available to the Company. Based on these discussions, the Special Committee determined that three such possible strategic alternatives–a cash dividend to stockholders, a sale of the Company’s R.O. Writer software business and the monetization of the Company’s real estate portfolio–warranted further investigation and consideration. J.P. Morgan reviewed with the Special Committee the types of transactions that might be available to monetize the Company’s real estate assets. The Special Committee directed J.P. Morgan to undertake further analysis of the feasibility of various potential transactions involving the Company’s real estate portfolio. The Special Committee also directed J.P. Morgan to further analyze the potential uses of proceeds from a sale of assets.

On December 9, 2011, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on the three management presentations made that week. The Special Committee also discussed the status of the relationship with Mesa S.p.A., the licensee of the Midas brand in Europe (“Mesa”). Although the Company and Mesa had concluded a binding arbitration in March 2011 relating to the strategic alliance and license agreement between the parties, the parties continued to disagree with respect to their respective rights and obligations under these agreements. The Special Committee determined to request a full Board meeting to discuss whether it would be possible to resolve the ongoing disputes with Mesa.

On December 15, 2011, the Special Committee held a telephonic meeting. At the meeting members of J.P. Morgan’s real estate investment banking coverage team reviewed with the Special Committee their analysis of the alternatives available for monetizing the Company’s real estate assets, including a sale of real estate to franchisees or other third parties, a sale-leaseback transaction, a partial IPO or a carve-out or split off involving forming a new public real estate investment trust. The Special Committee and its advisors discussed the fact that a sale-leaseback transaction would result in the Company’s disposition of its real estate assets and leave the Company highly leveraged. The Special Committee also discussed with J.P. Morgan that a capital markets transaction involving a spin-off or partial IPO of the Company’s real estate assets would be very challenging given the relatively small size of the assets in relation to the size of public real estate investment trusts generally. At the December 15 meeting, J.P. Morgan also informed the Special Committee that Financial Buyer D was no longer interested in participating in the process.

On December 16, 2011, the Special Committee held a telephonic meeting. Management of the Company provided the Special Committee with an update on negotiations with Mesa to settle the dispute between the parties. After J.P. Morgan left the call, the Special Committee member charged with negotiating an engagement letter with J.P. Morgan appropriate for the Company’s ongoing exploration of strategic alternatives, including a possible sale of the Company, briefed the Special Committee and its advisors on the status of negotiations regarding the financial terms of such an engagement. The Special Committee approved the financial terms tentatively agreed to with J.P. Morgan and requested that Kirkland & Ellis finalize the remaining terms of the engagement letter with J.P. Morgan.

On December 18, 2011, J.P. Morgan, the Company and the Special Committee executed an engagement letter.

On December 23, 2011, J.P. Morgan informed the Special Committee that Financial Buyer B had informed J.P. Morgan on December 22 that it was not interested in continuing in the process.

On December 30, 2011, the Special Committee held a telephonic meeting at which the Special Committee and its advisors discussed the Mesa situation and J.P. Morgan updated the Special Committee on the status of the bidders’ ongoing due diligence. The Special Committee discussed with its advisors how best to proceed with the sale evaluation process in light of the fact that it did not appear likely that the Company’s dispute with Mesa would be resolved prior to the submission of second round bids by the remaining bidders.

On January 4, 2012, the full Board held a telephonic meeting to discuss a complaint filed by Mesa in a Milan, Italy court that was received by the Company on January 3, 2012, alleging that the Company was in breach of the strategic alliance and license agreements between the parties. The Special Committee held a telephonic meeting immediately following the full Board meeting to update J.P. Morgan on the recently filed Mesa complaint and the proposed press release regarding the complaint to be issued by the Company prior to the open of the market on January 6. The Special Committee directed J.P. Morgan to contact each of the remaining bidders prior to the issuance of the press release to notify them of the filing of the complaint.

At the January 4 meeting, J.P. Morgan informed the Special Committee that Financial Buyer C had indicated that it would no longer participate in the process. The Special Committee instructed J.P. Morgan to encourage Financial Buyer C to remain in the process and to submit a second round indication of interest. After further discussion with J.P. Morgan, Financial Buyer C declined the invitation to submit a second round indication of interest, and formally withdrew from the process.

On January 6, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan and management updated the Special Committee regarding the discussions that J.P. Morgan and management had with each of TBC and the financial advisors for each of Company A and Company B. The Special Committee and its advisors also discussed the instructions J.P. Morgan should give to the bidders regarding the Mesa situation in submitting their revised indications of interest, and it was determined that the bidders should be asked to indicate all relevant assumptions utilized in making their bids, including any specific assumptions relating to the Company’s European business.

On January 9, 2012, J.P. Morgan and members of management had further conversations with Company A and Company B regarding the Mesa complaint.

On January 9, J.P. Morgan sent a bid process letter to TBC, Company A and Company B explaining the process for the second round of non-binding bid proposals.

On January 12, 2012, J.P. Morgan received revised indications of interest from TBC and Company A. TBC indicated that it would be willing to pay between $12.25-$14.00 per share in cash, dependent upon whether the Company was able to reach a settlement with Mesa and the terms of that settlement. TBC stated that its indication of interest was conditioned on the Company’s willingness to enter into a 60-day exclusive negotiating period.

Company A indicated it would be willing to pay $9.25 per share in cash for all of the Company’s outstanding common stock. Company A indicated that it was also willing to consider a mix of consideration that would include cash and Company A stock, but provided no additional details relating to this option.

Company B indicated that it would require additional time to submit its revised indication of interest.

On January 16, 2012, the Special Committee met in Chicago, Illinois. At this meeting, J.P, Morgan reviewed with the Special Committee the revised indications of interest and discussed how best to proceed with both TBC and Company A. J.P. Morgan reported that TBC had indicated that the proposed 60-day exclusivity period could be used to, among other things, seek to negotiate a settlement of the Mesa dispute. The Special Committee determined, however, that it was not reasonable to expect that the Mesa dispute could be resolved in that timeframe. For this reason, and because Company A remained in the bidding process, the Special Committee instructed J.P. Morgan to tell TBC that the Company would not agree to the 60-day exclusivity period but would be willing to move quickly to seek to reach an agreement with TBC and that the Company believed that further due diligence by TBC regarding the Mesa matter would likely result in TBC increasing the lower end of its revised indication of interest. J.P. Morgan spoke with representatives of Morgan Joseph on January 18, 2012 to convey this information. It also informed Morgan Joseph that TBC had been given full access to Midas’ virtual data room.

At the January 16 meeting, the Special Committee and its advisors also discussed Company A’s indication of interest. The Special Committee directed J.P. Morgan to request additional information from Company A regarding its willingness to pay a portion of the consideration in Company A stock and to encourage Company A to increase its indication of interest to remain competitive in the process.

At the January 16 meeting, J.P. Morgan also reviewed with the Special Committee its preliminary valuation analysis of the Company and updated the review of each of the strategic alternatives that had been considered by the Special Committee, including: the Company remaining a stand-alone company and pursuing its current strategies; pursuing additional acquisitions; disposing of certain assets, including its Canadian operations or its R.O. Writer software business; possible uses of cash from asset distributions, including shareholder distributions or share repurchases; and options for monetizing the Company’s real estate portfolio, including a sale of real estate to franchisees or other third parties, a sale-leaseback transaction, a partial IPO or a carve-out or split off involving forming a new public real estate investment trust. J.P. Morgan discussed each of the alternatives and the considerations with respect to the potential desirability of each in comparison to a sale of the Company in general and a sale to TBC within its indicative price range in particular.

The Special Committee held telephonic meetings on January 18 and January 20, 2012 at which J.P. Morgan provided an update on the sale evaluation process. At the January 20 meeting, J.P. Morgan informed the Special Committee that Company B indicated to J.P. Morgan on January 19 that it would not be submitting a bid. Also at the meeting, representatives of Kirkland & Ellis reviewed with the Special Committee the material terms of the proposed draft merger agreement to be sent to TBC.

From January 20 through January 30, the Company and its representatives held a series of conference calls with TBC and Morgan Joseph to discuss the Company’s pending litigation matters.

On January 22, 2012, J.P. Morgan sent to Morgan Joseph a draft of the merger agreement.

On January 27, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan provided an update on the sale evaluation process. J.P. Morgan informed the Special Committee that Company A had increased its indication of interest to $10.00 per share and expressed a willingness to pay up to 50% of the consideration in Company A stock. J.P. Morgan reported that Company A had requested that the Company enter into a 30-day exclusive negotiating period with it but that J.P. Morgan had informed Company A this would not be possible at Company A’s proposed price. The Special Committee determined, however, that Company A should be provided a draft of the merger agreement and given the opportunity to continue due diligence on a non-exclusive basis. On January 30, 2012, J.P. Morgan provided Company A’s financial advisors with a copy of a draft merger agreement and encouraged Company A to increase its bid in order to remain competitive.

During the week of January 30, representatives of TBC and Sumitomo met with representatives of the Company in Itasca, Illinois to conduct further due diligence on the Company.

On February 3, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan reviewed with the Special Committee the various alternatives previously presented to the Special Committee for monetizing the Company’s real estate assets. J.P. Morgan re-affirmed its view that a partial IPO or spin off of those assets was not practicable due to the limited size of the Company’s real estate portfolio as compared to the size of public real estate investment trusts. J.P. Morgan also updated the Special Committee on the status of TBC’s and Company A’s due diligence.

During the weeks of February 6 and 13, representatives of Company A met with representatives of the Company in Itasca, Illinois to conduct further due diligence on the Company.

On February 7, 2012, TBC sent a mark-up of the draft merger agreement to Kirkland & Ellis.

On February 10, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on the status of TBC’s and Company A’s continuing due diligence, and J.P. Morgan informed the Special Committee that it had conveyed to Company A that Company A would need to increase its bid in order to remain competitive in the process. The Special Committee and its advisors discussed Company A’s request to speak with certain members of management regarding post-closing employment arrangements and the Special Committee instructed J.P. Morgan to inform Company A that these discussions would be premature. Representatives of Kirkland & Ellis then reviewed with the Special Committee the material issues raised by TBC’s mark-up of the draft merger agreement.

On February 16, 2012, J.P. Morgan sent to TBC a revised draft of the merger agreement.

On February 17, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on discussions with Morgan Joseph. J.P. Morgan reported that Morgan Joseph indicated that TBC believed certain matters identified in the course of TBC’s ongoing due diligence would likely result in TBC offering a price below the low end of its previously indicated range. J.P. Morgan reviewed with the Special Committee the specific issues raised by TBC, including the Mesa litigation, the Canadian class action (which was filed by Canadian Midas franchisees in 2007 alleging various violations of the franchise agreement and that Midas Canada breached its duties of good faith and fair dealing when it implemented its new supply chain program in 2003) and the Company’s pension underfunding.

On February 21, 2012, representatives of Kirkland & Ellis discussed TBC’s mark-up of the merger agreement with representatives of Morgan, Lewis & Bockius LLP, TBC’s legal advisor (“Morgan Lewis”). Among the issues discussed between representatives of Kirkland & Ellis and Morgan Lewis were deal protection and termination matters, particularly TBC’s request that the Company not have the right to terminate the agreement in order to accept a superior proposal. Kirkland & Ellis also requested that Sumitomo, TBC’s parent company, provide a guarantee of TBC’s obligations under the merger agreement. Kirkland & Ellis indicated that such a guarantee was a condition to the Company’s willingness to enter into a transaction with TBC and Morgan Lewis relayed its client’s view that such guarantee was not necessary and would not be forthcoming. Morgan Lewis also requested that certain major stockholders, including Mr. Feldman, provide support agreements in respect of any tender offer by TBC.

On February 23, 2012, certain members of the Company’s senior management, the Company’s Canadian counsel and J.P. Morgan held a conference call with representatives of TBC and Morgan Joseph to discuss the Canadian lawsuit.

On February 24, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan updated the Special Committee on the status of TBC’s and Company A’s ongoing due diligence reviews of the Company and anticipated next steps and timing with respect to each.

J.P. Morgan also reported that Company A had requested an additional two weeks to conduct environmental due diligence on a large number of the Company’s store locations. J.P. Morgan also informed the Special Committee that Company A’s financial advisor had indicated that Company A might have some flexibility with respect to the mix of stock and cash as consideration, whether the exchange ratio for the stock portion of the consideration would be fixed or floating and with respect to the parameters of the proposed collar for the exchange ratio. After discussion, and taking into account, among other factors, the trading price of Company A’s common stock, the Special Committee determined that, subject to the offer price, a larger percentage of cash (as opposed to Company A common stock) would be preferable to and in the best interests of the Company’s stockholders.

Representatives of Kirkland & Ellis then reviewed with the Special Committee the principal terms of Company A’s proposal and the principal issues raised by Company A’s markup of the draft merger agreement.

The Special Committee then discussed TBC’s position that it would not provide a guarantee from its parent company. The Special Committee directed its advisors to reiterate to TBC that the Company would require such a guarantee. At the same time, however, the Special Committee directed Kirkland & Ellis to continue to seek to reach agreement with TBC on the terms of a confidentiality agreement that would permit TBC to provide to the Company the audited financial statements of TBC on a confidential basis so the Company could assess the financial strength of TBC on a stand-alone basis.

On February 27 and 28, 2012, representatives of TBC and Morgan Joseph participated on conference calls with certain of the Company’s larger franchisees as part of TBC’s due diligence on the Company.

On February 28, 2012, Kirkland & Ellis received a revised draft of the merger agreement from Morgan Lewis.

On February 29, 2012, the Company executed a non-disclosure agreement with TBC, and TBC sent to the Company certain financial statements of TBC.

On February 29, 2012, representatives of Kirkland & Ellis continued to negotiate the merger agreement with representatives of Morgan Lewis.

On February 29, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan informed the Special Committee that TBC, following the investment committee meeting of its parent company, had proposed a price of $11.25 per share in cash. J.P. Morgan also discussed with the Special Committee that Company A was now indicating that 100% of the consideration would be payable in Company A stock but that Company A had indicated that it would be willing to proceed without conducting further environmental due diligence. After discussion, the Special Committee directed J.P. Morgan to request best and final offers from each of TBC and Company A no later than March 6 and directed J.P. Morgan to reiterate to Company A that its price was not currently at a competitive level.

On March 1, 2012, J.P. Morgan informed TBC and Company A that they were requested to submit a final binding offer by March 6, 2012, including an offer price per share and a mark-up of the merger agreement.

On March 2, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan provided an update on the status of TBC’s and Company A’s due diligence and representatives of Kirkland & Ellis reviewed with the Special Committee open issues relating to TBC’s proposed mark-up of the merger agreement, including TBC’s continuing refusal to provide a guarantee from its parent company.

On March 2, 2012, a conference call was held to discuss the merger agreement between the legal and financial advisors of the Company and TBC. The parties discussed key open issues, including the deal protection and termination provisions. TBC’s representatives reiterated their desire for support agreements from Mr. Feldman and other major stockholders. The Company’s representatives reiterated their insistence on receiving a guarantee or some other support from TBC’s parent company in respect of TBC’s obligations under the merger agreement.

On March 2, 2012, representatives of Morgan Lewis provided Kirkland & Ellis with a form of Tender and Support Agreement that TBC was requesting from Mr. Feldman.

On March 3, 2012, J.P. Morgan sent a revised draft of the proposed merger agreement with TBC to Morgan Joseph and sent a revised draft of the proposed merger agreement with Company A to Company A’s financial advisors.

On March 6, 2012, J.P. Morgan received Company A’s proposed final offer of $10.50 per share with 100% of the consideration payable in Company A stock and a revised draft of Company A’s proposed merger agreement.

On March 6, 2012, TBC requested additional time to submit its bid.

On March 7, 2012, William Guzik, the Company’s Chief Financial Officer, raised with Mr. Bindley, the chairman of the Company’s Compensation Committee, an interpretive question relating to management’s existing change in control agreements that had arisen in the course of preparing the tables that would be required for the Company’s proxy statement and in any filings made in connection with a possible transaction. Mr. Guzik informed Mr. Bindley that Kirkland & Ellis did not believe that it was clear from the agreements that management would be entitled to the value of one year’s worth of target equity grants, as had previously been conveyed by the Company to parties during due diligence. Mr. Guzik asked that Mr. Bindley, on behalf of the Compensation Committee, provide his views with respect to the amount payable pursuant to that specific provision of the change in control agreements.

On March 7, 2012, Morgan Joseph reiterated TBC’s proposed price per share of $11.25. Morgan Joseph also provided J.P. Morgan with a revised draft of the merger agreement and a proposed draft of a keep well agreement from Sumitomo, which TBC proposed instead of a guarantee to address the Company’s concerns that were intended to be addressed through delivery of a guarantee.

Later that evening representatives of J.P. Morgan called representatives of Morgan Joseph and, based on previous discussions with the Special Committee regarding TBC’s $11.25 per share offer, expressed disappointment in the $11.25 per share offer and encouraged Morgan Joseph to ask TBC to make its best and final offer, as consistent as possible with the originally provided range.

On March 8, representatives of Morgan Joseph relayed to representatives of J.P. Morgan TBC’s best and final price of $11.50 per share, subject to approval from TBC’s stockholders and to the parties reaching terms on the merger agreement and related documents including a support agreement from Mr. Feldman.

On March 8, 2012, the Special Committee held a telephonic meeting at which J.P. Morgan reviewed TBC’s and Company A’s proposed final bids. J.P. Morgan informed the Special Committee that TBC had offered $11.50 per share in cash. Representatives of Kirkland & Ellis reviewed with the Special Committee the open material issues relating to the TBC merger agreement. In particular, the Special Committee discussed that the keep well agreement proposed by TBC did not provide the Company with third party enforcement rights against TBC’s parent company and therefore did not provide sufficient protection to the Company.

J.P. Morgan also reviewed with the Special Committee the proposed terms of Company A’s final bid of $10.50 per share, with 100% of the consideration payable in Company A stock.

In addition, J.P. Morgan discussed with the Special Committee its preliminary views on valuation with respect to the bids by both TBC and Company A. The Special Committee also discussed with representatives of Kirkland & Ellis the interpretive issue raised by the Company’s management relating to the target long-term incentive component of the change in control payments.

On March 9, 2012, the Special Committee held a telephonic meeting at which the Special Committee and its advisors further discussed the proposed final bids. After discussion, the Special Committee directed its advisors to seek to finalize a merger agreement with TBC with the goal of presenting a merger agreement to the Special Committee and the Board for approval on March 12, 2012.

The Special Committee also further discussed with management the contractual interpretation issues relating to the target long-term incentive component of the change in control payments. The Compensation Committee of the Board held a telephonic meeting later the same day to further discuss the target long-term incentive component of the change in control payments. The Compensation Committee determined that, while the relevant provision of the change in control agreements was not unambiguous, the Compensation Committee’s view was that the provision did not entitle the covered executives to the value of one year’s worth of target equity grants. Following the Compensation Committee meeting, the chairman of the Special Committee directed J.P. Morgan to raise the change in control payment issue with each of Company A and TBC with the hope that they might raise their bids due to the fact that the amount of the payments might be lower than they had understood when they submitted their final bids. Following these discussions, Company A increased its offer to $10.75. TBC indicated that its counsel would further discuss the issue with representatives of Kirkland & Ellis.

On March 9, 2012, Kirkland & Ellis sent to TBC and its representatives a revised draft of the merger agreement.

On March 10, 2012, representatives of Kirkland & Ellis continued to negotiate the merger agreement and keep well agreement with representatives of Morgan Lewis and TBC. Morgan Lewis indicated TBC’s agreement that the keep well would contain third party beneficiary rights in favor of the Company. Representatives of Kirkland & Ellis also discussed with TBC’s counsel the target long-term incentive component of the change in control agreements.

On March 11, 2012, Morgan Joseph indicated to J.P. Morgan that TBC was not willing to take the potential reduced payment into account with respect to TBC’s final proposal. Representatives of Kirkland & Ellis and Morgan Lewis continued to negotiate the merger agreement.

On March 12, 2012, the Special Committee held a meeting in Schaumburg, Illinois, joined by representatives of Kirkland & Ellis and J.P. Morgan. Representatives of J.P. Morgan reviewed J.P. Morgan’s financial analysis of the proposed transaction with the Special Committee and the Board and delivered its oral opinion, which was later confirmed in writing, that, as of the date of the opinion, and subject to the various factors, assumptions, and any limitations set forth in J.P. Morgan’s written opinion, the $11.50 per share in cash to be received by the holders of shares of the Company’s Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders.

Representatives of Kirkland & Ellis provided a summary of the key provisions of the merger agreement and the keep well agreement. The Special Committee then discussed the proposed transaction as well as the fact that the Company had been exploring strategic alternatives for seven months in a publicly disclosed strategic review process, during which representatives of J.P. Morgan had reached out to or received inbound calls from over 100 parties, a number of which conducted extensive due diligence on the Company. The Board also considered the positive and negative factors and risks associated with the proposed transaction, as discussed in further detail in the section entitled “—Reasons for the Recommendation” below.

After further deliberations, the Special Committee resolved, by unanimous vote, that the terms of the Merger Agreement, including the Offer, the Top-Up (as defined in Item 8 under the caption “Top-Up”)) and the Merger, are fair to and in the best interests of the Company and its stockholders, and unanimously resolved to recommend to the Board that it approve the Merger Agreement, the Offer, the Top-Up and the Merger. The Board met immediately following the meeting of the Special Committee and the Chairman of the Special Committee conveyed this recommendation to the Board. The Board then approved the Merger Agreement, the Offer, the Top-Up and the Merger and resolved to recommend that the holders of the Company’s Common Stock accept the Offer and tender their Shares, and, if required by applicable law, adopt the Merger Agreement at a meeting of stockholders.

Thereafter the parties executed the Merger Agreement. On March 13, 2012 before the opening of trading on the NYSE, the Company and TBC issued a joint press release announcing the execution of the Merger Agreement.

The Offer was commenced by TBC on March 28, 2012 and this Schedule 14D-9 was filed that same day.

Reasons for the Recommendation

In reaching the conclusions and in making the recommendation described in this Schedule 14D-9, the Special Committee and the Board carefully and thoroughly considered the Offer and the Merger, consulted with management of the Company and the Special Committee’s independent financial advisor and legal counsel, and took into account numerous factors, including but not limited to the factors listed below. The Special Committee and the Board have unanimously determined that the Offer and the Merger are advisable, fair to and in the best interests of the holders of Company Common Stock, for the reasons set forth below, and recommends that the holders of Company Common Stock tender their shares in response to the Offer, and, if required by applicable law, adopt the Merger Agreement at a meeting of Stockholders.

The Special Committee and the Board unanimously recommends that the holders of Company Common Stock tender their shares in response to the Offer and, if required by applicable law, adopt the Merger Agreement at a meeting of Stockholders, for the following reasons:

1.	Substantial and Immediate Cash Value.

The Special Committee and the Board unanimously determined that, after a lengthy, broad and comprehensive evaluation of strategic alternatives, the Offer Price of $11.50 per share in cash offered immediate and certain value and was fair, from a financial point of view, to the holders of Company Common Stock.

2.	Opinion of J.P. Morgan.

The oral opinion of J.P. Morgan to the Special Committee, and at the request of the Special Committee, to the Board, on March 12, 2012, which was subsequently confirmed in writing, that, as of that date and based upon and subject to the various factors, assumptions, and any limitations set forth in its opinion, the $11.50 cash consideration per Share to be paid to the holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of J.P. Morgan’s written opinion is attached hereto as Annex B. For further discussion of J.P. Morgan’s opinion, see “—Opinion of the Company’s Financial Advisor” below.

3.	Significant Premium to Market Price.

The Board noted that the Offer Price of $11.50 per share in cash represented a significant premium over the market prices at which the Company Common Stock had previously traded, including a premium of approximately:

•

74.8% over the closing market price of the Company Common Stock on August 11, 2011, the last full trading day prior to when the Company announced that it was exploring strategic alternatives, including a possible sale of the Company;

•	29.9% over the closing market price of the Company Common Stock on March 9, 2012, the last full trading day prior to the execution of the Merger Agreement;

•	60.7% over the volume weighted average trading price of the Company Common Stock for the 52-week period ending on August 11, 2011; and

•	55.0% over the volume weighted average trading price of the Company Common Stock for the 52-week period ending on March 9, 2012.

4.	Certainty of Value.

The Offer Price to be received by the holders of Company Common Stock in the Offer and the Merger will consist entirely of cash, which will provide liquidity and certainty of value to the holders of Company Common Stock.

5.	Likelihood of Consummation.

There is a likelihood that the Offer will be completed and the Merger will be consummated, based on, among other things, the conditions to the Offer and the Merger being specific and limited, and not within the control or discretion of TBC or its affiliates, the Keep Well Agreement requiring Sumitomo to provide economic support to TBC to enable TBC to satisfy its obligations under the Merger Agreement, the likelihood of obtaining required regulatory approvals, and the remedies available to the Company under the Merger Agreement in the event of various breaches by TBC, including the availability of third party enforcement rights provided for in the Keep Well Agreement.

6.	Comprehensive Review of Strategic Alternatives.

On August 11, 2011, the Company issued a press release stating that the Board had authorized the exploration of strategic alternatives to enhance stockholder value, which may include a potential sale of the Company, and retained J.P. Morgan as its financial advisor to assist in this process.

Between August 23 and September 26, 2011, J.P. Morgan made contact with 103 parties as part of the potential sale process. Between September 13 and October 26, 2011, the Company entered into non-disclosure and standstill agreements with 35 parties, including nine potential strategic buyers and 26 potential financial buyers. No party submitted a binding proposal offering the Stockholders a higher value than that offered by TBC.

The Special Committee and the Board considered the possibility of pursuing a stand-alone strategy whereby the Company would continue to pursue its previously announced business strategy. The Special Committee and the Board discussed the potential benefits to the Company’s stockholders of this alternative, and the timing and the likelihood of accomplishing the goals of such alternative, as well as the Special Committee’s assessment that this alternative was not reasonably likely to present superior opportunities for creating greater value for the Stockholders, taking into account risks of execution as well as business, competitive, industry and market risks.

The Special Committee and the Board also considered a wide variety of strategic alternatives other than a sale of the Company, including: pursuing additional acquisitions; disposing of certain assets, including its Canadian operations or the R.O. Writer software business; possible uses of cash from asset distributions, including stockholder distributions or share repurchases; and options for monetizing the Company’s real estate portfolio, including a sale of real estate to franchisees, a sale-leaseback transaction, a partial IPO or a carve-out or split-off involving forming a new public real estate investment trust. The Special Committee and the Board concluded that none of these alternatives was reasonably likely to present superior opportunities for creating greater value for the Stockholders.

7.	The Company’s Operating and Financial Condition; Prospects of the Company.

The fact that in determining that the $11.50 per share offer is fair to the holders of Company Common Stock, the Special Committee and the Board also took into account the Company’s recent financial performance and future prospects and general business, industry and economic conditions. In particular, the Special Committee and the Board considered prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving the Company’s growth targets in light of the current and foreseeable market conditions, including continued high unemployment, (ii) general stock market conditions and volatility, (iii) the impact that recent increases in gas prices might have on consumer spending and the potential negative impact on demand for automotive repair services, (iv) uncertainty relating to the litigation between the Company and Mesa and resultant uncertainty relating to the royalty stream under the Company’s license agreement with Mesa, (iv) the limited prospects for the Company to be able to increase substantially its debt capacity to permit expansion through acquisitions, (v) uncertainty regarding the timing and success of the Company’s co-branding initiatives, (vi) uncertainty regarding the resolution of the Canadian class action suit and (vii) the “risk factors” set forth in our Form 10-K for the fiscal year ended December 31, 2011. The Board also considered that the transaction with TBC would allow Stockholders to receive a significant premium to recent trading prices while eliminating the risks and uncertainties inherent in the Company’s ongoing stand-alone business plan, including its co-branding initiatives and the resolution of pending litigation.

8.	Ability to Accept Superior Transaction.

The terms and conditions of the Merger Agreement allow the Company, under certain circumstances, to consider and respond to a written proposal for an acquisition transaction from a third party prior to the Acceptance Time, and the Board has the right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal, upon payment of a termination fee of $5.59 million (approximately 3.25% of the equity value of the transaction and approximately 1.80% of the enterprise value (including assumption of unfunded pension liabilities)), which is within the customary range of termination fees payable in similar transactions.

9.	Transaction Structure.

The transaction is structured as a tender offer and the Merger Agreement requires Acquisition Sub, if it acquires a number of Shares in the Offer that, when added to the number of Shares already owned by Parent and Acquisition Sub and their respective subsidiaries (which Parent and Acquisition Sub represent is zero) and the number of shares of Company Common Stock underlying the Company stock options that are available to be acquired by Parent immediately after the Acceptance Time pursuant to the Support Agreement, represents at least a majority of the sum of (x) the issued and outstanding shares of Company Common Stock as of the expiration of the Offer, plus (y) the aggregate number of shares of Company Common Stock issuable to holders of outstanding Company stock options, plus (z) the aggregate number of shares of Company Common Stock issuable to holders of outstanding Company warrants (the “Minimum Tender Condition”), to consummate a second-step Merger in which the holders of Company Common Stock who do not tender their shares of Company Common Stock in the Offer will receive cash consideration equal to the Offer Price. If the Minimum Tender Condition is satisfied but the Short-Form Threshold (as defined below) has not been met, then Acquisition Sub must exercise the Top-Up (as defined below) to purchase an additional number of shares of Company Common Stock sufficient to permit Acquisition Sub to close the Merger as a short-form merger under Delaware law (the “Short-Form Threshold”). This would permit the transaction to close more quickly than under alternative transaction structures, thus permitting the Company’s stockholders to receive the consideration promptly and reducing the uncertainty during the pendency of the transaction. The Merger Agreement contains limited rights to terminate the Offer, and generally requires Acquisition Sub to extend the Offer beyond the initial expiration date if the conditions to Acquisition Sub’s obligations to close the Offer were not satisfied as of such date.

10.	Sumitomo Keep Well Agreement

Sumitomo, the parent company of TBC, has provided a Keep Well Agreement pursuant to which it has agreed to keep well TBC and Acquisition Sub and to provide all corporate and economic support to TBC and Acquisition Sub, to the extent necessary to permit each of TBC and Acquisition Sub to satisfy all of their respective financial and other obligations under the Merger Agreement, including the obligation to fund the acquisition of all the outstanding shares of the Company Common Stock and to refinance the Existing Credit Agreement pursuant to the Merger Agreement. Without limiting the generality of the foregoing, Sumitomo agrees to provide, and to cause the provision of, sufficient monies in immediately available funds to Acquisition Sub when and as necessary to permit TBC to satisfy all such obligations when due under the Merger Agreement.

11.	Recommendation by a Special Committee of Disinterested Directors.

The Board considered that the Merger Agreement and the Offer were recommended to the Board by a Special Committee comprised solely of independent and disinterested directors.

12.	Appraisal Rights.

Statutory appraisal rights are available under the DGCL in the Merger for the holders of Company Common Stock who do not tender their shares of Company Common Stock in the Offer, who do not vote in favor of the adoption of the Merger Agreement, if applicable, and who otherwise comply with all the required procedures under Delaware law, which would allow such stockholders to seek appraisal of the fair value of their shares of Company Common Stock as determined by the Delaware Court of Chancery, and any dilutive impact on the value of the shares of Company Common Stock as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of fair value.

The Special Committee and the Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including the following:

1.	No Stockholder Participation in Future Growth or Earnings.

The nature of the Offer and the Merger as a cash transaction would prevent the holders of Company Common Stock from participating in any future earnings or growth of the Company and benefiting from any appreciation in the value of the Company.

2.	Taxable Consideration.

The all-cash consideration in the Offer and the Merger generally would be taxable to the holders of Company Common Stock.

3.	Effects of Failure to Complete Transactions.

There will be risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition and the effect on the Company’s relationships with vendors, customers, partners and others that do business with the Company, among other potential negative effects on the Company if the Offer is not completed.

4.	Interim Restrictions on Business.

The operational restrictions imposed on the Company pursuant to the Merger Agreement between signing and closing may delay or prevent the Company from undertaking business opportunities that may arise and other initiatives in the Company’s current business plan or any other action the Company would otherwise take with respect to the operations of the Company absent the pending completion of the transaction.

5.	Potential Conflicts of Interest.

The executive officers and directors of the Company may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the other Stockholders.

6.	Termination Fee.

The terms and conditions of the Merger Agreement provide for a termination fee of $5.59 million that could become payable by the Company under certain circumstances, including if the Company terminates the Merger Agreement to accept a superior proposal, and a termination fee of $6.88 million payable if the Board changes its recommendation in circumstances not involving a superior proposal.

7.	No Solicitation.

The terms and conditions of the Merger Agreement restrict the Company’s ability to solicit competing proposals.

The Special Committee and the Board concluded that the risks and other potentially negative factors associated with the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Special Committee and the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Special Committee and the Board in reaching their conclusions and recommendations. The members of the Special Committee and the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Special Committee and the Board considered, the members of the Special Committee and the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendations of the Special Committee and the Board were made after considering the totality of the information and factors involved. In addition, individual members of the Special Committee and the Board may have given different weight to different factors. In light of the factors described above, the Special Committee and the Board have unanimously determined that the Offer is advisable, fair to and in the best interest of the Company and Stockholders and unanimously recommends that the Stockholders accept the Offer and tender their Shares pursuant to the Offer.

Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender all Shares held of record or beneficially owned by such persons with respect to which they have sole dispositive power in the Offer.

Opinion of the Company’s Financial Advisor

The Special Committee retained J.P. Morgan as its financial advisor for the purpose of advising the Special Committee in connection with a potential transaction such as the proposed tender offer and merger and to evaluate whether the consideration in the potential transaction was fair, from a financial point of view, to the holders of Company Common Stock. At the meeting of the Special Committee on March 12, 2012, J.P. Morgan rendered its oral opinion to the Special Committee and, at the request of the Special Committee, to the Board (which was subsequently confirmed in writing by delivery of J.P. Morgan’s written opinion dated the same date) that, as of such date and based upon and subject to the various factors, assumptions and any limitations set forth in such opinion, the $11.50 cash consideration per Share to be paid to the holders of Company Common Stock in the Offer and the Merger (together, the “Transaction”) was fair, from a financial point of view, to such holders. The J.P. Morgan written opinion, dated March 12, 2012, is sometimes referred to herein as the J.P. Morgan opinion.

The full text of the written opinion of J.P. Morgan dated March 12, 2012, which sets forth, among other things, the assumptions made, procedures followed, matters considered and any limitations on the review undertaken in rendering its opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The summary of J.P. Morgan’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Stockholders should read this opinion carefully and in its entirety. J.P. Morgan’s opinion is directed to the Special Committee and the Board, addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the $11.50 cash consideration per share of Company Common Stock to be paid to such holders in the proposed Transaction, and does not address any other aspect of the proposed Transaction. The issuance of the J.P. Morgan opinion was approved by a fairness opinion committee of J.P. Morgan. J.P. Morgan provided its opinion for the information and assistance of the Special Committee and the Board in connection with their consideration of the Transaction.

The opinion of J.P. Morgan does not constitute a recommendation to any Stockholder as to whether such Stockholder should tender shares of Company Common Stock in the Offer or how such Stockholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	Reviewed the Merger Agreement;

•	Reviewed the Keep Well Agreement;

•	Reviewed the Support Agreement;

•	Reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•

Compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

Compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant, and reviewed the current and historical market prices of Company Common Stock and certain publicly traded securities of such other companies;

•	Reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	Performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and TBC with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company and TBC or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (nor did it assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company or TBC under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best then available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement. J.P. Morgan also assumed that the representations and warranties made by the Company and TBC in the Merger Agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

The J.P. Morgan opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the J.P. Morgan opinion. It should be understood that subsequent developments may affect the J.P. Morgan opinion, and that J.P. Morgan does not have any obligation to update, revise or reaffirm the J.P. Morgan opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, of the $11.50 cash consideration per Share to be paid to the Stockholders in the proposed Transaction and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the $11.50 cash consideration per Share to be received by the Stockholders in the Transaction or with respect to the fairness of any such compensation.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering the J.P. Morgan opinion delivered to the Special Committee and the Board on March 12, 2012 and contained in the presentation delivered to the Special Committee and Board on March 12, 2012 in connection with the rendering of such opinion. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

The projections furnished to J.P. Morgan for the Company were prepared by the management of the Company in connection with the Transaction. The Company does not publicly disclose internal management forecasts of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transaction, and such forecasts were prepared in connection with the Transaction and were not prepared with a view toward public disclosure. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such forecasts. See the section entitled “Item 8. Additional Information—Financial Projections” below.

All values in the following “—Public Trading Multiples Analysis”, “—Selected Transaction Analysis” and “—Discounted Cash Flow Analysis” sections are presented on an equity value per share basis, rounded to the nearest $0.05. In arriving at equity value per share, the analysis started with the determination of Firm Value, or FV, for the Company. Firm Value was then adjusted by subtracting total debt outstanding as of December 31, 2011, including the value of capitalized leases ($103.1 million), adding total cash and cash equivalents outstanding as of December 31, 2011 ($0.2 million), and subtracting the amount of the underfunded pension liability as of December 31, 2011 ($33.7 million), to arrive at Equity Value for the Company. Equity Value was then divided by the share count to arrive at equity value per share. Share count in all cases is based on 14.4 million shares outstanding and 1.7 million unexercised options outstanding, with diluted share count calculated using the treasury stock method of net share settlement for outstanding options.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the Company. The companies were as follows:

Auto Aftermarket Retailers

•	Autozone Inc.;

•	O’Reilly Automotive, Inc.;

•	Genuine Parts Company;

•	Advance Auto Parts, Inc.;

Auto Aftermarket Retailers and Service Providers

•	Monro Muffler Brake, Inc.;

•	The Pep Boys—Manny, Moe & Jack;

Quick Service Restaurants (Franchisors)

•	The Wendy’s Company;

•	Jack in the Box Inc.;

•	Papa John’s International, Inc.;

•	Sonic Corp.; and

•	AFC Enterprises, Inc.

None of the selected companies reviewed is identical to the Company. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company based on business sector participation, financial metrics and form of operations as an automotive aftermarket retailer and/or service provider or franchisor. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company.

In all instances, multiples were based on closing stock prices on March 9, 2012 (except for The Pep Boys—Manny, Moe & Jack, which was based on the unaffected closing stock price prior to the announcement by the Gores Group LLC on January 27, 2012 of its pending acquisition of The Pep Boys—Manny, Moe & Jack). For each of the following analyses performed by J.P. Morgan, estimated financial data for the selected companies were based on the selected companies’ filings with the Securities and Exchange Commission and publicly available Wall Street research analysts’ consensus estimates.

In conducting its analyses, J.P. Morgan reviewed publicly available estimates of financial performance, including growth, EBITDA margin and profitability, through the twelve months ended December 31, 2011. J.P. Morgan reviewed the selected companies’ trading multiples based on FV to estimated EBITDA for calendar year 2012. The analyses indicated that such FV/calendar year 2012, or FV/2012E, EBITDA multiples for the selected companies ranged from a low of 4.7x to a high of 11.6x. Results of the analysis were presented for the selected companies, as indicated in the following table:

Median FV/ 2012E EBITDA
Selected Companies
Auto Aftermarket Retailers	9.3x
Auto Aftermarket Retailers and Service Providers	8.2x
Quick Service Restaurants (Franchisors)	8.0x

J.P. Morgan also analyzed trading multiples for the Company and the selected companies as of March 9, 2012 and on an average basis for the 3-month, 6-month, 1-year, 2-year and 3-year periods ending on March 9, 2012, based on FV to estimated next twelve months (or “NTM”) EBITDA for each such period. Results of the analysis were presented for the selected companies, as indicated in the following table:

	Current	3-months	6-months	1-year	2-year	3-year
Selected Companies
Midas	7.7x	7.8x	7.8x	7.5x	8.0x	8.3x
Auto Aftermarket Retailers	8.2x	7.7x	7.3x	7.1x	7.2x	7.2x
Auto Aftermarket Retailers and Service Providers	9.0x	8.9x	8.6x	8.4x	8.3x	8.0x
Quick Service Restaurants (Franchisors)	7.6x	7.5x	7.4x	7.5x	7.2x	7.1x

Based on both of the above analyses, J.P. Morgan then applied a multiple reference range of 7.0x to 9.0x for FV/2012E EBITDA to the Company’s estimated EBITDA for calendar year 2012 based on management estimates. The analysis indicated the following equity value per Share, as compared to the $11.50 cash consideration per Share:

Implied Equity Value Reference Range of Company Common Stock	Consideration
$6.25 to $10.50	$11.50

Selected Transaction Analysis

J.P. Morgan conducted an analysis of selected automotive aftermarket retailer transactions comparable to the proposed Transaction. For each of the selected transactions, J.P. Morgan calculated, to the extent information was publicly available, the transaction value divided by the target’s EBITDA for the twelve-month period immediately preceding the announcement of the respective transaction (the “TV/LTM EBITDA”). The transactions considered, the month and year each transaction was announced, and the resulting TV/LTM EBITDA are as follows:

Target	Acquiror	Month/Year Announced	TV/LTM EBITDA
The Pep Boys—Manny, Moe & Jack	The Gores Group, LLC	January 2012	6.2x
SpeeDee	Midas, Inc.	April 2008	10.4x
CSK Auto, Inc.	O’Reilly Automotive, Inc.	April 2008	8.9x
Aamco Transmissions, Inc.	American Capital, Ltd.	January 2006	10.8x
Murray’s Discount Auto Stores, Inc.	CSK Auto, Inc.	November 2005	8.5x
TBC Corporation	Sumitomo Corporation	September 2005	9.8x
Meineke Discount Muffler	Meineke Management, Allied Capital	June 2005	11.5x
Cottman Transmission Holdings, LLC	American Capital, Ltd.	April 2004	8.6x
National Tire & Battery	TBC Corporation	September 2003	7.8x
Merchant’s Tire	TBC Corporation	April 2003	10.4x
Discount Auto Parts, Inc.	Advance Auto Parts, Inc.	August 2001	7.2x
Median			8.9x

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan applied a TV/LTM EBITDA multiple of 8.5x to 10.5x to the Company’s EBITDA for the twelve-month period ended December 31, 2011. The analysis indicated the following implied equity values per Share, as compared to the $11.50 cash consideration per Share:

Implied Equity Value Reference Range of Company Common Stock	Consideration
$8.70 to $12.05	$11.50

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future cash payments from the asset, which we refer to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during the fiscal year 2012 through 2021 based upon the management forecasts described below. J.P. Morgan also calculated a range of terminal values of the Company at the end of the ten year period ending 2021 by applying a perpetual growth rate ranging from 1.0% to 2.0% to the unlevered free cash flow of the Company during the terminal period of the projections. The unlevered free cash flows and the range of terminal values were discounted to present values using a range of discount rates from 10.5% to 11.5%, which were chosen by J.P.

Morgan based upon an analysis of the capital structures and costs of equity and debt of the Company and its publicly traded comparable companies.

In performing its analysis, J.P. Morgan used four sets of internal forecasts through December 31, 2017 and a four year extrapolation thereof through December 31, 2021, in each case prepared by the management of the Company. One scenario, which we refer to as “Co-Branding Successful”, assumes that 100 North America Company retail shops are converted to Co-Branded shops (which we refer to as a “Co-Brand conversion”) per year from 2012 to 2017 and that 10 new Co-Branded retail shops are opened in 2012 and 25 additional new Co-Branded shops are opened in each year from 2013 through 2017. The second scenario, which we refer to as “Co-Branding Unsuccessful”, assumes that 50 co-brand conversions occur in 2012 and 2013, and none thereafter, and that five and 13 new Co-Branded retail shops are opened in 2012 and 2013, respectively, and none thereafter. Because the outcome of the Mesa litigation is inherently uncertain, these two sets of internal forecasts were then further revised by management to make two different assumptions with respect to the Company’s litigation with Mesa: first, to assume that the Company is successful in resolving the Mesa litigation in its favor and continues to receive 100% of the royalties stipulated in its license with Mesa and is not required to pay any damages to Mesa, which we refer to as the “100% Mesa Royalty,” and second, to assume that Mesa is successful in resolving the Mesa litigation in its favor so that the Company is required to pay Mesa damages of 5.8 million euros (approximately $7.6 million based on an exchange rate of 1.314) and the Company only receives 20% of the royalties originally expected under its license with Mesa, which we refer to as the “20% Mesa Royalty.” J.P. Morgan analyzed each of the resulting cases including and excluding the Company’s net operating losses and deferred tax assets (“NOLs”) as of December 31, 2011. The NOLs are assumed to be utilized to offset taxable income earned by the Company from 2012 to 2014, and the value of such tax savings is discounted to present value using a range of discount rates ranging from 10.5% to 11.5%. The total present value is then divided by the share count to arrive at a value per share. The results of the analysis were presented for each of the cases described above, as indicated in the following table.

	Discount rate
	10.50%	11.50%
Co-Branding Successful:
100% Mesa Royalty	$1.98	$1.97
20% Mesa Royalty	$1.97	$1.94
Co-Branding Unsuccessful:
100% Mesa Royalty	$2.01	$1.98
20% Mesa Royalty	$1.99	$1.92

J.P. Morgan then calculated the Company’s equity value per share implied by each of these reference ranges of multiples for each of the cases described above. The analysis indicated the following implied equity values per share of Company Common Stock, as compared to the $11.50 cash consideration per share of Company Common Stock:

Co-Branding Successful	Implied Equity Value Reference Range of Company Common Stock
100% Mesa Royalty—including NOLs	$11.30 to $14.15
100% Mesa Royalty—excluding NOLs	$9.35 to $12.15
20% Mesa Royalty—including NOLs	$9.15 to $11.85
20% Mesa Royalty—excluding NOLs	$7.20 to $9.90

Co-Branding Unsuccessful	Implied Equity Value Reference Range of Company Common Stock(1)
100% Mesa Royalty—including NOLs	$9.60 to $12.15
100% Mesa Royalty—excluding NOLs	$7.60 to $10.10
20% Mesa Royalty—including NOLs	$7.30 to $9.80
20% Mesa Royalty—excluding NOLs	$5.40 to $7.80

Historical Stock Price Information

J.P. Morgan also analyzed a 52-week trading range of the Company’s intraday stock price. Specifically, the reference range was $5.08 to $10.07 per share for the 52-week period ended March 9, 2012 and $5.08 to $9.77 for the 52-week period ended August 11, 2011. J.P. Morgan also analyzed certain premiums that the consideration of $11.50 per share represented, including:

•	a premium of 29.9% to the closing market price on March 9, 2012 of $8.85, the last full trading day prior to the execution of the Merger Agreement;

•	a premium of 74.8% to the closing market price on August 11, 2011 of $6.58, the day prior to the public announcement of the strategic review process;

•	a premium of 14.2% to the 52-week high intraday market price of $10.07;

•	a premium of 126.4% to the 52-week low intraday market price of $5.08;

•	a premium of 55.0% to the 52-week volume weighted average trading price ending on March 9, 2012; and

•	a premium of 60.7% to the 52-week volume weighted average trading price ending on August 11, 2011 of $7.16.

J.P. Morgan noted that historical stock trading analyses and premium information are not valuation methodologies but were presented merely for informational purposes.

The foregoing summary of the material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. In arriving at its opinion, J.P. Morgan reviewed various financial and operational metrics for the Company, including forecasts with respect to the Company which were made available to J.P. Morgan by or on behalf of the Company. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. J.P. Morgan was selected on the basis of such experience and its familiarity with the Company to advise the Special Committee and the Board in connection with the Transaction and to deliver a fairness opinion to the Special Committee and the Board addressing the fairness from a financial point of view of the $11.50 per share cash consideration in the Transaction to the holders of Company Common Stock as of the date of such opinion.

J.P. Morgan acted as financial advisor to the Special Committee with respect to the Transaction and will receive a fee from the Company for its services (including for the rendering of the J.P. Morgan opinion), estimated to be approximately $4.5 million, of which $1.0 million was payable at the time J.P. Morgan delivered its opinion to the Special Committee and the Board and $3.5 million will become payable only if the Transaction is consummated. In addition, the Company has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan for certain liabilities arising out of its engagement.

J.P. Morgan’s commercial banking affiliate is a lender to the Company, and certain of J.P. Morgan’s affiliates also provide credit card services and treasury and cash management services to each of the Company and Sumitomo Corporation and their respective affiliates. During the two years preceding the date of J.P. Morgan’s opinion, the aggregate amount of total fees received by J.P. Morgan and its affiliates from Sumitomo Corporation and its affiliates for all services provided by J.P. Morgan and its affiliates was less than $400,000. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have performed other significant commercial or investment banking roles with the Company, TBC Corporation or TBC Corporation’s parent companies, including Sumitomo Corporation. Based on information available at the time J.P. Morgan rendered its opinion and as was disclosed to the Special Committee and the Board and in the J.P. Morgan opinion attached to this Schedule 14D-9, J.P. Morgan believed that it and its affiliates held common stock or options to purchase common stock of Sumitomo Corporation representing in the aggregate approximately 7% of Sumitomo Corporation’s common stock. Since rendering its opinion, J.P. Morgan has learned that 6.354% out of what was disclosed as an approximately 7% ownership interest actually represents a share collar transaction with respect to Sumitomo Corporation’s common stock executed more than two years preceding the date of J.P. Morgan’s opinion by one of J.P. Morgan’s affiliates on behalf of a customer. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company and Sumitomo Corporation for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee has retained J.P. Morgan as its financial advisor in connection with the Offer and the Merger. Information pertaining to the retention of J.P. Morgan by the Special Committee in Item 4 (“The Solicitation or Recommendation—Background of the Transaction; Reasons for the Recommendation”) is hereby incorporated by reference in this Item 5.

The Special Committee retained J.P. Morgan for the purpose of acting as financial advisor in connection with a possible transaction involving a merger, consolidation, joint venture or other business combination of the Company involving more than 50% of the business of the Company, the acquisition of a majority of the capital stock of the Company or a sale of all or substantially all of the Company’s assets and advising the Special Committee in considering the desirability of entering into such a transaction and, if requested, rendering one or more opinions as to whether the consideration to be received by the Company or its Stockholders in such a transaction was fair from a financial point of view. Pursuant to the Engagement Letter between J.P. Morgan and the Company, the Company has agreed to pay to J.P. Morgan a fee of $4.5 million in the event any such transaction is consummated and a fee of $2 million in the event that the strategic alternatives review process was concluded and such a transaction was not consummated, with $1 million payable upon the earlier of announcement or delivery of the opinion, to be credited (once only) against the $4.5 million fee or the $2 million fee. The Company has also agreed to reimburse J.P. Morgan for its reasonable expenses (including reasonable fees of counsel and other professional advisors) and to indemnify J.P. Morgan against certain liabilities relating to or arising out of the engagement. Assuming the transaction is consummated, the Company will pay approximately $4.5 million in the aggregate to J.P. Morgan, plus expenses.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Stockholders on its behalf with respect to the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9 or the Offer to Purchase, there are no transactions, resolutions of the Board or the Special Committee, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (together, the “HSR Act”) by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Sumitomo Corporation (the ultimate parent of Parent and Acquisition Sub) and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer with the Antitrust Division and the FTC on March 21, 2012. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m. New York time, April 5, 2012 (being the 15th calendar day from the time of filing), unless earlier terminated by the FTC or the Antitrust Division. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Sumitomo Corporation. Sumitomo Corporation and the Company intend to make a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws.

Certain Litigation

On March 15, 2012, GSS 5-08 Trust, alleging itself to be a stockholder of the Company, filed a purported stockholder class action complaint in the Circuit Court of DuPage County, Illinois (the “GSS Complaint”), against all members of the Board, the Company, Parent and Acquisition Sub. The GSS Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company and that the Company, Parent and Acquisition Sub aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction against the Offer and the Merger and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ fees and experts’ fees. The Company believes the allegations are without merit and intends to defend the action vigorously. The foregoing summary of the GSS Complaint does not purport to be complete and is qualified in its entirety by reference to the GSS Complaint, which is filed as Exhibit (a)(19) to this Schedule 14D-9.

On March 20, 2012, Glenn Freedman, alleging himself to be a stockholder of the Company, filed a purported stockholder class action complaint in the Court of Chancery of the State of Delaware (the “Freedman Complaint”) against all members of the Board, the Company, Parent and Acquisition Sub. The Freedman Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders by failing to take steps to maximize the value of the Company to its public stockholders, and alleges that Parent and Acquisition Sub aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction against the Offer and the Merger and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ fees and experts’ fees. The Company believes the allegations are without merit and intends to defend the action vigorously. The foregoing summary of the Freedman Complaint does not purport to be complete and is qualified in its entirety by reference to the Freedman Complaint, which is filed as Exhibit (a)(20) to this Schedule 14D-9.

On March 20, 2012, Martha Ann Stegar, alleging herself to be a stockholder of the Company, filed a purported class action complaint in the Circuit Court of DuPage County, Illinois (the “Stegar Complaint”), against all members of the Board, the Company, Parent and Acquisition Sub. The Stegar Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the sale of the Company and that the Company, Parent and Acquisition Sub aided and abetted the breach of fiduciary duty. The suit seeks equitable relief, including an injunction against the Offer and the Merger, an accounting of all damages caused and unspecified damages and also seeks the costs of the action, including reasonable attorneys’ fees and experts’ fees. The Company believes the allegations are without merit and intends to defend the action vigorously. The foregoing summary of the Stegar Complaint does not purport to be complete and is qualified in its entirety by reference to the Stegar Complaint, which is filed as Exhibit (a)(21) to this Schedule 14D-9.

Top-Up

Pursuant to the Merger Agreement, if there have been tendered and not withdrawn sufficient Shares such that, after Acquisition Sub accepts the shares tendered in the Offer (the “Offer Closing”), the Minimum Tender Condition has been met but Parent and its subsidiaries collectively still own less than the Short-Form Threshold, the Company shall issue to Acquisition Sub, and Acquisition Sub shall purchase (the “Top-Up”), at a price per share equal to the Offer Price, a number of Shares (the “Top-Up Shares”) that, when added to the number of Shares directly or indirectly owned by Acquisition Sub at the time of the closing of the purchase of Top-Up Shares (after giving effect to the Offer Closing), shall constitute one Share more than the number of Shares necessary to complete the Merger through the “short form” procedures available under Delaware law; provided, however, that the Top-Up may not be exercised (i) to purchase an amount of Top-Up Shares in excess of the number of Shares authorized and unissued and not otherwise reserved or committed for issuance at the time of exercise of the Top-Up, (ii) unless the Offer Closing shall have occurred or (iii) unless, immediately after such exercise, Parent and its subsidiaries would own sufficient Shares to complete the Merger through the “short form” procedures.

Acquisition Sub, which will be the owner of the Shares acquired in the Offer and the Top-Up Shares as of the Effective Time, may pay the Company the aggregate price required to be paid for the Top-Up Shares, at Acquisition Sub’s option, (i) in cash or (ii) by payment of an amount in cash equal to at least the aggregate par value of the Top-Up Shares and, with respect to the remainder, delivery of an unsecured and non-negotiable promissory note, bearing simple interest at 5% per annum with principal and interest due one year after the purchase of the Top-Up Shares, prepayable in whole or in part without premium or penalty (the “Note”).

The Top-Up is intended to expedite the timing of the completion of the Merger by permitting Acquisition Sub to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Stockholders of the Company would otherwise be assured because of Acquisition Sub’s and Parent’s collective ownership of a majority of the Shares following completion of the Offer. The Company, Parent and Acquisition Sub have agreed that, in any appraisal proceeding, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up, any Top-Up Shares or the Note.

Appraisal Rights

The Company is incorporated under the laws of the State of Delaware. Pursuant to DGCL Section 262, “appraisal rights” are available to stockholders who properly exercise such rights in connection with a merger or consolidation effected pursuant to certain Sections of the DGCL.

Stockholders will not have appraisal rights in connection with the tender of Shares into the Offer. However, Stockholders may have the right, pursuant to the provisions of Section 262 of the DGCL, to demand appraisal of their Shares at such time as the Merger is consummated. Stockholders who (i) do not tender their shares and do not vote in favor of the Merger (or consent thereto in writing) if such vote or consent is required, and (ii) perfect their appraisal rights by complying with the procedures set forth in Section 262 of the DGCL, will be entitled, under Section 262 of the DGCL, to file a petition demanding a judicial determination of the “fair value” of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery. If the Merger becomes effective without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL, Stockholders entitled to appraisal rights may demand those rights, in accordance with Section 262(d)(2) of the DGCL, within 20 days after the date of the mailing of the notice of appraisal rights required pursuant to Section 262(d)(2) of the DGCL. Following such determination, the dissenting Stockholders will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting Stockholders will be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share paid in the Offer or the Merger. The Company, Parent and Acquisition Sub have agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up, the Top-Up Shares or the Note.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide a notice of appraisal rights and additional information to the Stockholders concerning their appraisal rights and the procedures to be followed in order to perfect those appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statute

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who “owns,” including by having the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. Assuming the accuracy of Parent and Acquisition Sub’s representation in the Merger Agreement as to ownership of Shares (which includes a representation that they and their affiliates or associates are not, and have not been within the three years preceding the date of the Merger Agreement, an “interested stockholder”), the approval of the Merger Agreement and the Offer and the Merger by the Board constitutes approval of the Merger Agreement, the Offer, the Merger and the Support Agreement for purposes of Section 203.

Stockholder Approval; Short-Form Merger Statute

The affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger. If the Minimum Tender Condition is satisfied and Acquisition Sub accepts Shares for payment pursuant to the Offer, it will hold a sufficient number of Shares to ensure any required stockholder approval of the Merger Agreement and the transactions contemplated therein. Under DGCL Section 253, if Acquisition Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Acquisition Sub will be able to effect a “short-form” merger with the Company without a vote of the Stockholders.

Rights Agreement

Pursuant to the Merger Agreement, the Company entered into an amendment to the Rights Agreement, effective December 7, 2007 between the Company and ComputerShare Trust Company N.A., as amended (the

“Rights Agreement”). This amendment was entered into in order to render the Rights Agreement inapplicable to the Offer, the Top-Up, the Merger, the Merger Agreement, the Support Agreement and any other transaction contemplated by the Merger or the Support Agreement and to cause the Rights (as defined in the Rights Agreement) to expire immediately prior to the effective time of the Merger.

Section 14(f) Information Statement

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board, other than at a meeting of the Stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Acceptance Time. Immediately prior to the Acceptance Time, all outstanding Company Options will vest and be converted into cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company—Effect of the Offer and the Merger Agreement on Stock Options, Restricted Stock and Shares hold by Directors and Executive Officers.” In addition, all unvested awards of Company Restricted Stock will become fully vested upon the Acceptance Time.

Each of our named executive officers is also entitled to certain severance payments and benefits pursuant to the Change in Control Agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company—Change in Control Agreements.”

The amounts set forth in the table below assume the following:

•	the Acceptance Time occurs on April 30, 2012;

•	the Company’s named executive officers are terminated without “cause” or resign for “good reason” immediately following the Acceptance Time on April 30, 2012; and

•	the $11.50 per Share cash consideration payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisities/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)	Total ($)
Alan D. Feldman	$3,874,108	$4,193,315	$1,435,510	$277,365	$2,814,740	$—	$12,595,038
Chairman, President and Chief Executive Officer

William M. Guzik	1,476,581	1,166,181	80,665	217,419	804,843	—	3,745,689
Executive Vice President and Chief Financial Officer

Frederick W. Dow, Jr.	1,185,168	729,087	308,651	162,321	733,495	—	3,118,722
Senior Vice President and Chief Marketing Officer

Alvin K. Marr	1,111,968	739,441	44,686	123,846	556,556	—	2,576,497
Senior Vice President, General Counsel and Secretary

Michael J. Gould	1,020,247	473,327	208,477	149,472	677,802	—	2,529,325
Senior Vice President, Franchise Operations

(1)	These amounts equal the cash severance payments provided to the named executive officers under the terms of such named executive officer’s Change in Control Agreement. In the event that a named executive officer suffers a Qualified Termination (see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Directors and Executive Officers of the Company—Change in Control Agreements.” for a definition of “Qualified Termination”), the named executive officer is entitled to a lump sum payment from the Company within ten days following the Qualified Termination equal to three years of “adjusted annual compensation”, which is equal to (a) annual base salary, plus (b) the greater of the amounts earned by the executive under the Company’s annual incentive compensation plan over the two preceding calendar years (or the prior calendar year if executive has only participated in such plan for one calendar year) plus (c) one-third of the sum of the amounts of current “target” values for the executive under any annual or long-term incentive compensation plans, prorated from the beginning of the applicable measurement period through the end of the month in which the Qualified Termination occurs.

The following table quantifies each element of the cash severance reported in the column for the named executive officers:

Name	3× Base Salary ($)	3× Annual Incentive Compensation ($)	Prorated Current Target Value Under Annual Incentive Compensation Plan ($)
Alan D. Feldman	$1,957,000	$1,720,878	$195,730
William M. Guzik	885,000	532,587	58,994
Frederick W. Dow, Jr.	772,500	369,756	42,912
Alvin K. Marr	720,000	351,972	39,996
Michael J. Gould	651,000	333,084	36,162

(2)

These amounts represent (a) the value of payments to be made in respect of restricted stock for which vesting would be accelerated as a result of the Offer and the Merger, valued at the Offer Price, (b) the value of payments to be made in respect of options for which vesting would be accelerated as a result of the Offer and the Merger, valued at the Offer Price less the applicable exercise price and (c) the value of payments to be made for current “target” amounts for the executive under the Company’s long-term incentive plan, prorated from the beginning of the applicable measurement period through the end of the month in which the Qualified Termination occurs. Currently, the Company’s only long-term incentive plan is its equity incentive plan. All awards under the equity incentive plan will vest in full upon the Acceptance Time. As a result, it is the view of the Compensation Committee that the executives will not have any outstanding, unvested long-term incentive awards that would result in a payment under clause (c) of the preceding sentence. To the extent the executives received long-term incentive awards in the future that were unvested at the time of a Qualified Termination, it is the view of the Compensation Committee that they would be entitled to receive the target amount under the applicable plan prorated from the beginning of the applicable measurement period for the award through the end of the month in which the Qualified Termination occurs. Management has informed the Compensation Committee that they interpret their change in control agreements to require a lump sum payment equal to the value of one year’s worth of equity awards at targeted levels, without regard to proration. For example, the Compensation Committee generally targets equity awards for the chief executive officer at 200% of base salary. Based upon this interpretation, Messrs. Feldman, Guzik, Dow, Marr and Gould each would be entitled to additional lump sum payments of $1,305,000, $442,500, $257,500, $240,000 and $217,000, respectively, which would result in additional tax reimbursements to them of $677,043, $229,572, $133,593, $124,514 and $112,581, respectively.

Name	Accelerated Vesting of Restricted Stock ($)	Accelerated Vesting of Stock Options ($)	Prorated Current Target Value Under Long-Term Incentive Compensation Plan ($)
Alan D. Feldman	$3,254,489	$938,826	$—
William M. Guzik	883,499	282,682	—
Frederick W. Dow, Jr.	568,549	160,538	—
Alvin K. Marr	584,833	154,608	—
Michael J. Gould	349,198	124,129	—

(3)	In the event that a named executive officer experiences a Qualified Termination, the named executive officer would be entitled to continued participation in the Company’s Retirement Plan and SERP for 36 months following the Qualified Termination. This amount represents the incremental net present value, estimated as of December 31, 2011, of three years of additional service credits provided to the executive under the Retirement Plan and the SERP. For Mr. Feldman, Mr. Dow and Mr. Gould, this amount also includes one-time lump sum payments of $1,121,290, $204,255 and $208,477, respectively, in order to compensate them for the difference between (a) the normal early retirement benefits they are presently entitled to receive, and (b) the benefits to which they would be entitled if they retired at age 65, as required by their Change in Control Agreements.
(4)	In the event that a named executive officer experiences a Qualified Termination, the named executive officer would be entitled for a period of 36 months following the Qualified Termination (or if earlier, until death) to life, medical, dental, accident and disability insurance benefits and a package of “executive benefits”, including to the extent applicable, an automobile allowance, substantially similar to those which the executive was receiving immediately prior to the Qualified Termination. The amount above includes:

Name	Auto ($)	Life, Medical, Dental, Accident & Disability Insurance ($)	Executive Medical ($)	Financial Planning ($)	401(k) Company Match ($)
Alan D. Feldman	$100,800	$106,515	$18,000	$30,000	$22,050
William M. Guzik	82,800	79,569	18,000	15,000	22,050
Frederick W. Dow, Jr.	55,800	51,471	18,000	15,000	22,050
Alvin K. Marr	55,800	12,996	18,000	15,000	22,050
Michael J. Gould	55,800	49,491	18,000	15,000	11,181

(5)	Represents the tax reimbursement benefits provided to each executive under the terms of the Change in Control Agreements for any excise taxes triggered under Section 4999 of the Code. If separation payments thereunder, either alone or together with payments under any other plan of the Company, would constitute a “parachute payment” as defined in the Internal Revenue Code of 1986, as amended, and, therefore subject the officer to the excise tax imposed by Section 4999 of the Code, the Company will pay such tax and any taxes on such payment.

Financial Projections

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to the Board in connection with its consideration of the Offer and the Merger, and to J.P. Morgan. Certain of these financial projections were also provided to bidders that executed non-disclosure and standstill agreements with the Company, as discussed in more detail below.

The financial projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s Form 10-K for the year ended December 31, 2011 and the other reports filed by the Company with the SEC. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, whether our co-branding strategy can achieve sustained performance, the costs associated with implementing that strategy and whether co-branding can be implemented on the timeframe we anticipate, the outcome of the litigation between the Company and Mesa and the impact of this litigation, if any, on the royalty payments received from Mesa, the outcome of the Canadian class action lawsuit, competition in our industry and our ability to respond to consumer demands, the cost of gas and the potential reduction in miles driven, advances in automotive technology that could impact demand for our services, the failure to comply with the numerous consumer, environmental and franchise regulations applicable to our business and changes in the market value of the Company’s defined benefit plan assets.

The financial projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with generally accepted accounting principles or “GAAP,” the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The financial projections included below were prepared by the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. Furthermore, the financial projections do not take into account any circumstances or events occurring after the date they were prepared.

The Company’s filings with the SEC are available at www.sec.gov. Readers of this Schedule 14D-9 are strongly cautioned not to place undue reliance on the financial projections set forth below. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Acquisition Sub, Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company, Acquisition Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, Acquisition Sub or Parent intends to make publicly available any update or other revisions to the projections, except as required by law. None of the Company, Acquisition Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the projections or that forecasted results will be achieved. None of the Company, Acquisition Sub, Parent or any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because the projections were provided to the Board and J.P. Morgan.

The Company prepared four sets of projections which contained alternative assumptions with respect to the success of the Company’s co-branding strategy and with respect to the outcome of the Mesa litigation. One scenario, referred to as “Co-Branding Successful”, assumes that 100 North America Company retail shops are converted to Co-Branded shops (a “Co-Brand conversion”) per year from 2012 to 2017 and that 10 new Co-Branded retail shops are opened in 2012 and 25 additional new Co-Branded shops are opened in each year from 2013 through 2017. The second scenario, referred to as “Co-Branding Unsuccessful”, assumes that 50 Co-Brand conversions occur in 2012 and 2013, and none thereafter, and that five and 13 new Co-Branded retail shops are opened in 2012 and 2013, respectively, and none thereafter. Because the outcome of the Mesa litigation is inherently uncertain, these two sets of internal forecasts were then further revised to make two different assumptions with respect to the Mesa litigation: first, to assume that the Company is successful in resolving the Mesa litigation in its favor and continues to receive 100% of the royalties stipulated in its license with Mesa and is not required to pay any damages to Mesa, (the “100% Mesa Royalty”), and second, to assume that Mesa is successful in resolving the Mesa litigation in its favor so that the Company is required to pay Mesa damages of 5.8 million euros (approximately $7.6 million based on an exchange rate of 1.314) and the Company only receives 20% of the royalties originally expected under its license with Mesa (the “20% Mesa Royalty”). The Company delivered the “Co-Branding Successful—100% Mesa Royalty” projections to all bidders that executed non-disclosure and standstill agreements with the Company. Adjusted EBIT is defined as earnings before interest, taxes, the Company’s annual non-cash warranty liability recovery and other income. Adjusted EBITDA is defined as Adjusted EBIT plus depreciation and amortization. All sets of projections assume the Company continues as a stand alone company and that it borrows sufficient amounts under its lines of credit to fund its pension liabilities in 2012 and thereafter, thereby eliminating pension expense in those years.

Co-branding Successful—100% Mesa Royalty

(in millions)—December YE	2012E	2013E	2014E	2015E	2016E	2017E
Sales	$173	$168	$165	$167	$173	$179
Adjusted EBITDA	32	40	43	46	50	53
Adjusted EBIT	26	34	37	41	44	47

Co-branding Successful—20% Mesa Royalty

(in millions)—December YE	2012E	2013E	2014E	2015E	2016E	2017E
Sales	$169	$165	$161	$163	$169	$174
Adjusted EBITDA	29	36	39	42	46	48
Adjusted EBIT	23	30	33	37	40	43

Co-branding Unsuccessful—100% Mesa Royalty

(in millions)—December YE	2012E	2013E	2014E	2015E	2016E	2017E
Sales	$173	$167	$163	$162	$167	$171
Adjusted EBITDA	32	38	41	43	46	46
Adjusted EBIT	26	32	35	38	40	41

Co-branding Unsuccessful—20% Mesa Royalty

(in millions)—December YE	2012E	2013E	2014E	2015E	2016E	2017E
Sales	$169	$163	$159	$158	$163	$167
Adjusted EBITDA	29	35	37	39	41	42
Adjusted EBIT	22	29	32	34	36	36

Forward Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include “forward-looking statements.” All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions and that the Company’s business will have been adversely impacted during the pendency of the Offer. Forward-looking statements include statements relating to: the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections of earnings; plans, strategies and objectives of management for future operations; any expectation or belief; and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. The Company does not undertake and specifically declines any obligation to update any forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)	Offer to Purchase dated March 28, 2012 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(6)	Form of Summary Advertisement as published in the Wall Street Journal on March 28, 2012 (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(7)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex A).

(a)(8)	Opinion of J.P. Morgan Securities LLC, dated March 12, 2012 (attached as Annex B).

(a)(9)	Joint Press Release dated March 12, 2012 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Midas, Inc. with the SEC on March 15, 2012).

(a)(10)	Presentation made to investors in Midas, Inc. (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on March 13, 2012).

(a)(11)	Letter provided by Midas, Inc. to employees on March 13, 2012, (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on March 14, 2012).

(a)(12)	Letter provided by Midas, Inc. to customers on March 13, 2012, (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on March 14, 2012).

(a)(13)	Letter provided by Midas, Inc. to franchisees on March 13, 2012, (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on March 14, 2012).

(a)(14)	Letter provided by Midas, Inc. to vendors on March 13, 2012, (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on March 14, 2012).

(a)(15)	Letter provided by Midas, Inc. to licensees on March 13, 2012, (incorporated by reference to the Schedule 14D-9C filed by the Company with the SEC on March 14, 2012).

(a)(16)	Presentation to employees of Midas, Inc. on March 13, 2012, (incorporated by reference to the Schedule 14D-9C filed by Midas, Inc. with the SEC on March 14, 2012).

(a)(17)	Letters provided by Midas, Inc. to potential franchisees on March 14, 2012, (incorporated by reference to the Schedule 14D-9C filed by Midas, Inc. with the SEC on March 15, 2012).

(a)(18)	Letter provided by Midas, Inc. to retirees on March 15, 2012, (incorporated by reference to the Schedule 14D-9C filed by Midas, Inc. with the SEC on March 15, 2012).

(a)(19)	Complaint filed in the Circuit Court of DuPage County, Illinois, captioned GSS 5-08 Trust v. Midas, Inc., Alan D. Feldman, Robert R. Schoeberl, Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert, Jr., Diane L. Routson, Gearshift Merger Corporation and TBC Corporation.

Exhibit No.	Description

(a)(20)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Glenn Freedman v. Midas, Inc., Alan D. Feldman, Archie R. Dykes, Thomas L. Bindley, Jarobin Gilbert Jr., Robert R. Schoeberl, Diane L. Routson, TBC Corporation and Gearshift Merger Corp.

(a)(21)	Complaint filed in the Circuit Court of DuPage County, Illinois, captioned Martha Ann Stegar v. Alan D. Feldman, Robert R. Schoeberl, Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert Jr., Diane L. Routson, Midas, Inc., TBC Corporation, and Gearshift Merger Corp.

(a)(22)	Joint Press Release dated March 28, 2012 (incorporated by reference to Exhibit (a)(1)(H) of the Schedule TO filed by TBC Corporation and Gearshift Merger Corp. on March 28, 2012).

(a)(23)	Letter to stockholders, dated March 28, 2012.

(e)(1)	Agreement and Plan of Merger, dated as of March 12, 2012, by and among TBC Corporation, Gearshift Merger Corp. and Midas, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Midas, Inc. with the SEC on March 15, 2012).

(e)(2)	Tender and Support Agreement, dated as of March 12, 2012, by and among TBC Corporation, Gearshift Merger Corp., Midas, Inc., Alan D. Feldman and the Alan D. Feldman Irrevocable 2010 Midas Grantor Annuity Trust (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Midas, Inc. with the SEC on March 15, 2012).

(e)(3)	Keep Well Undertaking, dated as of March 13, 2012, delivered by Sumitomo Corporation of America to TBC Corporation and Gearshift Merger Corp. (incorporated by reference to Exhibit (d)(3) to the Schedule TO of TBC Corporation and Gearshift Merger Corp. filed by Midas, Inc. with the SEC on March 28, 2012).

(e)(4)	Amendment No. 2 to Rights Agreement, dated as of March 12, 2012, between Midas, Inc. and Computershare Trust Company, N.A. as rights agent (incorporated by reference to Exhibit 4.1 to the Current Report of Form 8-K filed by Midas, Inc. on March 15, 2012).

(e)(5)	Confidentiality Agreement, dated September 21, 2011, between Midas, Inc., and TBC Corporation.

(e)(6)	Amended and Restated Directors’ Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(7)	Amended and Restated Severance Plan for Full Time Salaried (Exempt) and Hourly (Non-Exempt) Employees (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Midas, Inc. with the SEC on March 15, 2012).

(e)(8)	Executive Retirement Plan—Defined Benefit Retirement Component (incorporated by reference to Exhibit 10.14 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(9)	Form of Amended and Restated Change in Control Agreement (incorporated by reference to Exhibit 10.15 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(10)	Form of Retention Agreement with certain executive officers (Messrs. Guzik and Marr) (incorporated by reference to Exhibit 10.16 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2002).

(e)(11)	Form of Amendment to Retention Agreement with certain executive officers (Messrs. Guzik and Marr) dated as of November 11, 2008 (incorporated by reference to Exhibit 10.17 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

Exhibit No.	Description

(e)(12)	Employment Confirmation Letter with President and Chief Executive Officer (incorporated by reference to Exhibit 10.19 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

(e)(13)	Amendment to Employment Confirmation Letter with President and Chief Executive Officer dated as of November 11, 2008 (incorporated by reference to Exhibit 10.19 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(14)	Employment Confirmation Letter with Senior Vice President and Chief Marketing Officer (incorporated by reference to Exhibit 10.32 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

(e)(15)	Amendment to Employment Confirmation Letter with Senior Vice President and Chief Marketing Officer dated as of November 11, 2008 (incorporated by reference to Exhibit 10.21 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(16)	Amended and Restated Midas, Inc. Stock Incentive Plan, as amended on May 8, 2007 (incorporated by reference to Exhibit 10.10 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 29, 2007).

(e)(17)	Treasury Stock Plan (incorporated by reference to Exhibit 4.6 to Midas, Inc. Registration Statement on Form S-8 relating to its Treasury Stock Plan (Registration No. 333-89226)).

(e)(18)	Stock Option Agreement with Non-Executive Chairman of the Board of Directors (incorporated by reference to Exhibit 10.17 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

(e)(19)	Stock Option Agreement with President and Chief Executive Officer (incorporated by reference to Exhibit 10.20 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended December 28, 2002).

(e)(20)	Form of Stock Option Agreement for Supplemental Stock Options issued to certain executive officers (Mr. Feldman) under the Stock Incentive Plan in fiscal 2004 (incorporated by reference to Exhibit 10.30 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2005).

(e)(21)	Form of Stock Option Agreement for Stock Options issued under either the Stock Incentive Plan, the Treasury Stock Plan, or outside of the Stock Incentive Plan and Treasury Stock Plan in fiscal 2005 and 2006 (incorporated by reference to Exhibit 10.11 to Midas, Inc. Annual Report on Form 10-K for the annual period ended December 31, 2005).

(e)(22)	Form of Stock Option Agreement for Stock Options issued under the Amended and Restated Midas, Inc. Stock Incentive Plan in fiscal 2007 (incorporated by reference to Exhibit 10.28 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(23)	Form of Stock Option Agreement for Stock Options issued under the Amended and Restated Midas, Inc. Stock Incentive Plan in fiscal 2008 and 2009 (incorporated by reference to Exhibit 10.29 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(24)	Form of Stock Option Agreement for Stock Options issued under the Amended and Restated Midas, Inc. Stock Incentive Plan and Treasury Stock Plan in fiscal 2010 (incorporated by reference to Exhibit 10.30 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 1, 2011).

(e)(25)	Form of Restricted Stock Award Agreement for Restricted Stock Awards issued under the Amended and Restated Midas, Inc. Stock Incentive Plan or the Amended and Restated Midas, Inc. Treasury Stock Plan in fiscal 2005 and 2006 (incorporated by reference to Exhibit to 10.39 to the Midas, Inc. Quarterly Report on Form 10-Q for the quarterly period ended July 2, 2005).

Exhibit No.	Description

(e)(26)	Form of Restricted Stock Award Agreement for Restricted Stock Awards (time-based vesting) issued under the Amended and Restated Midas, Inc. Stock Incentive Plan in fiscal 2007. (incorporated by reference to Exhibit 10.35 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(27)	Form of Restricted Stock Award Agreement for Restricted Stock Awards (performance-based vesting) issued under the Amended and Restated Midas, Inc. Stock Incentive Plan in fiscal 2007 (incorporated by reference to Exhibit 10.36 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(28)	Form of Restricted Stock Award Agreement for Restricted Stock Awards (time-based vesting) issued under the Amended and Restated Midas, Inc. Stock Incentive Plan in fiscal 2008 (incorporated by reference to Exhibit 10.37 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

(e)(29)	Form of Restricted Stock Award Agreement for Restricted Stock Awards (performance-based vesting) issued under the Amended and Restated Midas, Inc. Stock Incentive Plan in fiscal 2008 (incorporated by reference to Exhibit 10.38 to the Midas, Inc. Annual Report on Form 10-K for the annual period ended January 3, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

MIDAS, INC.

By:	/s/ WILLIAM M. GUZIK
Name:	William M. Guzik
Title:	Executive Vice President and Chief Financial Officer

Dated: March 28, 2012

Annex A

MIDAS, INC.

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY.

Midas, Inc., a Delaware corporation (the “Company,” “Midas,” “we” or “us”), is mailing this Information Statement on or about March 28, 2012 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.001 per share (together with the associated preferred stock purchase rights, the “Shares,” each a “Share” and the holders of such Shares the “Stockholders”), of the Company.

The Schedule 14D-9 relates to the cash tender offer by Gearshift Merger Corp., a Delaware corporation (“Acquisition Sub”) and wholly-owned subsidiary of TBC Corporation, a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated March 28, 2012 and filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $11.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes (such price per Share, or if increased, such higher price per Share, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2012 (the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board” or “Board of Directors”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012 (the “Merger Agreement”), by and among Acquisition Sub, Parent and the Company.

The Company is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

Acquisition Sub and Parent provided the information in this Information Statement concerning Acquisition Sub, Parent and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information. Capitalized terms which are used but not otherwise defined herein shall have the meaning assigned to them in the Merger Agreement.

GENERAL INFORMATION

The Shares are the only type of security entitled to vote at a meeting of the Stockholders of the Company. Each Share has one vote. As of the close of business on March 9, 2012, there were 14,408,542 Shares issued and outstanding (including restricted Shares) and 1,722,784 Shares underlying outstanding Company options and warrants.

BACKGROUND INFORMATION

On March 12, 2012, the Company entered into the Merger Agreement with Parent and Acquisition Sub. The Merger Agreement provides, among other things, for the making of the Offer by Acquisition Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, no later than two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Acquisition Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Acquisition Sub will cease and the Company will continue as the surviving corporation.

In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares held by Parent, Acquisition Sub or the Company, held in the Company’s treasury, or their subsidiaries, or held by Stockholders who are entitled to assert, and who properly assert, dissenters’ rights) will be converted into the right to receive an amount in cash equal to the Offer Price. A copy of the Merger Agreement is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 15, 2012, and is incorporated herein by reference.

The Offer, the Merger and the Merger Agreement are more fully described in the Offer to Purchase and the Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by the Company with the SEC on March 28, 2012 and which is being mailed to Stockholders of the Company along with this Information Statement.

DIRECTORS DESIGNATED BY PARENT

Right to Designate Directors

The Merger Agreement provides that following Acquisition Sub’s purchase of and payment for Shares tendered and not properly withdrawn pursuant to the Offer (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder) that constitutes a majority of outstanding Shares (on a fully diluted basis) Parent will be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, of the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) and (ii) the percentage that the aggregate number of Shares beneficially owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. The Merger Agreement further provides that the Company shall promptly take all actions necessary or desirable to enable the Designees to be so elected or designated to the Board, including, but not limited to, increasing the size of the Board (including by amending the bylaws of the Company if necessary) and/or securing the resignations of incumbent directors.

Additionally, the Merger Agreement provides that the Company shall cause, upon Parent’s request, the Designees to constitute the same percentage (rounded up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) the board of directors of each subsidiary of the Company and (iii) each committee (or similar body) of each such board.

Once the Designees constitute a majority of the Board and until the Merger is consummated, Parent and the Company will use their reasonable best efforts to cause the Board to maintain at least three (3) of the current independent directors on the Board, cause at least one of the remaining independent directors to be an “audit committee financial expert” (as defined by applicable SEC regulations) and designate a committee of the Board composed entirely of directors who were on the Board prior to the time Acquisition Sub accepted Shares pursuant to the Offer (the “Existing Director Committee”), which must authorize, by a majority vote of its members any (i) termination of the Merger Agreement by the Company, (ii) amendment of the Merger Agreement, (iii) extension of time for performance of any of the obligations of Parent or Acquisition Sub under the Merger Agreement, and (iv) waiver of compliance with any of the terms, agreements or conditions contained in the Merger Agreement for the benefit of the Company or any person that is a third party beneficiary of the Merger Agreement.

Information with respect to Designees

Parent has informed the Company that the Designees will be selected from the list of potential Designees provided below (the “Potential Designees”), and that the Potential Designees have consented to serve as director of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. To our knowledge, there are no material pending legal proceedings to which any Potential Designee listed below is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Parent has informed the Company that, to its knowledge, none of the individuals listed below has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), (ii) been an executive officer of any corporation or a general partner of any partnership within two years of the filing by or against such company of a petition under the federal bankruptcy laws or any state insolvency law or of the appointment of a receiver by a court for the business or property of such company, (iii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, or (iv) otherwise been involved in a transaction of the type described in Item 401(f) of Regulation S-K. Parent has advised the Company that, to its knowledge, except as disclosed in the Offer to Purchase, none of the Potential Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its current directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC. Parent has advised the Company that, to its knowledge, none of the Potential Designees has any family relationship with any current director, executive officer, or key employee of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is care of TBC Corporation, 4300 TBC Way, Palm Beach Gardens, Florida, 33410 and each Potential Designee is a citizen of the United States.

Name	Age	Principal Occupation and Five-Year Employment History
Orland Wolford	64	Director, President and Chief Executive Officer, Gearshift Merger Corp. (March 2012—Present); President, CEO, TBC Retail Group, Inc. (June 2000—Present).

Erik Olsen	48	President and CEO, TBC Wholesale Group (April 2008—Present); Director and Executive Vice President, TBC Corporation (April 2008—Present); President, Carroll Tire Company (June 2005—April 2008).

Timothy Miller	41	Executive Vice President and Secretary, Gearshift Merger Corp. (March 2012—Present); Executive Vice President and CFO, TBC Corporation, (October 2006—Present); President/COO, TBC Shared Services, Inc. (November 2010—Present).

Brian Maciak	36	Vice President and Secretary, Gearshift Merger Corp. (March 2012—Present); Vice President, General Counsel, TBC Retail Group, Inc. (April 2009—Present); Vice President, General Counsel, Pinnacle, An American Management Services Company (August 2008—April 2009); Vice President, Assistant General Counsel, Michaels Stores, Inc. (March 2005—August 2008).

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of the Company consists of 100,000,000 Shares and 20,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of the close of business on March 9, 2012, there were 14,408,542 Shares outstanding and no shares of Preferred Stock outstanding.

The Shares are the only class of voting securities of the Company outstanding that are entitled to vote at a meeting of Stockholders. Each Share entitles the record holder to one vote on all matters submitted to a vote of the Stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of March 20, 2012, with respect to all persons known by us to be the beneficial owners of more than 5% of our outstanding Shares, each of our directors, each of our named executive officers and all of our directors and executive officers as a group. Unless otherwise noted, the address of each beneficial owner listed in the table is c/o Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143.

Name	Amount and Nature of Beneficial Ownership(a)		Percent of Class
Thomas L. Bindley	27,915		*
Frederick W. Dow, Jr.	149,898		1.04%
Archie R. Dykes	20,941		*
Alan D. Feldman	1,271,505		8.39%
Jarobin Gilbert, Jr.	15,671		*
Michael J. Gould	63,969		*
William M. Guzik	262,991		1.81%
Alvin K. Marr	108,273		*
Diane L. Routson	14,000		*
Robert R. Schoeberl	41,714		*
All Directors and Executive Officers as a Group (11 persons (b))	1,995,718	(c)	12.92%
Mario J. Gabelli (and affiliates)	3,508,530	(d)	24.35%
Cumberland Private Wealth Management Inc.	861,000	(e)	5.98%
BlackRock, Inc.	767,105	(f)	5.32%

*	Less than 1%.
(a)	Includes:
(i)	shares which the named director or executive officer has the right to acquire prior to or on May 19, 2012 through the exercise of stock options, as follows: Mr. Bindley, 6,000 shares; Mr. Dow, 73,014 shares; Dr. Dykes, 6,000 shares; Mr. Feldman, 751,502 shares; Mr. Gilbert, 3,200 shares; Mr. Gould, 25,339 shares; Mr. Guzik, 118,109 shares; Mr. Marr, 34,998 shares; Ms. Routson, 2,000 shares; and Mr. Schoeberl, 15,267 shares.
(ii)	shares of restricted stock owned by the named director or executive officer which are subject to possible forfeiture under outstanding restricted stock awards and time-based vesting conditions and which will vest prior to May 19, 2012, as follows: Mr. Bindley, 2,916 shares; Mr. Dow, 14,073 shares; Dr. Dykes, 2,916 shares; Mr. Feldman, 77,033 shares; Mr. Gilbert, 2,916 shares; Mr. Gould, 8,449 shares; Mr. Guzik, 19,093 shares; Mr. Marr, 15,489 shares; Ms. Routson, 2,916 shares; and Mr. Schoeberl, 2,916 shares.
(iii)

shares of restricted stock owned by the named director or executive officer which are subject to possible forfeiture under outstanding restricted stock awards and which may vest prior to May 19, 2012, if certain performance-based vesting conditions are achieved, as follows: Mr. Bindley,

667 shares; Mr. Dow, 6,483 shares; Dr. Dykes, 667 shares; Mr. Feldman, 40,333 shares; Mr. Gilbert, 667 shares; Mr. Gould, 333 shares; Mr. Guzik, 8,767 shares; Mr. Marr, 6,483 shares; Ms. Routson, 667 shares; and Mr. Schoeberl, 667 shares.
(iv)	shares of restricted stock owned by the named executive officer which are subject to forfeiture, a portion of which may vest on May 12, 2012 if certain performance-based vesting conditions are achieved, as follows: Mr. Dow, 5,000 shares; Mr. Feldman, 30,000 shares; Mr. Gould, 5,000 shares; Mr. Guzik, 9,000 shares; and Mr. Marr, 5,000 shares.
(v)	shares of restricted stock owned by the named executive officer which are subject to forfeiture, a portion of which may vest on May 10, 2012 if certain performance-based vesting conditions are achieved, as follows: Mr. Dow, 5,600 shares; Mr. Feldman, 28,800 shares; Mr. Gould, 5,600 shares; Mr. Guzik, 9,600 shares; and Mr. Marr, 5,600 shares.
(iv)	shares of restricted stock owned by the named director or executive officer which are subject to possible forfeiture under outstanding restricted stock awards and time-based and/or performance vesting conditions and which are not scheduled to vest prior to May 19, 2012, as follows: Mr. Bindley, 4,749 shares; Mr. Dow, 18,283 shares; Dr. Dykes, 4,749 shares; Mr. Feldman, 106,833 shares; Mr. Gilbert, 4,749 shares; Mr. Gould, 10,983 shares; Mr. Guzik, 30,366 shares; Mr. Marr, 18,283 shares; Ms. Routson, 4,749 shares; and Mr. Schoeberl, 4,749 shares.
(b)	Includes the directors and executive officers listed in the table above and one additional executive officer who is also required to report her beneficial ownership pursuant to Section 16(a) of the Securities Exchange Act of 1934 as of March 20, 2012.
(c)	The number of shares shown as beneficially owned includes: (i) 1,038,679 shares which the directors and executive officers have the right to acquire prior to or on May 19, 2012, through the exercise of stock options; (ii) 151,042 shares which are subject to possible forfeiture under outstanding restricted stock awards and time-based vesting conditions and which are scheduled to vest prior to May 19, 2012; (iii) 65,901 shares which are subject to possible forfeiture under outstanding restricted stock awards and which may vest prior to May 19, 2012, if certain performance-based vesting conditions are achieved; (iv) 54,000 shares which are subject to possible forfeiture under outstanding restricted stock awards and some of which may vest on May 12, 2012, if certain performance-based vesting conditions are achieved; (v) 56,800 shares which are subject to possible forfeiture under outstanding restricted stock awards and some of which may vest on May 10, 2012, if certain performance-based vesting conditions are achieved; (vi) 215,784 shares which are subject to possible forfeiture under outstanding restricted stock awards and time-based and/or performance vesting conditions and which are not schedule to vest prior to May 19, 2012; and (vii) 1,080 shares representing the vested beneficial interest of such persons under Midas’ Retirement Savings Plan as of March 20, 2012.
(d)

Based on a Schedule 13D/A filed on December 7, 2011, by Mario J. Gabelli and various entities which he directly or indirectly controls or for which he acts as chief investment officer. Of such reported shares: (i) 960,803 shares are beneficially owned by Gabelli Funds, LLC, a registered investment advisor (“Gabelli Funds”), which provides advisory services for certain registered investment companies listed in the Schedule 13D/A; (ii) 2,216,779 shares are beneficially owned by GAMCO Asset Management Inc., a registered investment advisor (“GAMCO”); (iii) 299,548 shares are beneficially owned by Teton Advisers, Inc., a registered investment advisor (“Teton Advisors”); (iv) 20,000 shares are beneficially owned by Gabelli Securities, Inc., a registered investment advisor (“GSI”); (v) 8,000 shares are beneficially owned by Gabelli Foundation, Inc., a private foundation (the “Foundation”); and (vi) 3,400 shares are beneficially owned by Mario J. Gabelli. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc. (“GBL”). GGCP, Inc. (“GGCP”) is the ultimate controlling stockholder of GBL. Mario J. Gabelli is deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons. GBL and GGCP are deemed to have beneficial ownership of the securities owned beneficially by each of the foregoing persons other than Mario J. Gabelli and the Foundation. Each of the reporting persons has sole voting and dispositive power with respect to the shares reported for such person in the Schedule 13D/A, except that (1) GAMCO does not have authority to vote 50,500 of the reported shares; (2) Gabelli Funds has sole dispositive and voting power of the shares held by the funds identified in the Schedule 13D/A (the “Funds”) as long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Company and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares; (3) at any time, the Proxy Voting Committee of each Fund may take and exercise, in its sole discretion, the entire voting power with respect to the shares held by such Fund under special circumstances such as regulatory considerations; and (4) the power of Mario J. Gabelli, GBL and GGCP is indirect with respect to securities beneficially owned directly by the other reporting persons. The principal business address for Gabelli Funds, GAMCO, Teton Advisors, GSI, GBL and Mario J. Gabelli is One Corporate Center, Rye, NY 10580. The principal business address for GGCP is 140 Greenwich Avenue, Greenwich, CT 06830. The principal business address for the Foundation is 165 West Liberty Street, Reno, NV 89501.
(e)	Based on a Schedule 13G/A filed on January 31, 2012, Cumberland Private Wealth Management Inc. (“Cumberland”) owns 861,000 shares. The principal business address of Cumberland is 99 Yorkville Avenue, Suite 300, Toronto, Ontario M5R 3K5 Canada.
(f)

Based on a Schedule 13G/A filed on February 13, 2012, BlackRock, Inc. (“BlackRock”) may be deemed to beneficially own an aggregate of 767,105 shares. The principal business address of BlackRock is 40 East 52nd Street, New York, NY 10022.

None of the directors or executive officers of Midas listed in the foregoing table has pledged as security any of his or her Shares shown in the table.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires directors and executive officers of Midas and persons who own more than 10% of the common stock of Midas to file with the SEC initial reports of beneficial ownership and reports of changes in ownership of the common stock of Midas. Such directors, executive officers and 10% stockholders are required to furnish to Midas copies of all Section 16(a) reports that they file.

To Midas’ knowledge, based solely on a review of the copies of such reports furnished to Midas and written representations that no other reports were required during the fiscal year ended December 31, 2011, its directors, executive officers and 10% stockholders complied with all applicable Section 16(a) filing requirements.

CURRENT BOARD AND MANAGEMENT

Executive Officers

The following table sets forth the name, age and position of each person who serves as an executive officer as of March 28, 2012.

Name	Age	Background
Alan D. Feldman Chairman, President and Chief Executive Officer	60	Mr. Feldman joined Midas as President and Chief Executive Officer in January 2003 and was named Chairman of the Board of Directors in May 2006. From 1994 through 2002, Mr. Feldman held senior management posts at McDonald’s Corporation. His most recent positions were President and Chief Operating Officer of McDonald’s Americas and President of McDonald’s USA. From 1983 to 1994, Mr. Feldman held financial and operational posts with the Pizza Hut and Frito-Lay units of Pepsico. In 1993 he was named Senior Vice President, Business Strategy, and Chief Financial Officer of Pizza Hut, and he served as Senior Vice President of Operations for Pizza Hut from 1990 to 1993. Mr. Feldman is also a director of Foot Locker, Inc. and John Bean Technologies Corporation.

Name	Age	Background
William M. Guzik Executive Vice President and Chief Financial Officer	52	Mr. Guzik joined Midas in December 1999 and was named Senior Vice President and Chief Financial Officer in May 2001. He was named Executive Vice President of the Company in November 2006. From 1995 to 1999, Mr. Guzik served as Chief Financial Officer of Delray Farms, LLC, a start-up grocery retailer located in Chicago, Illinois. From 1993 to 1995, Mr. Guzik served as Vice President and Chief Financial Officer of JG Industries, Inc., a publicly-traded, diversified retailer. Prior to that, Mr. Guzik spent 11 years with Coopers & Lybrand, LLP.

Frederick W. Dow, Jr. Senior Vice President and Chief Marketing Officer	61	Mr. Dow joined Midas in June 2003. From October 2001 to March 2003, Mr. Dow was Senior Vice President, Marketing Programs and Sales, for Burger King Corporation. From December 2000 to October 2001, Mr. Dow served as Senior Vice President, Brand Management and Marketing Programs, for West Group, a provider of e-information solutions to the legal market. From September 1995 to December 2000, Mr. Dow served as Vice President, Marketing Programs and Worldwide Advertising, for Northwest Airlines.

Michael J. Gould Senior Vice President— Franchise Operations	55	Mr. Gould joined Midas in April 1980. In March 2009, Mr. Gould was named Senior Vice President, Franchise Operations. From August 2007 to March 2009, Mr. Gould served as Vice President Retail Operations and from January 2005 to August 2007, as Vice President of Midas’ company-operated shops business. Prior to January 2005, he held various positions in the Company’s franchise and company-operated shops operations.

Alvin K. Marr Senior Vice President, General Counsel & Secretary	46	Mr. Marr was named Senior Vice President, General Counsel and Secretary in March 2005. From 2001 to 2005, Mr. Marr served as Vice President, General Counsel and Secretary of Midas. Mr. Marr joined Midas in 1997 as Assistant General Counsel and Assistant Secretary. From 1990 to 1997, Mr. Marr practiced law with the firm of Holleb & Coff in Chicago, IL.

Audrey L. Gualandri Vice President—Controller	46	Ms. Gualandri joined Midas in June 2004 as the Director of Internal Audit. From November 2009 to August 2010, she held the position of Director of Accounting. She was named Vice President and Controller in August 2010. Prior to joining the Company, Ms. Gualandri held various positions with several companies, including Ameritech and two public accounting firms. Ms. Gualandri is a Certified Public Accountant.

All of our officers are appointed by the Board and hold their respective offices until their respective successors have been appointed, or their earlier death, resignation or removal by the Board.

Current Directors

The following table sets forth biographical information as of March 28, 2012, regarding our current directors, as well as information regarding experience, qualifications, attributes or skills that contribute to such person’s ability to serve as a director. The terms of Mr. Gilbert and Ms. Routson expire in 2012; the terms of Dr. Dykes and Mr. Feldman expire in 2013; and the terms of Mr. Bindley and Mr. Schoeberl expire in 2014.

Name	Director Since	Age	Principal Occupation and Directorships
Jarobin Gilbert, Jr.	1998	66	Mr. Gilbert is President and Chief Executive Officer of DBSS Group, Inc., a management, planning and international trade advisory firm. He has served in that capacity since the company’s inception in 1990. Mr. Gilbert is a director of Foot Locker, Inc., where he is a member of the Audit Committee and chair of the Retirement Planning Committee and a member of the Nomination and Governance Committee. In addition, Mr. Gilbert was formerly the Chairman and Chief Executive Officer of the Atlantic Mutual Companies and was formerly a director of PepsiAmericas, Inc., where he was a member of the Governance and Finance Committee and chair of the Audit Committee. He also serves on the board of the Harlem Partnership and is a member of the American Council on Germany and a permanent member of the Council on Foreign Relations, a nonpartisan national membership organization dedicated to improving the understanding of U.S. foreign policy and international affairs. Mr. Gilbert has longstanding experience in international business matters.

Diane L. Routson	2003	55	Ms. Routson is a Senior Member of Executive Staff of Computer Sciences Corporation, a business and technology consulting, outsourcing and systems integration company. She was formerly Senior Vice President and Chief Financial Officer of MTL Insurance Company, the principal operating subsidiary of Mutual Trust Holding Company of Oak Brook, Illinois. She served in that capacity from 1995 to 2005. Ms. Routson has extensive experience in corporate finance and accounting, financial management, reporting and control procedures and developing and implementing technology strategies to increase operational efficiencies and enhance controls.

Archie R. Dykes	1998	81	Dr. Dykes is a director of Raytech Corporation and Arbor Realty Trust, Inc. He served as Lead Director of the Board of Directors of PepsiAmericas, Inc. from 2004 to March 2010, and as Chairman of the Board and Chief Executive Officer of Fleming Companies, Inc., Dallas, Texas (now called CoreMark International) from March 2003 to September 2004. From 1988 to 2004, he was Chairman of Capital City Holdings, Inc., a private venture capital organization. He also served as Chairman and Chief Executive Officer of the Security Benefit Group of Companies from 1980 through 1987, and as Chancellor of the University of Kansas from 1973 to 1980. Before that, he was Chancellor of the University of Tennessee. Dr. Dykes is also a member of the Board of Trustees of the Kansas University Endowment Association. He formerly served as Vice Chairman of the Commission on the Operation of the United States Senate and as a member of the Executive Committee of the Association of American Universities. Dr. Dykes has extensive experience in corporate finance and managing public and private companies, as well as considerable knowledge of institutional education, employee motivation, and the government regulatory environment.

Name	Director Since	Age	Principal Occupation and Directorships

Alan D. Feldman	2003	60	Mr. Feldman joined Midas as President and Chief Executive Officer in January 2003. He was named Chairman of the Board of Directors in May 2006. From 1994 through 2002, Mr. Feldman held senior management posts at McDonald’s Corporation. His most recent positions were President and Chief Operating Officer of McDonald’s Americas and President of McDonald’s USA. From 1983 to 1994, Mr. Feldman held financial and operational posts with the Pizza Hut and Frito-Lay units of Pepsico. In 1993, he was named Senior Vice President, Business Strategy, and Chief Financial Officer of Pizza Hut, and he served as Senior Vice President of Operations for Pizza Hut from 1990 to 1993. He is also a director of Foot Locker, Inc. and John Bean Technologies Corporation. Mr. Feldman has extensive experience in the franchising industry, retail sales, corporate finance and accounting, and strategic planning.

Thomas L. Bindley	1998	68	Mr. Bindley is President of Bindley Capital Corporation, a private consulting firm, which he founded in 1998. From 1998 to 2006, Mr. Bindley served as director and member of the Audit Committee, Joint Transaction Committee and Nominating and Corporate Governance Committee for the Lincoln National Income Fund, Inc., a closed-end fund publicly traded on the New York Stock Exchange. From 1998 to 2005, he also served as director and member of the Audit Committee, Joint Transaction Committee and Nominating and Corporate Governance Committee for the Lincoln National Convertible Securities Fund, Inc., a closed-end fund publicly traded on the New York Stock Exchange. From 1992 to 1998, Mr. Bindley served as Executive Vice President and Chief Financial Officer of Whitman Corporation. Prior to joining Whitman, Mr. Bindley served in a similar capacity with Square D Company from 1986 to 1991. During the previous eight years, he held several executive positions with McGraw Edison Company, including Senior Vice President—Finance and Vice President and Treasurer. He also serves as a director of Junior Achievement of Chicago and as a member of the Board of Trustees of the American Bible Society. Mr. Bindley has extensive experience in business and financial strategic planning, corporate finance, acquisitions and divestitures, manufacturing, and distribution in publicly-held industrial, commercial and consumer product companies.

Robert R. Schoeberl	1998	76	Mr. Schoeberl is the Lead Director of our Board of Directors and presides over all executive sessions. Mr. Schoeberl retired in 1994 as Executive Vice President and Member of the Executive Committee of Montgomery Ward, a mass retailer of consumer products. Prior to joining Montgomery Ward, he was Senior Vice President of Sales and Marketing at GNB Automotive Batteries from 1982 to 1985. Mr. Schoeberl also served as a director and Audit Committee member of TBC Corporation, a division of Sumitomo Corporation from 1996 to January 2012. He is a member of the Board of Trustees at Mount Mercy University and the Automotive Aftermarket Foundation. Mr. Schoeberl has extensive experience in the franchising and automotive retail industries, and has considerable knowledge of operations, purchasing, manufacturing, sales, marketing, and executive management.

CORPORATE GOVERNANCE

Board Leadership Structure, Risk Oversight and Director Independence

As required under the rules of the New York Stock Exchange, a majority of the Board members is independent. The independent Board members are as follows: Thomas L. Bindley, Archie R. Dykes, Jarobin Gilbert, Jr., Diane L. Routson and Robert R. Schoeberl. Alan D. Feldman, Midas’ President, Chief Executive Officer and Chairman of the Board, is the only non-independent Board member. The Board has not adopted categorical standards for independence purposes (other than those set forth in the New York Stock Exchange listing standards). Based upon information provided by the directors and Midas, the Board determined that none of the non-management directors have any material relationships (e.g., commercial, industrial, banking, consulting, legal, accounting, charitable or familial) which would impair his or her independence.

The independent Board members have determined that the most effective Board leadership structure for Midas at the present time is for the Chief Executive Officer to also serve as Chairman of the Board, a structure that has served Midas well in the past. The independent Board members believe that, because the Chief Executive Officer is ultimately responsible for the day-to-day operation of Midas and for executing Midas’ strategy, and because the performance of Midas is an integral part of Board deliberations, the Chief Executive Officer is the most appropriate Board member to act as Chairman of the Board. The Board retains the authority to modify this structure as and when deemed appropriate in order to best address Midas’ specific circumstances and to advance the best interests of all of the Company’s constituents, including its stockholders.

Midas also has a Lead Director. This position is currently filled by Robert R. Schoeberl. As the Lead Director, Mr. Schoeberl also has leadership authority and responsibilities. The Chairman of the Board and the Lead Director together set the agenda for all Board meetings, and the Lead Director sets the agenda for, and leads, all executive meetings of the independent directors, providing consolidated feedback, as appropriate, from those meetings to the Chairman of the Board and Chief Executive Officer. The Lead Director also has the authority to call meetings of the Board in executive session; facilitate discussions, outside of scheduled meetings of the Board of Directors, among the independent directors on key issues, as required; and serve as a non-exclusive liaison with the Chairman of the Board and Chief Executive Officer, in consultation with the other independent directors.

The Board is actively involved in the oversight of risks that could affect Midas. This oversight is conducted primarily through Committees of the Board, as disclosed in the descriptions of each of the Committees below and in the charters of each of the Committees. However, the full Board has retained responsibility for general oversight of the Company’s risks. The Board satisfies this responsibility through the receipt of full reports from each Committee chair regarding the Committee’s considerations and actions, as well as through the receipt of regular reports directly from officers of the Company responsible for the oversight of particular risks relating to Midas and its business operations.

Meetings and Committees of the Board

The Board is responsible for the oversight of the management of Midas. The Board meets on a regular basis to review Midas’ operations, strategic and business plans, acquisitions and dispositions, and other significant developments affecting Midas, and to act on matters requiring approval of the Board. The Board also holds special meetings when important matters require Board action between scheduled meetings. Members of senior management are regularly invited to Board meetings to discuss the progress of and future plans relating to their areas of responsibility.

The Board met 17 times in 2011. Each director attended at least 75% of the meetings of the Board and the Committees on which that director served. Each director also attended the 2011 Annual Meeting of Stockholders. It is the Company’s policy that all directors attend the Annual Meeting of Stockholders.

Also as required under the rules of the New York Stock Exchange, the independent non-management members of the Board hold regularly scheduled executive sessions. The Lead Director of the Board, Robert R. Schoeberl, serves as the presiding director of all such executive sessions.

Interested parties may communicate directly with the non-management directors by contacting the Chairman of the Audit and Finance Committee of the Board (on an anonymous basis, if desired) in the manner set forth in Midas’ Corporate Code of Ethics.

To facilitate independent director review, the Board has established an Audit and Finance Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. All of our independent directors are members of these Committees. The respective Chairperson for each Committee is as follows: Jarobin Gilbert, Jr.—Audit and Finance Committee; Thomas L. Bindley—Compensation Committee; and Archie R. Dykes—Nominating and Corporate Governance Committee.

The Audit and Finance Committee operates under a formal charter adopted by the Board, a copy of which is available on Midas’ website located at www.midasinc.com. The charter is consistent with the requirements of the New York Stock Exchange’s listing standards. The Audit and Finance Committee has the ultimate authority to select and evaluate Midas’ external auditors and any outside firm performing internal audit functions. The Committee reviews with the external auditors and approves the audit report of Midas as prepared by its external auditors, the plan and scope of the audit, and the audit and any non-audit fees paid to the external auditors. The Committee also assures the independence of the external auditors, monitors the adequacy of reporting and internal controls, and meets periodically with internal and external auditors. In addition, Midas’ internal audit function reports to the Committee. The Committee reviews Midas’ internal audit reports, Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Proxy Statement and reports its findings and recommendations to the Board for appropriate action. The Committee also oversees the financial affairs of Midas.

As required by the rules of the New York Stock Exchange, all members of the Committee are independent, as such term is defined in the New York Stock Exchange’s listing standards, and under the heightened independence standard required for audit committee members by Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In addition, the Committee has determined that one of its members, Diane L. Routson, qualifies as an “audit committee financial expert,” as such term is defined under Section 407 of the Sarbanes-Oxley Act of 2002 and the applicable Securities and Exchange Commission regulations promulgated thereunder. The Committee met four times in 2011.

The Compensation Committee operates under a formal charter adopted by the Board, a copy of which is available on Midas’ website located at www.midasinc.com. The Compensation Committee oversees the compensation policies of Midas, reviews and recommends to the Board employee incentive plans, determines the compensation of the Chief Executive Officer, reviews and/or approves other officers’ salaries, approves significant changes in salaried employee benefits, and recommends to the Board such other forms of remuneration as it deems appropriate. The Committee also monitors the activities of the Corporate Benefits Committee of the Midas Benefit Programs.

As required by the rules of the New York Stock Exchange, all members of the Committee are independent, as such term is defined in the New York Stock Exchange’s listing standards.

The Committee met three times in 2011. The Committee’s report is on page A-23. Additional information on the Committee’s processes and procedures for consideration of executive compensation is provided in the Compensation Discussion and Analysis section of this information statement.

Compensation Committee Interlocks and Insider Participation. None of the Compensation Committee’s current members has at any time been an officer or employee of the Company. No Compensation Committee member had any relationship requiring disclosure under Item 404 of SEC Regulation S-K. None of our executive officers served as a director or compensation committee member of an entity that employs any of our directors.

The Nominating and Corporate Governance Committee operates under a formal charter adopted by the Board, a copy of which is available on Midas’ website located at www.midasinc.com. The Nominating and Corporate Governance Committee oversees the broad range of issues surrounding the composition and operation of the Board, including identifying individuals qualified to become Board members, recommending director nominees to the Board, and recommending to the Board a set of corporate governance principles applicable to Midas. The Committee also provides assistance to the Board in the areas of: Board Committee selection and rotation practices; evaluation of the overall effectiveness of the Board, its Committees, individual directors and Midas management; and review and consideration of developments in corporate governance practices.

The Committee evaluates director nominees recommended by stockholders in the same manner in which it evaluates other director nominees. The Committee has established selection criteria and priorities that identify desirable experience, qualifications, attributes, and skills for prospective Board members, including those properly nominated by stockholders. Such criteria and priorities are set forth in Midas’ Corporate Governance Guidelines, as may be modified from time to time by the Committee. The Board, with the assistance of the Committee, selects potential new Board members using these criteria and priorities.

Desired personal qualifications for potential director nominees include: the intelligence, integrity, strength of character and sense of timing required to assess and challenge the way things are done and to recommend alternative solutions to problems; the independence necessary to make an unbiased evaluation of management performance and to effectively carry out responsibilities of oversight; an awareness of both the business and social environment in which Midas operates; and the commitment, sense of urgency and spirit of cooperation that will enable him or her to interface with other Board members in directing the future, profitable growth of Midas.

Desired experience qualifications for potential director nominees include: a senior executive or leadership role with a major business organization (although equivalent relevant experience from other backgrounds, such as legal, academic and government or other non-profit, as well as higher potential senior level business executives, may also be considered); proven records of accomplishment and preferably experience as a board member of an independent public company; first-hand experience with international operations; a working knowledge of corporate governance issues and the appropriate role of a board of directors; exposure to the numerous programs a corporation employs relative to creating stockholder value, while balancing the needs of all stakeholders; and absence of employment or affiliation with organizations that engage in competitive lines of business or other conflicts of interest, unless specifically approved by the Board. The composition, skills, and needs of the Board may change over time and will be considered in establishing the desirable profile of candidates for any specific Board opening.

The Committee seeks to include on the Board a complementary mix of individuals with diverse backgrounds and skills reflecting the broad set of challenges that the Board confronts. These individual qualities can include matters such as experience in the company’s industry, financial or technical experience, experience gained in situations comparable to the Company’s, leadership experience, and relevant geographical and regulatory experience. The Company does not have a specific written policy regarding Board diversity as it relates to the selection of nominees for the Board. However, it is the Committee’s position that, although diversity and variety of experiences and viewpoints represented on the Board should always be considered, a director nominee should not be chosen nor excluded solely or largely because of race, color, gender, national origin, or sexual orientation or identity. In selecting a director nominee, the Committee focuses on skills, expertise and/or background that would complement the existing Board, recognizing that the Company’s businesses and operations are diverse in nature. The Company’s current directors come from diverse backgrounds, including franchising, manufacturing, retail, financing, education and technology.

The Committee will consider candidates recommended by directors, stockholders and management, provided that appropriate information with respect to the suggested candidate(s) is presented to the Committee for evaluation. Recommendations concerning individuals proposed for consideration should be addressed to Midas’ Corporate Secretary at Midas, Inc., 1300 Arlington Heights Road, Itasca, Illinois 60143. Each

recommendation should include a personal biography of the suggested nominee, an indication of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve on the Board if nominated and elected. Shareholders who themselves wish to effectively nominate a person for election to the Board, as contrasted with recommending a potential nominee to the Committee for its consideration, are required to comply with the advance notice and other requirements set forth in Midas’ By-Laws. The Committee evaluates potential director nominees recommended by stockholders in the same manner in which it evaluates other potential director nominees.

As required by the rules of the New York Stock Exchange, all members of the Committee are independent, as such term is defined in the New York Stock Exchange’s listing standards. The Committee met two times in 2011.

CODE OF ETHICS

In compliance with the requirements of the Sarbanes-Oxley Act of 2002, as promulgated through Securities and Exchange Commission regulations, and the New York Stock Exchange’s listing standards for companies listed on the New York Stock Exchange, Midas has adopted Corporate Governance Guidelines, a Corporate Code of Ethics, and Related Person Transaction Policies and Procedures for its directors, officers and other employees. Each of the foregoing documents is posted on Midas’ website located at www.midasinc.com and is available in print to any stockholder that requests it. Any waivers granted to executive officers or directors under, and any amendments to, Midas’ Corporate Code of Ethics will also be promptly posted by Midas on its website.

REPORT OF THE AUDIT AND FINANCE COMMITTEE

In accordance with its charter, which was originally adopted by the Board of Directors in September 1998 and most recently amended in November 2009, the Audit and Finance Committee assists the Board in fulfilling its oversight responsibilities in the areas of Midas’ accounting policies and practices and financial reporting. The Committee also assists the Board in overseeing, selecting and ensuring the independence of Midas’ external auditors, as well as overseeing the activities and responsibilities of its internal auditors. The Committee met four times in 2011.

As required under the rules of the New York Stock Exchange, the Audit and Finance Committee consists entirely of independent directors.

In connection with the fiscal 2011 financial statements, the Audit and Finance Committee reviewed and discussed the audited financial statements with management. The Committee also discussed with the independent auditors the matters required by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and, with and without management present, discussed and reviewed the results of KPMG LLP’s audit of the financial statements.

Additionally, the Committee obtained from KPMG LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor’s communications with the Audit and Finance Committee concerning independence, and has discussed with KPMG LLP any relationships that may affect KPMG LLP’s independence. The Audit and Finance Committee has considered whether any non-audit services provided by KPMG LLP are compatible with maintaining KPMG LLP’s independence.

Based upon these reviews and discussions, the Audit and Finance Committee has recommended to the Board of Directors, and the Board of Directors has approved, the inclusion of Midas’ audited financial statements in the Midas, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

THE AUDIT AND FINANCE COMMITTEE

Jarobin Gilbert, Jr., Chairman

Thomas L. Bindley

Archie R. Dykes

Diane L. Routson

Robert R. Schoeberl

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

The Compensation Committee of our Board of Directors (the “Committee”) has responsibility for establishing, implementing, and monitoring the Company’s adherence with its compensation philosophy. Among other things, the Committee works to ensure that the total compensation paid to the Company’s Chief Executive Officer and to its other executive officers, including those named in the Summary Compensation Table below, is fair, reasonable, and competitive. For purposes of this analysis, the executive officers named in the Summary Compensation Table below, including the Chief Executive Officer, are referred to as the “named executive officers.”

The Committee’s responsibilities include authorizing all salary increases for all named executive officers, as well as approving the formula, performance goals and awards under the Company’s Annual Incentive Compensation Plan and its stockholder-approved Amended and Restated Stock Incentive Plan (as originally adopted in 1997, and as most recently amended and restated in 2010).

Compensation Philosophy and Objectives

The Committee believes that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals by the Company, and that aligns executives’ interests with those of the Company’s stockholders, with the ultimate objective of enhancing stockholder value. It is also one of the Committee’s primary objectives with respect to executive compensation to enable the Company to attract and retain the most talented and dedicated executives possible by ensuring that the compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of companies with whom we may compete for executive talent. To that end, the Committee believes that executive compensation packages provided by the Company to its executives, including the named executive officers, should include both cash and stock-based compensation that reward performance as measured against established goals, while simultaneously encouraging retention of the executives.

In order to achieve these objectives, the Committee has implemented and maintains compensation plans that tie a substantial portion of the executives’ overall compensation to the Company’s overall financial performance (as measured by key performance metrics such as adjusted operating income and comparable shop retail sales), as well as key strategic goals developed by the Company’s senior management team and approved by the Board.

The Company’s salary policies and executive compensation plans are expressly constituted to encourage and reinforce individual and collective performance leading to increased stockholder value. The Company’s executive compensation program also seeks to align short-term and long-term executive compensation opportunities with the interests of stockholders. The Company’s Annual Incentive Compensation Plan provides for cash bonuses and focuses on achievement of the Company’s annual financial targets, as measured by adjusted operating income and comparable shop retail sales. Grants of equity awards under the Company’s Amended and Restated Stock Incentive Plan are designed to reward creation of stockholder value over the longer term.

Role of Executive Officers in Compensation Decisions

The Chief Executive Officer makes recommendations to the Committee regarding equity awards and non-equity compensation for all executives other than himself. However, it is the Board of Directors, upon recommendation of the Committee, that makes all final compensation decisions regarding the Company’s executives other than the Chief Executive Officer. The independent directors, upon recommendation of the Committee, make all final compensation decisions regarding the Company’s Chief Executive Officer.

The Chief Executive Officer annually reviews the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed annually by the Committee). The conclusions reached based upon these reviews, including with respect to recommended base salary adjustments and annual award amounts, are then presented to the Committee and the Board of Directors for approval. The Committee and the Board can exercise their discretion in modifying any adjustments or awards to executives recommended by the Chief Executive Officer.

Setting Executive Compensation

Based on the philosophy and objectives outlined above, the Committee has structured the Company’s annual and long-term incentive-based cash and non-cash executive compensation to motivate executives to achieve the financial and operational goals set by the Company and to reward the executives for achieving such goals. The Committee has not retained a compensation consultant to review its policies and procedures with respect to executive compensation. Nonetheless, the Company has, from time to time, retained the services of Towers Watson (formerly Watson Wyatt Worldwide), an outside executive compensation consulting firm, to provide insight and advice regarding current trends in the area of executive compensation. In 2010, the Company retained Towers Watson to provide compensation-related market data for the Company’s officers, including the named executive officers. The Towers Watson study utilized blended general industry and retail survey data to analyze the Company’s executive compensation levels on the basis of two different sales revenue scopes—namely, $200 million (which approximates the Company’s annual revenues) and $1 billion (which approximates the system-wide retail sales of the Company’s franchised retail network in the U.S. and Canada). The market data did not identify the names of any companies that were used in the survey.

In determining the appropriate compensation packages for the Company’s named executive officers, the Committee reviews, on an annual basis, tally sheets which summarize each executive’s past and present compensation, including equity and non-equity based compensation, and potential accumulation of wealth pursuant to the Company’s compensation and benefit plans. Other internal and external factors, such as internal pay equity within the Company, are also reviewed and considered by the Committee when establishing each named executive officer’s annual compensation package.

Consistent with the compensation philosophy mentioned above, a significant percentage of total executive compensation is allocated to incentives. Income from incentive compensation is realized as a result of the performance of the Company or the executive, depending on the type of award, compared to established corporate or individual goals. The Company does not have any pre-established policy for the allocation between annual executive compensation, on the one hand, and long-term incentive-based executive compensation, on the other hand. Similarly, the Company does not have any pre-established policy for the allocation between cash and non-cash, or short-term and long-term, incentive compensation. Rather, the Committee periodically reviews compensation survey data and general market trends to determine the appropriate level and mix of annual and incentive-based compensation to be paid to each named executive officer. Incentive compensation and equity awards are currently targeted at the following percentages of base salary:

	Cash-based Incentive Compensation (as a percentage of base salary)	Equity Awards (as a percentage of base salary)(a)
Chief Executive Officer	90%	200%
Executive Vice President	60%	150%
Senior Vice President	50%	100%
Vice President	35%	50%

(a)	The value of option grants is based upon the estimated fair value of the grants calculated using the Black-Scholes valuation model. The value of restricted shares is determined using the fair market value of Company Common Stock based on the closing price of such Company Common Stock on the New York Stock Exchange on the date of grant.

The actual awards are made at the discretion of the Committee and may be higher or lower than the above targets.

The Committee continually assesses the consistency of the Company’s executive compensation program with the Committee’s philosophy and objectives, the Company’s business strategy, and general market practices.

Elements of Compensation

For fiscal year 2011, the principal compensation for the named executive officers consisted of the following elements:

•	base salary;

•	cash-based incentive compensation;

•	long-term equity incentive compensation;

•	retirement and other benefits; and

•	perquisites and other personal benefits.

Base Salary

The Company provides named executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. Base salaries for the Company’s executives are established based on the level and scope of their accountability and responsibility for the performance of the Company with respect to policy-making and execution. In establishing executives’ base salaries, the Committee also takes into account the Company’s actual experience in the hiring of senior executives who have been recruited from similar positions in the industry, as well as compensation survey data gathered from various sources, when deemed necessary and appropriate. Base salary levels for all other salaried employees of the Company are also determined pursuant to both recent hiring experience and compensation survey data gathered from various sources. However, salary levels are not based exclusively on a formula. Rather, salary levels are derived from each position’s required skills and responsibilities, as compared to the average salary levels of like positions within other companies, as provided through various relevant independently generated sources.

The Committee generally sets executive base salaries based on the experience and skill level of the individual in question and market factors. The Committee also considers a number of criteria in establishing and adjusting the base salary of a particular executive officer, including, among other things, recent hiring experience, individual performance, individual experience and longer term potential.

The performance of each executive officer is evaluated annually following the close of the fiscal year so that each executive’s performance can be assessed within the context of the Company’s performance against its financial and strategic goals for the year. Individual performance is evaluated based on the specific responsibilities and accountabilities of the executive, the value of the services provided, the executive’s management skills and experiences, and the individual’s contribution to the performance and profitability of the Company. Base salary adjustments for officers, other than the named executive officers, during fiscal year 2011 averaged approximately 2.5%. Due to the continuing weak economy and the negative impact on Midas’ results of operations, the base salaries for the named executive officers were unchanged in fiscal year 2011, with the exception of the Senior Vice President, Franchise Operations, who received a base salary increase of approximately 2%, and the Senior Vice President, General Counsel and Secretary, who received a base salary increase of approximately 2%. Furthermore, on November 8, 2010, with the concurrence of the Compensation Committee, the Chief Executive Officer voluntarily reduced his base salary by 10% in order to better align his executive compensation level with those of similarly situated executives at domestic companies with retail sales levels comparable to those of the Company’s franchised retail network. This reduction became effective as of January 1, 2011.

Cash-Based Incentive Compensation

The Committee has the authority to award annual incentive bonuses to the Company’s officers. Each named executive officer receives his annual incentive bonus pursuant to the Company’s Annual Incentive Compensation Plan. Each year’s Annual Incentive Compensation Plan is established, and the bonuses paid pursuant thereto are made, under the Company’s stockholder-approved Amended and Restated Stock Incentive Plan, which provides for cash performance awards.

Annual incentive bonuses are intended to compensate officers for the Company’s achievement of stated corporate goals, as well as for each officer’s achievement of individual performance objectives. These objectives vary depending on the individual officer, but generally relate to or otherwise support the key strategic corporate goals established by the Company for the fiscal year in question. The structure of the Annual Incentive Compensation Plan for each year, including the incentive formula, the performance measures, and the corporate and individual targets and objectives thereunder, are established and approved by the Committee during the first quarter of the year to which the bonuses relate.

The actual amount of each named executive officer’s bonus under the Annual Incentive Compensation Plan, other than the Chief Executive Officer’s, is determined based on the Chief Executive Officer’s recommendations, as well as the Committee’s review of the Company’s level of achievement of the stated corporate goals and the named executive officer’s achievement of his individual performance objectives for that year. This review is typically conducted during the first quarter following the completion of the fiscal year to which the bonus relates. Annual incentive bonuses are ordinarily paid in a single installment immediately following this review.

Each named executive officer is eligible for an annual incentive bonus up to an amount equal to a specified percentage of such executive’s base salary. Target amounts payable under the Annual Incentive Compensation Plan are proportionate to each executive officer’s accountability for the Company’s business plans. Under the Annual Incentive Compensation Plan for 2011 (the “2011 Plan”), the Committee targeted bonus amounts to be paid at (a) 35% of base salary for each of the Company’s Vice Presidents, (b) 50% of base salary for each of the Company’s Senior Vice Presidents, (c) 60% of base salary for the Company’s Executive Vice President, and (d) 90% of base salary for the Company’s Chief Executive Officer. The Committee fixed the maximum payout for any officers’ annual incentive bonus under the Annual Incentive Compensation Plan at 150% of the participant’s targeted bonus. For a more detailed description of the 2011 Plan and its specific components, including a discussion regarding each named executive officer’s achievement of his respective objectives under the Individual Objectives Component of the 2011 Plan, please see the discussion following the table appearing in the section entitled “Grants of Plan-Based Awards” below.

Similar to the 2011 Plan, the Annual Incentive Compensation Plan for 2012 (the “2012 Plan”) consists of three components: (1) a total corporate objectives component, which represents 50% of the 2012 Plan’s potential bonus payout (the “2012 Operating Income Component”), (2) a North American comparable shop retail sales increase component, which represents 20% of the 2012 Plan’s potential bonus payout (the “2012 Retail Sales Component”), and (3) an individual objectives component, which represents the remaining 30% of the 2012 Plan’s potential bonus payout (the “2012 Individual Objectives Component”).

Bonus awards pursuant to the 2012 Operating Income Component of the 2012 Plan are based upon the Company’s achievement of an adjusted operating income target of $24,528,000 (the “2012 Financial Target”). “Adjusted operating income” is calculated as GAAP operating income adjusted to exclude the impact of bonus accruals, restricted stock amortization expense, costs related to the expensing of stock options, gains and losses on asset sales, and restructuring costs. In addition, the 2012 Operating Income Component contains a “2 for 1” enhancement feature whereby, for each 1% (or pro rata portion thereof) over the 2012 Financial Target achieved by the Company, an additional 2% (or corresponding pro rata portion thereof) is added to the target bonus award under the 2012 Operating Income Component. Similarly, for each 1% (or pro rata portion thereof) that the Company falls short of the 2012 Financial Target, the target bonus award under the 2012 Operating Income

Component is reduced by 2% (or corresponding pro rata portion thereof). The 2012 Plan specifically provides that no bonus awards are to be paid pursuant to the 2012 Operating Income Component unless the Company achieves at least 80% of the 2012 Financial Target (the “2012 Financial Target Threshold”).

Bonus awards pursuant to the 2012 Retail Sales Component of the 2012 Plan are based upon the Company’s achievement of a 2% comparable shop retail sales increase in North America for 2012 (the “2012 Sales Target”). The 2012 Retail Sales Component also contains an enhancement feature whereby, for each 1% (or pro rata portion thereof) over the 2012 Sales Target achieved by the Company in North America, an additional 10% (or corresponding pro rata portion thereof) will be added to the target bonus award payable thereunder (up to a maximum of 130% of target). Similarly, for each 1% (or pro rata portion thereof) that the Company falls short of the 2012 Sales Target, the target bonus award under the 2012 Retail Sales Component will be reduced by 10% (or corresponding pro rata portion thereof), with no payout if there is less than a 1% increase in comparable shop retail sales in North America (the “2012 Sales Target Threshold”). The 2012 Plan specifically provides that no bonus awards are to be paid pursuant to the 2012 Retail Sales Component if the Company fails to achieve the 2012 Financial Target Threshold under the 2012 Operating Income Component.

Each participant’s objectives under the 2012 Individual Objectives Component of the 2012 Plan are established in advance by mutual agreement of the participant and his or her direct supervisor (or the Committee, in the case of the Chief Executive Officer) and must align with, and otherwise support and/or advance, the Company’s overall business strategy. The Committee has the authority to award a participant in excess of 100% of his or her target bonus payout under the 2012 Individual Objectives Component (subject to a maximum cap of 150%) in order to recognize a participant’s extraordinary achievement of his or her objectives under the 2012 Individual Objectives Component. Bonus awards pursuant to the 2012 Individual Objectives Component are not contingent upon the Company’s achievement of the 2012 Financial Target Threshold or the 2012 Sales Target Threshold.

Also similar to the 2011 Plan, the overall bonus target levels under the 2012 Plan are: (a) 35% of base salary for each of the Company’s Vice Presidents, (b) 50% of base salary for each of the Company’s Senior Vice Presidents, (c) 60% of base salary for the Company’s Executive Vice President, and (d) 90% of base salary for the Company’s Chief Executive Officer (subject to the above-described enhancement features under the 2012 Operating Income Component and the 2012 Retail Sales Component and the potential for extraordinary achievement under the 2012 Individual Objectives Component). The 2012 Plan provides for a maximum cap of 150% of a participant’s overall target bonus level, notwithstanding the above-described features.

The Committee oversees the 2012 Plan. All bonus awards made pursuant to the 2012 Plan are subject to the Committee’s approval. In addition, the Committee has sole authority to determine whether the 2012 Financial Target Threshold and the 2012 Sales Target Threshold have been achieved by the Company and, if so, the applicable bonus award percentages under the 2012 Operating Income Component and the 2012 Retail Sales Component resulting from the enhancement features described above. The 2012 Plan also provides the Committee with the authority to include or exclude extraordinary or unusual items in determining the level of achievement of the 2012 Financial Target and the 2012 Sales Target.

Long-Term Equity Incentive Compensation

The Committee believes that stockholder value is enhanced through an ownership culture that encourages long-term performance by the Company’s officers through the use of stock-based awards. In furtherance of this philosophy, the Company has adopted, and the Company’s stockholders have approved, the Amended and Restated Stock Incentive Plan, which permits the grant of “incentive stock options” (as defined in Section 422 of the Internal Revenue Code of 1986, as amended), nonqualified stock options (with or without stock appreciation rights), restricted stock awards, performance awards, or any combination of the foregoing. Incentive stock options and nonqualified stock options are granted at exercise prices equal to the closing market price on the date of grant.

The Amended and Restated Stock Incentive Plan is designed to, among other things, directly align the interests of the Company’s officers and other key employees with those of its stockholders by rewarding the creation of stockholder value over the longer term. General stock option and restricted stock award grant guidelines have been established based on competitive practices of similarly-situated general industry and other retail companies, the applicable employee’s position, and the ability of the applicable employee to influence longer-term operating performance. In making grants of stock options and/or restricted stock awards, the Committee considers the targeted levels of equity awards for each employee level as shown in the table appearing on page A-16 of this information statement, the recommendations of the Chief Executive Officer for all employees (other than the Chief Executive Officer), the level of stock options and/or restricted stock awards previously granted to the applicable employee, the performance of the Company, as well as the performance of the employee. It is the Committee’s belief that stock option and restricted stock award grants provide the Company’s employees with a significant interest in the creation of stockholder value through long-term growth in the price of the Company Common Stock.

The Company does not have any pre-established policy regarding the proper mix of stock options and restricted stock awards to use for compensation of its employees. Instead, the Committee will consider compensation survey data and general market trends when determining the appropriate long-term equity incentive compensation to be provided by the Company to its employees, including the named executive officers, for any given year. The Committee has, in recent years, targeted the mix of options and restricted stock at approximately 40% stock options and 60% restricted stock awards (based upon the estimated fair value of the grants). As noted below, a portion of the restricted stock awards for those years was subject to purely performance-based vesting. The Committee continues to consider the mix of stock options, restricted stock awards with performance-based vesting and restricted stock awards with time-based vesting in order to strike the proper balance between (i) rewarding the creation of stockholder value through long-term stock price appreciation, (ii) minimizing stockholder dilution due to equity awards, and (iii) promoting retention of the employee through time-based vesting of options and restricted stock.

The annual awards under the Amended and Restated Stock Incentive Plan are typically granted on the date of the Board of Directors meeting that coincides with the Annual Meeting of Stockholders. This date has historically been within approximately one week following the Company’s earnings release for its then most recently completed fiscal quarter.

Options and Restricted Stock. The Committee makes stock option and restricted stock award grants to eligible employees on an annual basis pursuant to the Amended and Restated Stock Incentive Plan. The Committee may also, in its discretion, grant stock options and restricted stock awards to an employee at the commencement of his or her employment and, occasionally, following a significant change in an employee’s job responsibilities, or otherwise to meet other special retention or performance objectives. The Committee reviews and approves stock option and restricted stock award grants to the employees (including the named executive officers other than the Chief Executive Officer) based upon the recommendations of the Company’s Chief Executive Officer, as well as a review of competitive compensation data, an assessment of individual performance, a review of each employee’s existing long-term incentives, and retention considerations. In 2011, the named executive officers were granted stock options and restricted stock awards in the amounts indicated in the section entitled “Grants of Plan-Based Awards” below.

Stock options granted to employees in fiscal year 2011 have an exercise price equal to the fair market value of the Company Common Stock on the date of grant. In addition, these option grants vest 25% per annum based upon continued employment over a four-year period, and expire 10 years after the date of grant. In the event of the applicable employee’s retirement, all then-unvested stock options granted in 2011 immediately and automatically lapse.

Restricted stock awards granted to officers in fiscal year 2011 were made pursuant to two separate tranches. The restricted stock award grants under the first tranche are time-based awards which vest in four equal annual installments commencing on the first anniversary of the date of grant. The restricted stock award grants under the second tranche are performance-based awards which are subject to vesting in 5% increments up to 50% of all such restricted shares on each anniversary of the date of grant based upon the Company’s achievement of certain percentages of increase in the CAGR of Adjusted Cash Flow Per Share (as defined below) during the applicable annual measurement period, as follows:

CAGR of Adjusted Cash Flow Per Share	Vesting Percentage
Less than 2.0%	0%
2.0% to 2.9%	10%
3.0% to 3.9%	15%
4.0% to 4.9%	20%
5.0% to 5.9%	25%
6.0% to 6.9%	30%
7.0% to 7.9%	35%
8.0% to 8.9%	40%
9.0% to 9.9%	45%
10.0% or more	50%

For purposes of the performance-based restricted stock award grants, “CAGR of Adjusted Cash Flow Per Share” is defined as the compound annual growth rate (expressed as a percentage) in Adjusted Cash Flow Per Share (as defined below) for the applicable annual measurement period, calculated relative to Adjusted Cash Flow Per Share for the trailing twelve (12) fiscal months ending on the last day of the first fiscal quarter for each of 2012, 2013 and 2014. “Adjusted Cash Flow Per Share,” for purposes of the foregoing definition, is defined as the Company’s operating income or loss for the applicable annual measurement period, as reported by the Company on a GAAP basis, plus (i) depreciation and amortization, (ii) stock based compensation expense, (iii) business transformation expense, and (iv) losses on sale of assets, less (a) interest expense, (b) gains on sale of assets, and (c) year-end warranty adjustments resulting from the annual evaluation of the warranty redemption rates, all divided by fully-diluted weighted-average shares outstanding during the corresponding period. “Adjusted Cash Flow Per Share” may also be increased or decreased at the discretion of the Board for unusual and/or non-recurring items. The Board selected this performance measure for these restricted stock award grants as the Board believes that it most closely approximates the measure by which the Company’s results are evaluated by the its stockholders and analysts.

Any of the performance-based restricted shares which remain unvested on the date that is one month following the third anniversary of the grant date shall immediately and automatically lapse. None of the restricted stock awards granted in 2011 provide for accelerated vesting in the event of the applicable officer’s retirement. Rather, upon his or her retirement, all then unvested restricted shares immediately and automatically lapse.

Retirement and Other Benefits

All salaried employees of the Company are eligible to participate in the Midas Savings Plan for Salaried Employees (the “Savings Plan”). The Savings Plan is a tax-qualified retirement savings plan pursuant to which all salaried employees of the Company, including the named executive officers, are able to contribute up to the limit prescribed by the Internal Revenue Service to the Savings Plan on a pre-tax basis. Until February 2009, the Company matched 100% of the first 6% of pay that was contributed to the Savings Plan after the first year of employment. Commencing in February 2009, the Company matches 50% of the first 6% of pay that is contributed to the Savings Plan after the first year of employment. The Company made this change to the Savings Plan as a cost saving measure. All contributions to the Savings Plan, as well as any matching contributions, are fully vested upon contribution. All of the named executive officers participated in the Savings Plan in fiscal year 2011.

In addition to the Savings Plan, all salaried employees of the Company are eligible to participate in the Midas Retirement Income Plan (the “Retirement Plan”). Furthermore, the Company’s executive officers, including the named executive officers, are eligible to participate in the nonqualified Midas Supplemental Executive Retirement Plan (which was amended and renamed the “Midas Executive Retirement Plan—Defined Benefit Retirement Component” in November 2008) (the “SERP”). Prior to May 2010, the Company’s executive officers, including the named executive officers, were also eligible to participate in the nonqualified Midas Executive Retirement Plan (which was amended and renamed the “Midas Executive Retirement Plan—Account Balance Component” in November 2008) (the “ERP”). In May 2010, the Company made the decision, as a cost saving measure, to terminate and liquidate the ERP pursuant to Treasury Regulation 1.409A-3(j)(4)(ix)(C) promulgated under Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”). As required by the applicable Treasury regulations, payments of all amounts deferred under the ERP must be made after the one year anniversary, and prior to the two year anniversary, of the date on which the Board took all necessary action to irrevocably terminate and liquidate the ERP. The Company decided to terminate and liquidate the ERP as a cost saving measure. For a description of the Retirement Plan and the SERP, please see the discussion following the Pension Benefits table below. For a description of the ERP, please see the discussion under the section entitled “Nonqualified Deferred Compensation” below.

Perquisites and Other Personal Benefits

The Company also provides the named executive officers with perquisites and other personal benefits that the Committee believes are reasonable and consistent with the Company’s overall executive compensation program, the Committee’s executive compensation philosophy, as well as the Committee’s objective to better enable the Company to attract and retain the most talented and dedicated executives possible. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the named executive officers.

Each named executive officer is provided an automobile allowance (ranging from $18,600 to $33,600 per year), financial planning expense reimbursement (of up to $10,000 per year for the Chief Executive Officer and up to $5,000 per year for all other named executive officers), participation in the plans and programs described above, and medical, dental, life insurance and disability benefits, including reimbursement of medical and dental expenses not otherwise covered by the Company’s medical and dental plans (of up to $6,000 per year). The Committee may, in its discretion, revise, amend or add to an executive officer’s perquisites and benefits as, when and if it deems advisable or appropriate. The Committee believes, based upon publicly available information, that the benefits described above are typical for senior executives at comparable companies.

Attributed costs of the perquisites and personal benefits described above for the named executive officers for fiscal year 2011 are included in the column entitled “All Other Compensation” of the “Summary Compensation Table” appearing below.

Stock Ownership Guidelines

On November 8, 2005, the Committee ratified the Company’s adoption of an Executive Stock Ownership Policy. The purpose of this policy is to further align certain executive officers with the long-term success of the Company. The policy requires the executives referenced below to maintain ownership of the Company Common Stock (including restricted stock) in an amount equal to a multiple of such executive’s base salary, as follows:

Position	Required Multiple of Base Salary
Chief Executive Officer	4x
Executive or Senior Vice President	2x

Each affected executive is required to achieve his applicable required ownership level within five years of the commencement date of his employment (or, in the case of a promotion, five years from the date of promotion). Further, until such time as the executive achieves his applicable required ownership level, he is prohibited from selling 100% of any restricted shares that vest and 50% of any shares obtained upon exercise of stock options (other than as needed to cover the tax obligation arising from such vesting or exercise). The Committee periodically monitors each affected executive officer’s continuing compliance with the Company’s Executive Stock Ownership Policy. As of the date of this information statement, the Company’s executive officers who are subject to the Executive Stock Ownership Policy are in compliance with the policy’s terms and requirements.

Tax and Accounting Implications

Deductibility of Executive Compensation

In the performance of its duties, the Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended, which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals. It is the current policy of the Committee that compensation payable to the named executive officers should generally meet the conditions required for full deductibility under Section 162(m). However, tax deductibility is not the only criterion the Committee considers when establishing compensation programs and strategy, and, in certain situations, the Committee may approve compensation that will not meet these requirements in order to ensure competitive levels of total compensation for its executive officers. The Committee believes that the desirability of preserving the tax deductibility of executive compensation, to the extent practicable, must be weighed against the importance of consistency with respect to the Company’s executive compensation philosophy and objectives, the needs of the Company, and stockholder interests. The Committee believes that the ability to exercise discretion in this area is in the best interests of the Company and its stockholders.

As was the case for fiscal year 2011, the Committee believes that the annual incentive bonus to be paid to Mr. Feldman for fiscal year 2012 will be performance-based and, therefore, should meet the conditions required for deductibility under Section 162(m).

Nonqualified Deferred Compensation

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. The Company believes that it has operated, and continues to operate, in good faith compliance with these statutory provisions which were effective January 1, 2005, including Section 409A. In November of 2008, the Company amended its various compensation and benefit arrangements in order to be in full compliance with Section 409A. A more detailed discussion of the Company’s nonqualified deferred compensation arrangements is provided under the section entitled “Nonqualified Deferred Compensation” below.

COMPENSATION COMMITTEE REPORT

The Committee has reviewed the Compensation Discussion and Analysis set forth in this information statement and discussed that Analysis with management. Based on its review and discussions with management, the Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the Compensation Discussion and Analysis in this information statement and its incorporation by reference into the Company’s 2011 Annual Report on Form 10-K.

THE COMPENSATION COMMITTEE

Thomas L. Bindley, Chairman

Archie R. Dykes

Jarobin Gilbert, Jr.

Diane L. Routson

Robert R. Schoeberl

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by the Company’s Chief Executive Officer, its Chief Financial Officer and its three other most highly compensated executive officers. These officers are referred to herein, collectively, as the “named executive officers.” The Company has not entered into any employment-related agreements with any of the named executive officers, other than those described below in the Summary Compensation Table.

Based on the base salary of the named executive officers for fiscal year 2011, the non-equity incentive plan compensation paid for fiscal year 2011, and the estimated fair value of equity awards granted to them during fiscal year 2011: (a) “salary” accounted for between 33% and 38%, and cash incentive compensation accounted for between 50% and 56%, of the total compensation of each named executive officer who was a Senior Vice President, (b) “salary” accounted for approximately 31%, and cash incentive compensation accounted for approximately 50%, of the total compensation of the named executive officer who was an Executive Vice President, and (c) “salary” accounted for approximately 26%, and cash incentive compensation accounted for approximately 48%, of the total compensation of the named executive officer who was the Chief Executive Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(a)	Option Awards ($)(a)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(b)	All Other Compensation ($)(c)	Total ($)
Alan D. Feldman	2011	652,500	(d)	—	626,040	420,000	573,626	223,612	57,720	2,553,498
Chairman, President and CEO	2010	725,000	(d)	—	—	—	300,770	133,565	55,120	1,214,455
	2009	725,000		—	868,560	578,560	157,637	105,992	85,793	2,521,542

William M. Guzik	2011	295,000		—	208,680	140,000	177,529	89,271	41,425	951,905
Executive Vice President and CFO	2010	295,000		—	—	—	87,084	45,950	41,400	469,434
	2009	295,000		—	266,490	180,800	45,135	26,303	44,250	857,978

Frederick W. Dow, Jr.	2011	257,500		—	118,440	75,600	123,252	68,309	37,875	680,976
Senior Vice President and	2010	257,500		—	—	—	62,476	25,231	44,248	389,455
Chief Marketing Officer	2009	257,500		—	138,180	90,400	24,817	38,295	35,657	584,849

Alvin K. Marr	2011	240,000		—	118,440	75,600	117,324	65,817	31,950	649,131
Senior Vice President,	2010	235,000		—	—	—	58,515	29,396	31,950	354,861
General Counsel and Secretary	2009	225,000		—	138,180	90,400	32,063	14,659	32,388	532,690

Michael J. Gould	2011	217,000		—	118,440	75,600	111,028	103,719	28,327	654,114
Senior Vice President, Franchise Operations	2010	212,000		—	—	—	49,544	44,343	32,205	338,092
	2009	198,219		—	138,180	90,400	21,933	30,629	25,031	504,392

(a)	Represents the aggregate grant date fair value as determined using the Financial Accounting Standards Codification Topic 718 (formerly referred to as Statement of Financial Accounting Standard No. 123R). The assumptions underlying the grant date fair value are described in the Company’s financial statements contained in its 2011 Annual Report on Form 10K on page F-29, footnote 10.

(b)	Includes the following items:

Name	Year	Non-Qualified Above-Market Earnings ($)(1)	Increase in Present Value of Pension ($)	Increase (Decrease) in Present Value of SERP ($)	Total ($)
Alan D. Feldman	2011	—	51,746	171,866	223,612
	2010	—	32,779	100,786	133,565
	2009	17,933	20,462	67,597	105,992

William M. Guzik	2011	—	52,960	36,311	89,271
	2010	—	33,115	12,835	45,950
	2009	—	14,341	11,962	26,303

Frederick W. Dow, Jr.	2011	—	53,227	15,082	68,309
	2010	—	25,645	(414)	25,231
	2009	4,918	23,649	9,728	38,295

Alvin K. Marr	2011	—	52,171	13,646	65,817
	2010	—	28,095	1,301	29,396
	2009	—	10,848	3,811	14,659

Michael J. Gould	2011	—	76,199	27,520	103,719
	2010	—	38,205	6,138	44,343
	2009	—	27,370	3,259	30,629

(1)	These amounts represent the difference between (A) the actual earnings credited to the named executive officer’s account based upon the prime rate and (B) the amounts that would have been credited to the named executive officer’s account using 120% of the monthly long-term Applicable Federal Rates as published by the IRS. The prime rate used to calculate the actual earnings credited to the named executive officer’s account is updated semi-annually on January 1 and July 1 of each year.

(c)	Includes the following items:

Name	Year	Auto Allowance ($)	Excess Medical ($)(1)	Registrant Contributions to Savings Plan ($)	Registrant Contributions to ERP ($)	Tax Gross-Up Amounts ($)	Other ($)(2)	Total ($)
Alan D. Feldman	2011	33,600	6,000	7,350	—	—	10,770	57,720
	2010	33,600	6,000	7,350	—	—	8,170	55,120
	2009	33,600	6,000	10,696	18,404	6,743	10,350	85,793

William M. Guzik	2011	27,600	6,000	7,350	—	—	475	41,425
	2010	27,600	6,000	7,350	—	—	450	41,400
	2009	27,600	6,000	8,711	1,196	293	450	44,250

Frederick W. Dow, Jr.	2011	18,600	6,000	7,350	—	—	5,925	37,875
	2010	18,600	6,000	7,350	—	—	12,298	44,248
	2009	18,600	6,000	8,539	1,279	489	750	35,657

Alvin K. Marr	2011	18,600	6,000	7,350	—	—	—	31,950
	2010	18,600	6,000	7,350	—	—	—	31,950
	2009	18,600	6,000	7,116	672	—	—	32,388

Michael J. Gould	2011	18,600	6,000	3,727	—	—	—	28,327
	2010	18,600	6,000	7,170	—	—	435	32,205
	2009	17,737	—	7,294	—	—	—	25,031

(1)	These amounts represent the maximum annual reimbursement of medical and dental expenses not otherwise covered by the Company’s medical and dental plans. This reimbursement is only offered to the Senior Vice Presidents, the Executive Vice President and the Chief Executive Officer of the Company.
(2)	These amounts include the payment, or reimbursement by the Company, of financial planning related fees, spousal travel and airline membership dues and amounts related to these items.

(d)	On November 8, 2010, with the concurrence of the Compensation Committee, Mr. Feldman voluntarily reduced his base salary by 10% in order to better align his executive compensation level with those of similarly situated executives at domestic companies with retail sales levels comparable to those of the Company’s franchised retail network. This reduction became effective as of January 1, 2011.

Agreements with Named Executive Officers

Employment Agreements

The Company does not have any formal employment agreements with any of its named executive officers. Rather, the terms of their respective employment with the Company were initially established pursuant to either original employment letters or informal promotion letters from the Company and are currently set on an annual basis by mutual agreement of the Board of Directors (or the Compensation Committee, in the case of the Chief Executive Officer) and each individual executive. These executives are generally entitled to the salary, incentive bonus and other benefits described in the Summary Compensation Table, subject, in each case, to yearly increase or decrease at the discretion of the Compensation Committee or the Board of Directors.

Severance Agreements

In October 2002, immediately following the resignation of the Company’s former Chairman and Chief Executive Officer, the Board of Directors approved special retention packages for certain of the Company’s key executive officers, including Messrs. Guzik and Marr, whose continued services were identified by the Board of Directors as critical to a successful management transition. Each package provides for, among other things, a severance payment in an amount equal to one year’s base salary and continuation of executive medical, dental and basic life insurance benefits for the one-year period immediately following the executive officer’s termination without cause at any time in the future. The executive officer would not be entitled to the severance payment or benefits if the termination also triggers the three-year severance payment provided for under the Change in Control Agreements described below. In 2008, each of the foregoing special retention packages was modified as necessary in order to ensure its compliance with Section 409A.

Employment Letters

As noted above, the Company does not have any formal employment agreements with any of its named executive officers. However, certain of the named executive officers—namely, Messrs. Feldman and Dow—received employment letters from the Company at the commencement of their employment. These letters, which are described below, not only set forth the initial compensation to be provided by the Company to each of those executives, but also contained certain agreements by the Company.

Feldman Employment Letter. On January 13, 2003, Mr. Feldman received an employment letter from the Company confirming his employment as Chief Executive Officer beginning on January 9, 2003. As set forth in the letter, Mr. Feldman’s annual base salary was initially established at the rate of $650,000, which amount was consistent with what the Compensation Committee, in consultation with the Company’s then outside executive compensation consultants, Towers Watson (formerly Watson Wyatt Worldwide), deemed necessary and appropriate to attract and retain this qualified executive to assume the position of Chief Executive Officer. Mr. Feldman’s employment letter also provided that he is eligible to receive an annual incentive bonus targeted at 75% of his annual base salary (subsequently increased to 90% in 2007), with a maximum incentive opportunity of one hundred fifty percent (150%) of annual base salary. In addition, as a material inducement to his acceptance of employment with the Company, Mr. Feldman was granted (a) stock options to purchase 500,000 shares of Company Common Stock, which options vested ratably over a five year period, and (b) 150,000 shares of restricted stock of the Company, which shares cliff vested on the fifth anniversary of his employment commencement date (but were subject to the Board of Director’s discretionary right to accelerate vesting of such restricted shares in 50,000 share increments on each anniversary of the date of grant if the total stockholder return on the Company Common Stock during the immediately preceding 12-month period exceeded the total stockholder return of the S&P 500 Index for the same period).

In addition to the foregoing, Mr. Feldman’s employment letter provided him with a severance package whereby, in the event of any involuntary termination of his employment without cause at any time in the future, he will be entitled to (a) 24 months of base salary continuation (excluding automobile allowance), and

(b) continuation of executive medical, dental and basic life insurance benefits for the same period. Mr. Feldman would not be entitled to the foregoing severance payments if the termination also triggers the three-year severance payment provided for under the Change in Control Agreements described below. Other ancillary employment benefits, such as an automobile allowance, financial planning expense reimbursement, and participation in the Company’s health plan, executive medical and dental reimbursement program, executive life insurance program, executive disability program and executive retirement program, were also specifically set forth in Mr. Feldman’s employment letter.

In 2008, Mr. Feldman’s employment letter was modified as necessary in order to ensure its compliance with Section 409A.

Dow Employment Letter. On June 13, 2003, Mr. Dow received an employment letter from the Company confirming his employment as Senior Vice President and Chief Marketing Officer beginning on June 13, 2003. As set forth in the letter, Mr. Dow’s annual base salary was initially established at the rate of $225,000, which amount was consistent with what the Compensation Committee deemed necessary and appropriate to attract and retain this qualified executive to assume the position of Senior Vice President and Chief Marketing Officer. Mr. Dow’s employment letter also provided that he is eligible to receive an annual incentive bonus targeted at 50% of his annual base salary. In addition, as a material inducement to his acceptance of employment with the Company, Mr. Dow was granted (a) stock options to purchase 60,000 shares of the Company Common Stock, which options vested ratably over a five year period, and (b) 10,000 shares of restricted stock of the Company, which shares vested ratably over a four year period.

In addition to the foregoing, the employment letter provided to Mr. Dow a severance package whereby, in the event of any involuntary termination of his employment (excluding engagement in gross conduct injurious to the Company) at any time in the future, he will be entitled to (1) a lump sum payment equal to 12 months of base salary (excluding automobile allowance), and (2) reimbursement for COBRA coverage (medical and dental) for a 12-month period immediately following termination. Mr. Dow would not be entitled to the foregoing severance payments if the termination also triggers the three-year severance payment provided for under the Change in Control Agreements described below. Other ancillary employment benefits, such as an automobile allowance, financial planning expense reimbursement, and participation in the Company’s health plan, executive medical and dental reimbursement program, executive life insurance program, executive disability program and executive retirement program, were also specifically set forth in Mr. Dow’s employment letter.

In 2008, Mr. Dow’s employment letter was modified as necessary in order to ensure its compliance with Section 409A.

Change in Control Agreements

The Company has entered into Change in Control Agreements with each of the named executive officers. The Change in Control Agreements were a result of a determination by the Board that it is important and in the best interests of the Company and its stockholders to ensure that, in the event of a possible change in control of the Company, the stability and continuity of management continues unimpaired, free of the distractions incident to any such possible change in control.

For purposes of the Change in Control Agreements, a “change in control” includes (1) a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the Company’s assets, other than a transaction in which (a) the beneficial owners of the Company Common Stock prior to the transaction own at least two-thirds of the voting securities of the Company resulting from such transaction, (b) no person owns 25% or more of the voting securities of the Company resulting from such transaction, and (c) the members of the Company’s Board of Directors constitute at least a majority of the members of the Board resulting from such transaction, (2) the consummation of a plan of complete liquidation or dissolution of the Company, (3) the acquisition by any person or group of 25% or more of the Company’s voting securities, or (4) persons who were directors of the Company on January 30, 1998 (or their successors, if elected by the Company’s stockholders and approved by a majority of the members of the Board) cease to constitute a majority of the Company’s Board.

Benefits are payable under the Change in Control Agreements only if a change in control has occurred and within three years thereafter the officer’s employment is terminated involuntarily without cause or voluntarily by the officer for “Good Reason” (such events, a “Qualified Termination”). “Good Reason” is defined to include any of the following events:

•

the assignment of duties inconsistent with, or a diminution of, the executive’s position, relative to immediately prior to the change in control, or any removal of the Executive from or any failure to reelect the executive to any of such positions, except in connection with the termination of the executive’s employment for disability, retirement or cause or as a result of the executive’s death or by the executive other than for Good Reason;

•

a reduction in base salary or a failure to increase base salary in an amount which is substantially similar, on a percentage basis, to the average percentage increase in base salary for all officers effected during the preceding 12 months;

•	any failure to continue any benefit plan or arrangement (or substitute with a substantially similar plan) in which the executive is participating at the time of a change in control;

•

any deprivation of any material fringe benefit, or the failure to provide the executive with the number of paid vacation days to which the executive is entitled in accordance with the vacation policies in effect at the time of the change in control;

•

any failure to continue any incentive plan or arrangement (or substitute with a substantially similar plan), in which the executive is participating at the time of a change in control; or reduce the executive’s benefits under any such incentive plan in an amount which is not substantially similar, on a percentage basis, to the average percentage reduction of benefits under any such incentive plan effected during the preceding 12 months for all officers of the Company participating in any such incentive plan;

•

any failure to continue any stock incentive plan or arrangement to receive securities of the Company or awards the value of which is derived from securities of the Company (or substitute with a substantially similar plan), in which the Executive is participating at the time of a Change in Control, or the taking of any action which would adversely affect the executive’s participation in or materially reduce the executive’s benefits under any such plan;

•

a relocation of the Company’s principal executive offices or the executive’s relocation to any metropolitan area other than the metropolitan area in which the executive performed the executive’s duties immediately prior to a change in control;

•	a substantial increase in the executive’s business travel obligations over such obligations as they existed at the time of a change in control;

•	any material breach by the Company or a subsidiary of any provision of the change in Control Agreement;

•	any failure by the Company to obtain the assumption of the Change in Control Agreement by a successor in accordance with its terms; or

•	any purported termination of the executive’s employment for which the notice required by the Change in Control Agreement has not been provided; or

•	a termination of employment by the executive for any reason during the 30 day period immediately following the first anniversary upon which the change in control shall have occurred.

The principal benefits to be provided to officers under the Change in Control Agreements are (i) a lump sum payment equal to three years of “adjusted annual compensation”, which is equal to (a) annual base salary, plus (b) the greater of the amounts earned by the executive under the Company’s annual incentive compensation plan over the two preceding calendar years (or the prior calendar year if executive has only participated in such plan for one calendar year) plus (c) one-third of the sum of the amounts of current “target” values for the executive under any annual or long-term incentive compensation plans, prorated from the beginning of the applicable measurement period through the end of the month in which the Qualified Termination occurs; and (ii) for a period of 36 months following termination (or if earlier, until death), life, medical, dental, accident and disability insurance benefits and a package of “executive benefits”, including to the extent applicable, an automobile allowance, substantially similar to those which the executive was receiving immediately prior to the termination. The Change in Control Agreements provide that, if separation payments thereunder, either alone or together with payments under any other plan of the Company, would constitute a “parachute payment” as defined in the Internal Revenue Code of 1986, as amended, and, therefore, subject the officer to the excise tax imposed by Section 4999 of the Code, the Company will pay such tax and any taxes on such payment.

The Change in Control Agreements are not employment agreements and do not impair the right of the Company to terminate the employment of the officer with or without cause prior to a change in control, or the right of the officer to voluntarily terminate his employment at any time.

In 2008, each of the foregoing Change in Control Agreements was modified as necessary in order to ensure its compliance with Section 409A.

GRANTS OF PLAN-BASED AWARDS

The following table provides information regarding plan-based awards under the Company’s Annual Incentive Compensation Plan for fiscal year 2011 (described below) and under the Company’s Amended and Restated Stock Incentive Plan (described above under the heading “Long-Term Equity Incentive Compensation” in the “Elements of Compensation” section of the Compensation Discussion and Analysis above) which were granted during fiscal year 2011 to the named executive officers.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards: Number of Shares of Stock or Units				All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Options Awards: Number of Securities Underlying Options (#)(c)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Market Value of Stock & Option Awards When Granted ($)(d)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Alan D. Feldman	Annual Incentive	3/15/2011	0	587,250	880,875	—	—	—		—		—	—	—
	Performance Stock	5/10/2011	—	—	—	—	—	28,800	(a)	—		—	—	203,040
	Service Stock	5/10/2011	—	—	—	—	—	—		60,000	(b)	—	—	423,000
	Options	5/10/2011	—	—	—	—	—	—		—		120,000	7.05	420,000

William M. Guzik	Annual Incentive	3/15/2011	0	177,000	265,500	—	—	—		—		—	—	—
	Performance Stock	5/10/2011	—	—	—	—	—	9,600	(a)	—		—	—	67,680
	Service Stock	5/10/2011	—	—	—	—	—	—		20,000	(b)	—	—	141,000
	Options	5/10/2011	—	—	—	—	—	—		—		40,000	7.05	140,000

Frederick W. Dow, Jr.	Annual Incentive	3/15/2011	0	128,750	193,125	—	—	—		—		—	—	—
	Performance Stock	5/10/2011	—	—	—	—	—	5,600	(a)	—		—	—	39,480
	Service Stock	5/10/2011	—	—	—	—	—	—		11,200	(b)	—	—	78,960
	Options	5/10/2011	—	—	—	—	—	—		—		21,600	7.05	75,600

Alvin K. Marr	Annual Incentive	3/15/2011	0	120,000	180,000	—	—	—		—		—	—	—
	Performance Stock	5/10/2011	—	—	—	—	—	5,600	(a)	—		—	—	39,480
	Service Stock	5/10/2011	—	—	—	—	—	—		11,200	(b)	—	—	78,960
	Options	5/10/2011	—	—	—	—	—	—		—		21,600	7.05	75,600

Michael J.Gould	Annual Incentive	3/15/2011	0	108,500	162,750	—	—	—		—		—	—	—
	Performance Stock	5/10/2011	—	—	—	—	—	5,600	(a)	—		—	—	39,480
	Service Stock	5/10/2011	—	—	—	—	—	—		11,200	(b)	—	—	78,960
	Options	5/10/2011	—	—	—	—	—	—		—		21,600	7.05	75,600

(a)	These restricted stock award grants are subject to vesting based upon achievement of specified increases in the CAGR of Adjusted Cash Flow Per Share during each applicable annual measurement period. See discussion under the heading “Long-Term Equity Incentive Compensation” in the “Elements of Compensation” section of the Compensation Discussion and Analysis above for additional details.
(b)	These restricted stock award grants vest in four equal annual installments commencing on the first anniversary of the date of grant.
(c)	Represents the number of options to purchase Company Common Stock awarded to the named executive officer. These options vest in four equal installments commencing on the first anniversary of the date of grant. The exercise price is the closing price of the Company Common Stock on the date of grant, which was $7.05 per share.
(d)	The value of each restricted share was based on the closing price of the Company Common Stock on the grant date, which was $7.05 per share.

Annual Incentive Compensation Plan for 2011

The Annual Incentive Compensation Plan for 2011 was comprised of three components: (1) a total corporate objectives component, which represented 50% of the 2011 Plan’s potential bonus payout (the “2011 Operating Income Component”), (2) a North American comparable shop retail sales increase component, which represented 20% of the 2011 Plan’s potential bonus payout (the “2011 Retail Sales Component”), and (3) an individual objectives component, which represented the remaining 30% of the 2011 Plan’s potential bonus payout (the “2011 Individual Objectives Component”). As a result, a substantial portion of each executive’s annual bonus was contingent upon the Company’s achievement of established corporate goals, while the remaining portion was based upon the executive’s accomplishment of individual performance objectives.

All bonus awards paid pursuant to the 2011 Plan are hereinafter referred to as “bonus awards” but described in the Summary Compensation Table above as “Non-Equity Incentive Plan Compensation.”

Bonus awards pursuant to the 2011 Operating Income Component of the 2011 Plan were based upon the Company’s achievement of an adjusted operating income target of $21,450,000 (the “2011 Financial Target”). “Adjusted operating income” is calculated as GAAP operating income adjusted to exclude the impact of bonus accruals, restricted stock amortization expense, costs related to the expensing of stock options, gains and losses on asset sales, and restructuring costs. In addition, the 2011 Operating Income Component contained a “2 for 1” enhancement feature whereby, for each 1% over the 2011 Financial Target achieved by the Company, an additional 2% would be added to the target bonus award under the 2011 Operating Income Component. Similarly, for each 1% that the Company fell short of the 2011 Financial Target, the target bonus award under the 2011 Operating Income Component would be reduced by 2%. The 2011 Plan specifically provided that no bonus awards were to be paid pursuant to the 2011 Operating Income Component unless the Company achieved at least 80% of the 2011 Financial Target (the “2011 Financial Target Threshold”).

Bonus awards pursuant to the 2011 Retail Sales Component of the 2011 Plan were based upon the Company’s achievement of a 2% comparable shop retail sales increase in North America for 2011 (the “2011 Sales Target”). The 2011 Retail Sales Component also contained an enhancement feature whereby, for each 1% over the 2011 Sales Target achieved by the Company in North America, an additional 10% would be added to the target bonus award payable thereunder (up to a maximum of 160% of target). Similarly, for each 1% that the Company fell short of the 2011 Sales Target, the target bonus award under the 2011 Retail Sales Component would be reduced by 10% (with no payout if there was less than a 1% increase in comparable shop retail sales in North America) (the “2011 Sales Target Threshold”).

Each participant’s objectives under the 2011 Individual Objectives Component of the 2011 Plan were established in advance by mutual agreement of the participant and his or her direct supervisor (or the Compensation Committee, in the case of the Chief Executive Officer) and aligned with, and otherwise supported and/or advanced, the Company’s overall business strategy. For purposes of the 2011 Plan, each named executive officer was given, and agreed to, between four to six specific, pre-established objectives under the 2011 Individual Objectives Component. The Compensation Committee had the authority to award a participant in excess of 100% of his or her target bonus payout under the 2011 Individual Objectives Component (subject to a maximum cap of 150%) in order to recognize a participant’s extraordinary achievement of his or her objectives under the 2011 Individual Objectives Component. Bonus awards pursuant to the 2011 Individual Objectives Component were not contingent upon the Company’s achievement of the 2011 Financial Target Threshold or the 2011 Sales Target Threshold.

The overall bonus target levels under the 2011 Plan were: (a) 35% of base salary for each of the Company’s Vice Presidents, (b) 50% of base salary for each of the Company’s Senior Vice Presidents, (c) 60% of base salary for the Company’s Executive Vice President, and (d) 90% of base salary for the Company’s Chief Executive Officer (subject to the enhancement features under the 2011 Operating Income Component and the 2011 Retail Sales Component described above and the potential for extraordinary achievement under the 2011 Individual Objectives Component). The 2011 Plan provided for a maximum cap of 150% of a participant’s overall target bonus level, notwithstanding the above-described features.

Based upon the Company’s actual results of operations in 2011, the Board of Directors determined that the 2011 Sales Target Threshold under the 2011 Retail Sales Component and the 2011 Operating Income Component had been met. Specifically, the Board determined that the Company had achieved a 2.44% comparable shop retail sales increase in North America for 2011 (thereby exceeding the 2011 Sales Target under the 2011 Retail Sales Component by 0.44%). In accordance with the terms of the 2011 Plan, the bonus payouts made pursuant to the 2011 Retail Sales Component were therefore calculated to be 104.4% of the target bonus payouts thereunder. The Board of Directors also determined that the 2011 Financial Target Threshold under the 2011 Operating Income Component been achieved by 97.7%. In accordance with the term of the 2011 Plan, the bonus payouts made pursuant to the 2011 Financial Component were therefore calculated to be 95.4%. In addition, the Board determined that the performance criteria under the 2011 Individual Objectives Component of the 2011 Plan had been achieved by the named executive officers at the following levels (represented as a percentage of target bonus payout under the 2011 Individual Objectives Component): (a) Mr. Feldman—97%, (b) Mr. Guzik—106%, (c) Mr. Dow—91%, (d) Mr. Marr—97%, and (e) Mr. Gould—113%.

Regarding the Chief Executive Officer only, the Compensation Committee had approved, in March 2011, six pre-established goals that it deemed desirable and appropriate for Mr. Feldman’s personal objectives under the 2011 Individual Objectives Component of the 2011 Plan. Specifically, these goals were: (i) to expand the “Midas Way” initiative to drive sales, customer services and retention, (ii) to improve Company-owned shop level profits, (iii) to finalize core product strategies and achieve rapid implementation; (iv) to increase Company-owned shop sales and profits to demonstrate retail success, (v) to grow the franchise system by completing the sale of Company-owned Shops and completing dealer-to-dealer transitions, and (vi) to expand the consumer perception of the range of Midas services. These goals were deemed by the Compensation Committee to be critical components to the Company’s efforts to improve the overall operating effectiveness of the Midas system and to increase the Company’s retail sales. Accordingly, in order to determine Mr. Feldman’s individual performance of those objectives for purposes of the 2011 Plan, the Compensation Committee reviewed and assessed not only achievement of the six goals noted above, but also achievement of the 14 pre-established sub-points underlying those six goals. Based upon its assessment of Mr. Feldman’s individual performance of the foregoing objectives, it was the Compensation Committee’s determination that the Chief Executive Officer had achieved a weighted average score of 97% for his personal objectives under the 2011 Individual Objectives Component of the 2011 Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides information about the number of outstanding equity awards held by our named executive officers as of December 31, 2011.

Name	Option Awards				Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(b)	Market Value of Shares or Units of Stock That Have Not Vested ($)(c)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(b)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(c)
Alan D. Feldman	500,000	—	6.77	1/9/2013	33,333	286,330	21,000	180,390
	50,000	—	8.09	5/8/2013	66,666	572,661	30,000	257,700
	64,000	64,000	9.87	5/12/2019	4,200	36,078	28,800	247,392
	75,502	75,504	7.52	9/9/2020	10,000	85,900
	—	120,000	7.05	5/10/2021	29,000	249,110
					60,000	515,400

Subtotals	689,502	259,504			203,199	1,745,479	79,800	685,482

William M. Guzik	36,000	—	13.40	5/9/2012	5,333	45,810	6,300	54,117
	24,000	—	8.09	5/8/2013	13,333	114,530	9,000	77,310
	20,000	20,000	9.87	5/12/2019	1,260	10,823	9,600	82,464
	18,109	18,111	7.52	9/9/2020	3,000	25,770
	—	40,000	7.05	5/10/2021	9,000	77,310
					20,000	171,800

Subtotals	98,109	78,111			51,926	446,043	24,900	213,891

Frederick W. Dow, Jr.	40,526	—	11.06	6/13/2013	5,333	45,810	3,450	29,636
	10,000	10,000	9.87	5/12/2019	10,666	91,621	5,000	42,950
	12,088	12,090	7.52	9/9/2020	690	5,927	5,600	48,104
	—	21,600	7.05	5/10/2021	3,000	25,770
					4,500	38,655
					11,200	96,208

Subtotals	62,614	43,690			35,389	303,991	14,050	120,690

Alvin K. Marr	4,000	—	8.09	5/8/2013	7,999	68,711	3,450	29,636
	10,000	10,000	9.87	5/12/2019	10,666	91,621	5,000	42,950
	10,598	10,600	7.52	9/9/2020	690	5,927	5,600	48,104
	—	21,600	7.05	5/10/2021	1,750	15,033
					4,500	38,655
					11,200	96,208

Subtotals	24,598	42,200			36,805	316,155	14,050	120,690

Michael J. Gould	2,000	—	13.90	11/11/2013	1,999	17,171	5,000	42,950
	10,000	10,000	9.87	5/12/2019	666	5,721	5,600	48,104
	2,939	2,942	7.52	9/9/2020	400	3,436
	—	21,600	7.05	5/10/2021	1,000	8,590
					4,500	38,655
					11,200	96,208

Subtotals	14,939	34,542			19,765	169,781	10,600	91,054

(a)	The following chart sets forth the vesting information with respect to the unexercisable stock option awards held by the named executive officers as of December 31, 2011:

	No. of Unexercisable Options Held on December 31, 2011	Vesting
Alan D. Feldman	64,000	32,000 on May 12, 2012 and 2013
	75,504	September 9, 2012(i)
	120,000	30,000 on May 10, 2012, 2013, 2014 and 2015

259,504

William M. Guzik	20,000	10,000 on May 12, 2012 and 2013
	18,111	September 9, 2012(i)
	40,000	10,000 on May 10, 2012, 2013, 2014 and 2015

78,111

Frederick W. Dow, Jr.	10,000	5,000 on May 12, 2012 and 2013
	12,090	September 9, 2012(i)
	21,600	5,400 on May 10, 2012, 2013, 2014 and 2015

43,690

Alvin K. Marr	10,000	5,000 on May 12, 2012 and 2013
	10,600	September 9, 2012(i)
	21,600	5,400 on May 10, 2012, 2013, 2014 and 2015

42,200

Michael J. Gould	10,000	5,000 on May 12, 2012 and 2013
	2,942	September 9, 2012(i)
	21,600	5,400 on May 10, 2012, 2013, 2014 and 2015

34,542

(i)	These stock option awards were granted on September 9, 2010 pursuant to a shareholder-approved one-time value-for-value stock option exchange offer with respect to outstanding stock options previously granted to officers and other key employees, including the named executive officers, between 2004 and 2008, which had an exercise price per share ranging from $15.22 to $23.99.

(b)	The following chart sets forth the vesting information with respect to the restricted stock awards held by the named executive officers as of December 31, 2011:

	No. of Restricted Shares Held on December 31, 2011	Vesting
Alan D. Feldman	33,333	May 10, 2012
	66,666	May 9, 2013(1)
	4,200	May 8, 2012
	21,000	May 8, 2014(2)
	10,000	May 6, 2012
	29,000	14,500 on May 12, 2012 and 2013
	30,000	May 12, 2012(3)
	60,000	15,000 on May 10, 2012, 2013, 2014 and 2015
	28,800	May 10, 2014(4)

282,999

William M. Guzik	5,333	May 10, 2012
	13,333	May 9, 2013(1)
	1,260	May 8, 2012
	6,300	May 8, 2014(2)
	3,000	May 6, 2012
	9,000	4,500 on May 12, 2012 and 2013
	9,000	May 12, 2012(3)
	20,000	5,000 on May 10, 2012, 2013, 2014 and 2015
	9,600	May 10, 2014(4)

76,826

	No. of Restricted Shares Held on December 31, 2011	Vesting
Frederick W. Dow, Jr.	5,333	May 10, 2012
	10,666	May 9, 2013(1)
	690	May 8, 2012
	3,450	May 8, 2014(2)
	3,000	May 6, 2012
	4,500	2,250 on May 12, 2012 and 2013
	5,000	May 12, 2012(3)
	11,200	2,800 on May 10, 2012, 2013, 2014 and 2015
	5,600	May 10, 2014(4)

49,439

Alvin K. Marr	7,999	May 10, 2012
	10,666	May 9, 2013(1)
	690	May 8, 2012
	3,450	May 8, 2014(2)
	1,750	May 6, 2012
	4,500	2,250 on May 12, 2012 and 2013
	5,000	May 12, 2012(3)
	11,200	2,800 on May 10, 2012, 2013, 2014 and 2015
	5,600	May 10, 2014(4)

50,855

Michael J. Gould	1,999	May 10, 2012
	666	May 9, 2013(1)
	400	May 8, 2012
	1,000	May 6, 2012
	4,500	2,250 on May 12, 2012 and 2013
	5,000	May 12, 2012(3)
	11,200	2,800 on May 10, 2012, 2013, 2014 and 2015
	5,600	May 10, 2014(4)

30,365

(1)	Vesting of one-third of the original number of shares granted shall accelerate on May 9, 2012 if the cumulative total stockholder return on the Company Common Stock during the immediately preceding 12-month period exceeds the cumulative total stockholder return on the S&P 500 Index for the same period. The original number of shares granted are as follows: Feldman, 100,000; Guzik, 20,000; Dow, 16,000; Marr, 16,000; and Gould, 1,000.
(2)	Vesting of one-third of these shares shall accelerate on one or more of May 8, 2012, 2013 and 2014 if, during the applicable annual measurement period, the total stockholder return on the Company Common Stock exceeds the total stockholder return of the S&P 500 Index. Each annual measurement period shall commence and end on the grant date or an anniversary of the grant date, as applicable. All beginning and ending measurements shall be calculated using the simple average closing price of the Company Common Stock on the New York Stock Exchange or the final S&P 500 Index, as applicable, during the 21-day trading period commencing 10 trading days before and ending 10 trading days after the grant date or the anniversary of the grant date, as applicable. All unvested shares shall lapse on the date that is one month following the seventh anniversary of the grant date.
(3)	These 2009 restricted stock award grants are subject to vesting based upon achievement of specified increases in the CAGR of Adjusted Cash Flow Per Share during each applicable annual measurement period. All unvested shares shall lapse on the date that is one month following the third Anniversary.
(4)	Between 10% and 50% of these shares shall immediately vest on each anniversary of the grant date (“Anniversary”) if, during any applicable measurement period, the Company’s Compound Annual Growth Rate (“CAGR”) of Adjusted Cash Flow Per Share exceeds 2%. There are three measurement periods, each represented by the 12-month period ending on the last day of the first fiscal quarter of each 2012, 2013 and 2014. The number of shares, if any, that shall vest on the next Anniversary will be determined based on the CAGR of Adjusted Cash Flow Per Share during the most recent measurement period. If the CAGR of Adjusted Cash Flow Per Share during the measurement period is 2%, then 10% of the shares shall vest. An additional 5% of the shares granted will vest for each 1% that the CAGR of Adjusted Cash Flow Per Share during said measurement period exceeds the 2% minimum; provided, that the maximum number of shares that may vest on any Anniversary shall be 50% of the shares granted. All unvested shares shall lapse on the date that is one month following the third Anniversary.

(c)	Based on $8.59 per share, which was the closing price of the Company Common Stock on December 30, 2011, as reported for New York Stock Exchange Composite Transactions.

OPTION EXERCISES AND STOCK VESTED

The table below sets forth the number of shares issued upon option exercises, the value realized on option exercises, the number of shares of restricted stock vested, and the realized value upon vesting of the restricted stock by our named executive officers during fiscal year 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Alan D. Feldman	—	—	28,700	197,631
William M. Guzik	—	—	8,760	60,338
Frederick W. Dow, Jr.	—	—	5,940	40,746
Alvin K. Marr	—	—	4,690	32,271
Michael J. Gould	—	—	3,650	25,220

PENSION BENEFITS

The table below sets forth the present value of accumulated benefits payable to each of our named executive officers, and the number of years of service credited to each such executive, under the respective retirement plans.

Name	Plan Name	Number of Years of Credited Service (#)		Present Value of Accumulated Benefit ($)(a)	Payments During Last Fiscal Year ($)
Alan D. Feldman	Midas Retirement Income Plan	9.0		202,664	—
	Midas Supplemental Executive Retirement Plan	9.0		731,604	—

William M. Guzik	Midas Retirement Income Plan	12.0		195,523	—
	Midas Supplemental Executive Retirement Plan	12.0		129,256	—

Frederick W. Dow, Jr.	Midas Retirement Income Plan	8.5		215,414	—
	Midas Supplemental Executive Retirement Plan	8.5		80,384	—

Alvin K. Marr	Midas Retirement Income Plan	14.5		179,243	—
	Midas Supplemental Executive Retirement Plan	14.5		37,915	—

Michael J. Gould	Midas Retirement Income Plan	20.0	(b)	345,522	—
	Midas Supplemental Executive Retirement Plan	20.0	(b)	36,917	—

(a)	Actuarial assumptions used in calculating the present value of accumulated benefit are described in the Company’s financial statements contained in its 2011 Annual Report on Form 10-K on page F-24, footnote 9.
(b)	Although Mr. Gould has been employed by the Company in excess of 20 years, his number of years of credited service is 20 because, under each of the retirement plans, the maximum number of years of credited service is 20.

Retirement Income Plan

Under the Midas Retirement Income Plan, full or part-time employees working for the Company, including the named executive officers, who have completed five years of employment with the Company earn the right to receive certain benefits upon retirement at the normal retirement age of 65 or upon early retirement on or after age 55. Retirement benefits are generally calculated as the product of 1.0% times the years of service (up to a maximum of 20 years) multiplied by the employee’s highest average annual earnings (i.e., base salary and bonus) over either the last 60 consecutive months worked or the highest five consecutive calendar years out of the last 10 calendar years worked for the Company, whichever is greater (the “Applicable Average Earnings”).

If the employee retires between the ages of 55 and 64, the amount of benefits to which he or she is entitled under the Retirement Plan is reduced. Specifically, if the employee reaches age 55 when he or she leaves the Company and has completed at least 20 years of credited service, the benefit reduction is 4% for each year that payments start before age 65. As a result, the 20+ year employee would be entitled to 60% of the accrued benefits if he or she retires at age 55. However, the applicable benefit reduction for each year that payments start before age 65 becomes even greater (i.e., between 4% and 11% per year) if the employee leaves the Company before reaching age 55 or has completed less than 20 years of credited service with the Company. An employee who has completed five years of employment with the Company, but who leaves the Company before reaching age 55, is not entitled to begin receiving payments under the Retirement Plan until he or she reaches the age of 55.

Benefits in excess of the amounts payable pursuant to IRS Regulations are covered under the Midas Supplemental Executive Retirement Plan (amended and renamed the “Midas Executive Retirement Plan—Defined Benefit Retirement Component” in November 2008) described below.

As of January 1, 2012, the named executive officers had the following accrued benefits vested under the Retirement Plan (reflected as a percentage of Applicable Average Earnings and based upon the number of years of credited service with the Company as of January 1, 2011): Alan D. Feldman—9%; William M. Guzik—12%; Frederick W. Dow, Jr.—8%; Alvin K. Marr—14%; and Michael J. Gould—20%. Furthermore, Messrs. Feldman and Dow were eligible for early retirement under the Retirement Plan as of January 1, 2012.

Supplemental Executive Retirement Plan

The Company’s executives, including the named executive officers, are eligible to participate in the nonqualified Midas Supplemental Executive Retirement Plan (amended and renamed the “Midas Executive Retirement Plan—Defined Benefit Retirement Component” in November 2008). The supplemental pension benefit payable under the SERP is based on that portion of the executive officer’s pensionable earnings that exceeds the annual compensation limit under Section 401(a)(17) of the Internal Revenue Code of 1986, as amended. This benefit is determined by using the same formula used to calculate benefits under the Retirement Plan. In 2008, the SERP was modified as necessary in order to ensure its compliance with Section 409A. Similar to the Retirement Plan, Messrs. Feldman and Dow were eligible for early retirement under the SERP as of January 1, 2012.

NONQUALIFIED DEFERRED COMPENSATION

Prior to May 2010, the Company’s executives, including the named executive officers, were eligible to participate in the nonqualified Midas Executive Retirement Plan (amended and renamed the “Midas Executive Retirement Plan—Account Balance Component” in November 2008). Pursuant to the ERP, an executive could defer up to 15% of his or her base salary and annual incentive bonus to the ERP on a pre-tax basis. Until February 2009, the Company matched 100% of the first 6% of pay that was contributed to the ERP, but only to the extent that the Company’s match to the executive under the Savings Plan was less than 6% of the executive’s base salary and annual incentive bonus. In other words, the combined Company match to the Savings Plan and the ERP prior to February 2009 could not exceed 6% of the executive’s pay (base salary plus incentive compensation). Commencing in February 2009, the Company matched 50% of the first 6% of pay that was contributed to the ERP, but only to the extent that the Company’s match to the executive under the Savings Plan was less than 3% of the executive’s base salary and annual incentive bonus. In other words, the combined

Company match to the Savings Plan and the ERP could not exceed 3% of the executive’s pay (base salary plus incentive compensation). All contributions to the ERP, as well as any matching contributions, were fully vested upon contribution. The investment income under the ERP was calculated quarterly using the prime rate of interest on the first day of January and July of each applicable calendar year. The ERP was unfunded.

Deferral elections under the ERP were made by eligible executives on or before the last day of each year for amounts to be earned in the following year. Subject to the terms of the ERP and except as provided below, benefits under the ERP were to be paid no earlier than the first day of the second calendar month following the executive’s retirement or termination. For those executives (including all of the named executive officers) who constituted “specified employees” (as defined in the ERP), the benefits under the ERP that otherwise would have been paid to the executive at any time during the first six months following the executive’s retirement or termination would instead be accumulated and paid to the executive on the earlier of (A) the first day of the seventh month following the date of retirement or termination or (B) the date of the executive’s death. However, upon a showing of financial hardship and receipt of approval from the Compensation Committee, an executive could have been allowed to access funds in his or her deferred compensation account earlier than the dates described above. Benefits could be received either as a lump sum or in annual installments, or a combination thereof.

In 2008, the ERP was modified as necessary in order to ensure its compliance with Section 409A.

In May 2010, the Company made the decision, as a cost saving measure, to terminate and liquidate the ERP pursuant to Treasury Regulation 1.409A-3(j)(4)(ix)(C) promulgated under Section 409A. As required by the applicable Treasury regulations, payments of all amounts deferred under the ERP must be made after the one year anniversary, and prior to the two year anniversary, of the date on which the Board took all necessary action to irrevocably terminate and liquidate the ERP. The Company decided to terminate and liquidate the ERP as a cost saving measure. The Company paid out all amounts under the ERP on May 13, 2011.

Nonqualified Deferred Compensation Table

The following table summarizes contributions made to, earnings on and withdrawals from the ERP in fiscal year 2011.

Name	Year	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals and Distributions ($)	Aggregate Balance at Last FYE ($)
Alan D. Feldman	2011	—	—	—	63,598	—
William M. Guzik	2011	—	—	—	332,654	—
Frederick W. Dow, Jr.	2011	—	—	—	62,186	—
Alvin K. Marr	2011	—	—	—	76,879	—
Michael J. Gould	2011	—	—	—	—	—

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following is a summary setting forth potential payments payable to the named executive officers upon termination of employment or a change in control of the Company under their current employment arrangements and our other compensation programs. Specifically, compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, retirement, termination following a change in control, and in the event of death or disability of the executive is discussed below. The amounts shown in the tables below assume that such termination was effective as of January 1, 2012, and, therefore, includes amounts earned through such time and are estimates of the amounts which would be paid out to the executives (or their beneficiaries) upon their termination. Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event, the price of the Company Common Stock and the executive’s age.

Payments Made Upon Any Termination

Regardless of the manner in which a named executive officer’s employment terminates, he is entitled to receive amounts earned during his term of employment. Such amounts include:

•	earned but unpaid salary through the date of termination;

•	non-equity incentive compensation earned and payable prior to the date of termination;

•

option grants received under the Amended and Restated Midas, Inc. Stock Incentive Plan and the Amended and Restated Midas. Inc. Treasury Stock Plan which have already vested and are exercisable prior to the date of termination (except in the case of involuntary termination for cause or voluntary termination without the written consent of the Company, in which event all vested option grants immediately lapse), subject to the terms of the applicable Nonqualified Stock Option Agreement;

•

restricted stock grants received under the Amended and Restated Midas, Inc. Stock Incentive Plan and the Amended and Restated Treasury Stock Plan which have already vested prior to the date of termination;

•	unused vacation pay; and

•	amounts accrued and vested under the Company’s Savings Plan, ERP (as applicable), Retirement Plan and SERP.

Payments Made Upon Involuntary Termination Without Cause

As a result of original employment letters (in the case of Messrs. Feldman and Dow) and severance agreements (in the case of Messrs. Guzik and Marr) entered into by the Company with the named executive officers, in the event that one of these named executive officer’s employment is involuntarily terminated without cause (or, in the case of Mr. Dow, any involuntary termination for reasons other than engagement in gross conduct injurious to the Company), then such executive would receive, in addition to the items identified under the heading “Payments Made Upon Any Termination” above:

•	in the case of Mr. Feldman, 24 months of base salary continuation (excluding automobile allowance), and continuation of executive medical, dental and basic life insurance benefits for the same period;

•

in the case of Mr. Dow, a lump sum payment equal to 12 months of base salary (excluding automobile allowance), and reimbursement for COBRA coverage (medical and dental) for a 12-month period immediately following termination; and

•

in the case of Messrs. Guzik and Marr, a severance payment in an amount equal to one year’s base salary and continuation of executive medical, dental and basic life insurance benefits for the one-year period immediately following termination.

Table of Payments Made Upon Involuntary Termination Without Cause

Name	Base Salary ($)	Life, Medical, Dental, Accident & Disability Insurance ($)	Total ($)
Alan D. Feldman	1,305,000	71,010	1,376,010
William M. Guzik	295,000	26,523	321,523
Frederick W. Dow, Jr.	257,500	17,157	274,657
Alvin K. Marr	240,000	4,332	244,332
Michael J. Gould	108,500	8,249	116,749

Payments Made Upon Retirement

In the event of the retirement of a named executive officer, in addition to the items identified under the heading “—Payments Made Upon Any Termination” above:

•

all then outstanding unvested options which were issued prior to fiscal year 2007 will immediately and automatically vest and be exercisable, and the executive officer will retain such options for the remainder of the options’ then outstanding 10-year term;

•	all then outstanding shares of restricted stock which were issued prior to fiscal year 2006 will immediately and automatically vest;

•

the executive officer will have the right to continue receiving, at his own expense, health and welfare benefits until he reaches age 65, as well as health, prescription and medical benefits for his dependents, as applicable; and

•	the executive officer will have the right to continue receiving, at his own expense, life insurance benefits until his death.

Table of Payments Made Upon Retirement

Messrs. Feldman and Dow are the only named executive officers who were eligible to receive immediate retirement benefits as of January 1, 2012. The following table includes the intrinsic value (that is, the value based upon the closing price of the Company Common Stock on the New York Stock Exchange on January 1, 2012, but minus the exercise price, in the case of options) of the unvested stock options that would have become exercisable and the intrinsic value of the restricted stock that would have immediately vested if such named executive officer had retired on January 1, 2012.

Name	Unvested Stock Options ($)	Restricted Stock ($)	Retirement Plan ($)(a)	SERP ($)(a)	Nonqualified Deferred Compensation ($)
Alan D. Feldman	—	—	21,230	76,639	—
Frederick W. Dow, Jr.	—	—	20,230	7,549	—

(a)	This amount represents an annual payment.

Payments Made Upon Death or Permanent Disability

In the event of the death or permanent disability of a named executive officer, in addition to the items listed under the heading “—Payments Made Upon Any Termination” above:

•	in the case of death only, all then outstanding unvested options will immediately and automatically vest and be exercisable, subject to the terms of the applicable Nonqualified Stock Option Agreement;

•	all then outstanding shares of restricted stock will immediately and automatically vest; and

•	the executive officer will receive benefits under the Company’s disability plan or payments under the Company’s life insurance plan, as appropriate.

Table of Payments Made Upon Death

The following table includes the intrinsic value (that is, the value based upon the closing price of the Company Common Stock on the New York Stock Exchange on January 1, 2012, but minus the exercise price, in the case of options) of equity awards that would have become exercisable or would have immediately vested if the named executive had died on January 1, 2012.

Name	Life Insurance ($)	Stock Options ($)	Restricted Stock ($)	Total ($)
Alan D. Feldman	1,957,500	265,589	2,430,961	4,654,050
William M. Guzik	885,000	80,979	659,935	1,625,914
Frederick W. Dow, Jr.	772,500	46,200	424,681	1,243,381
Alvin K. Marr	720,000	44,606	436,844	1,201,450
Michael J. Gould	651,000	36,412	260,835	948,247

Table of Payments Made Upon Permanent Disability

The following table includes the intrinsic value (that is, the value based upon the closing price of the Company Common Stock on the New York Stock Exchange on January 1, 2012, but minus the exercise price, in the case of options) of equity awards that would have become exercisable or would have immediately vested if the named executive had been permanently disabled on January 1, 2012. For these purposes, “permanent disability” generally means total disability, resulting in the officer being unable to perform his job as determined by CIGNA, the Company’s life and disability insurance provider.

Name	Disability ($)(a)	Restricted Stock ($)	Total ($)
Alan D. Feldman	977,890	2,430,961	3,408,851
William M. Guzik	1,436,514	659,935	2,096,449
Frederick W. Dow, Jr.	329,250	424,681	753,931
Alvin K. Marr	1,465,713	436,844	1,902,557
Michael J. Gould	804,461	260,835	1,065,296

(a)	This amount represents the present value (at a rate of 4.6494) of the long-term disability payments that would be paid to the named executive officer until he reaches the retirement age of 65.

Payments Made Upon Certain Termination Events Following Change in Control

The Company has entered into Change in Control Agreements with each of the named executive officers. Pursuant to these agreements, if the named executive officer is terminated following a change in control (as defined under the Change in Control Agreements), other than for cause or by reason of death or disability, or if the executive terminates his employment in certain qualifying circumstances defined as “good reason” under the Change in Control Agreements (See “Summary Compensation Table—Agreements with Named Executive Officers—Change in Control Agreements” above for a definition of “good reason”), in addition to the items listed under the heading “—Payments Made Upon Any Termination” above:

•

he will receive a lump sum payment equal to three years’ “adjusted annual compensation”, which is equal to (a) annual base salary, plus (b) the greater of the amounts earned by the executive under the Company’s annual incentive compensation plan over the two preceding calendar years (or the prior calendar year if executive has only participated in such plan for one calendar year) plus (c) one-third of the sum of the amounts of current “target” values for the executive under any annual or long-term incentive compensation plans, prorated from the beginning of the applicable measurement period through the end of the month in which the Qualified Termination (as defined in the Change in Control Agreement) occurs;

•	he will receive a payment equal to the amount of any parachute payment excise tax and any additional taxes resulting from such severance compensation; and

•	he will continue to participate in the Company’s employee benefit programs or equivalent benefits for three years following termination.

In addition, under the terms of the Company’s equity incentive plan, upon a change in control:

•	all then outstanding unvested options will immediately and automatically vest and be exercisable, and he will retain such options for the remainder of the options’ then outstanding 10-year term; and

•	all then outstanding shares of restricted stock will immediately and automatically vest.

A more detailed discussion of the terms and provisions of the Change in Control Agreements is provided under the heading “Summary Compensation Table—Agreements with Named Executive Officers” above.

Table of Payments Made Upon Certain Termination Events Following Change in Control

Name	Base Salary ($)	Non-Equity Incentive Compensation ($)(a)	Prorated Annual Incentive Awards ($)(b)	Prorated Long- Term Incentive Awards ($)(c)	Stock Options and Restricted Stock ($)(d)	Life, Medical, Dental, Accident & Disability Insurance ($)	Executive Benefits ($)(e)	Pension and Retirement Plans ($)(f)	Early Retirement Pension Payment ($)(g)	Subtotal ($)	Parachute Payment Excise Tax and Related Tax Gross-up ($)(h)	Total ($)
Alan D. Feldman	1,957,500	902,310	573,626	—	2,696,551	106,515	170,850	314,220	1,121,290	7,842,862	2,428,327	10,271,189

William M. Guzik	885,000	261,252	177,529	—	740,914	79,569	137,850	80,665	—	2,362,779	674,527	3,037,306

Frederick W. Dow, Jr.	772,500	187,428	123,252	—	470,881	51,471	110,850	104,396	204,255	2,025,033	652,809	2,677,842

Alvin K. Marr	705,000	175,545	117,324	—	481,450	12,996	110,850	44,686	—	1,662,851	477,759	2,140,610

Michael J. Gould	651,000	148,632	111,028	—	297,247	49,491	99,981	—	208,477	1,565,856	597,605	2,163,458

(a)	Reflects three times the highest annual cash incentive award earned in 2009 or 2010.
(b)	Represents the annual cash incentive award earned in 2011 and paid in March 2012.
(c)	Under the Change in Control Agreements, the named executive officers are to receive payments for current “target” amounts for the executive under the Company’s long-term incentive plan, prorated from the beginning of the applicable measurement period through the end of the month in which a Qualified Termination (as defined in the Change in Control Agreement) occurs. Currently, the Company’s only long-term incentive plan is its equity incentive plan. All awards under the equity incentive plan will vest in full upon the change in control. As a result, it is the view of the Compensation Committee that the executives will not have any outstanding, unvested long-term incentive awards that would result in a payment under the preceding sentence. To the extent the executives received long-term incentive awards in the future that were unvested at the time of a Qualified Termination, it is the view of the Compensation Committee that they would be entitled to receive the target amount under the applicable plan pro-rated from the beginning of the applicable measurement period for the award through the end of the month in which the Qualified Termination occurs. Management has informed the Compensation Committee that they interpret their change in control agreements to require a lump sum payment equal to the value of one year’s worth of equity awards at targeted levels, without regard to proration. For example, the Compensation Committee generally targets equity awards for the named executive officers at between 100% and 200% of base salary. Based upon this interpretation, Messrs. Feldman, Guzik, Dow, Marr and Gould would be entitled to an additional lump sum payment equal to $1,305,000, $442,500, $257,500, $240,000 and $217,000, respectively, which would result in additional tax reimbursements to them of $677,043, $229,572, $133,593, $124,514 and $112,581, respectively.
(d)	This column includes the intrinsic value (that is, the value based upon the closing price of the Company Common Stock on the New York Stock Exchange on December 31, 2011, but minus the exercise price, in the case of options) of equity awards that would have vested had there been a change in control on December 31, 2011.
(e)	This amount represents the named executive officer’s auto allowance, executive medical reimbursement, financial planning allowance and 401k employer match multiplied by three years, as provided in the Change in Control Agreement.
(f)	This amount represents the incremental net present value of three years of additional service credits provided to the named executive officer under the Retirement Plan and the SERP, as required under the Change in Control Agreement.
(g)	This amount represents a one time lump sum payment to the named executive officers who are presently eligible for early retirement in order to compensate them for the difference between (1) the normal early retirement benefits that they are presently entitled to receive under the Retirement Plan and the SERP, and (2) the benefits that such named executive officer would have been entitled to receive under the Retirement Plan and the SERP had he retired at age 65, as required under the Change in Control Agreement.
(h)	This calculation assumes a gross-up percentage on excise tax of 259.4033722%.

Golden Parachute Payments

Pursuant to Item 402(t) of Regulation S-K, we are required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on March 28, 2012 and is incorporated herein by reference.

NON-MANAGEMENT DIRECTORS’ COMPENSATION

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on its Board of Directors. In setting director compensation, the Company considers the significant amount of time that directors expend in fulfilling their duties to the Company, as well as the skill-level required by the Company of its Board members. Directors are not subject to a minimum share ownership requirement.

The Nominating and Corporate Governance Committee of the Company’s Board of Directors (the “Nominating Committee”) has responsibility for recommending, and periodically reviewing the appropriateness of, the compensation program for Board members. The Nominating Committee believes that total director compensation should be competitive with the compensation paid to directors of companies with characteristics similar to those of the Company.

Cash Compensation Paid to Board Members

Under the current director compensation structure, the Lead Director receives an annual retainer of $70,000, and each director who is a committee chairperson receives an annual retainer of $50,000, as director compensation. In addition, any director who is not a committee chairperson but who serves as the Financial Expert of the Audit and Finance Committee receives an annual retainer of $50,000 as director compensation. No additional fees are paid for meeting attendance.

Directors who are employees of the Company received no compensation for their services as directors.

In addition to the annual retainers and the restricted stock awards described below, commencing in 2009, each non-management Board member is entitled to reimbursement from the Company for up to $1,000 in annual expenses relating to director education.

In addition, Messrs. Bindley, Dykes and Gilbert and Ms. Routson received $10,000 in 2011 for their participation in the Special Committee. Mr. Gilbert received an additional $5,000 in 2011 for serving as chairperson of the Special Committee.

Stock-Based Compensation

In addition to the fees described above, each director receives an Annual Director Restricted Stock Award under the Amended and Restated Stock Incentive Plan. Currently, the Annual Director Restricted Stock Award consists of 3,000 restricted shares of Company Common Stock. These restricted shares vest in four equal annual installments commencing on the first anniversary of the date of grant. In the event of a director’s retirement (which is defined, under Midas’ retirement policies, as a voluntary termination of one’s directorship after reaching 55 years of age and after at least five years of service with Midas), all then unvested shares of restricted stock held by such director will fully vest, as further described in the footnotes to the “Non-Management Directors’ Compensation Table” below. In the event of a Change in Control (as defined in the Amended and Restated Stock Incentive Plan), each restricted share will vest and, in certain cases, will be settled in cash by the Company. The Company’s current policy is to issue the Annual Director Restricted Stock Awards simultaneously with the annual issuance of awards to executives under the Amended and Restated Stock Incentive Plan.

Directors’ Deferred Compensation Plan

Pursuant to the Midas, Inc. Directors’ Deferred Compensation Plan, non-management directors may elect to defer receipt of all or a portion of his or her cash-based director compensation from the Company until a future date. The plan also allows non-management directors to have all or a portion of his or her cash-based director compensation from the Company paid in the form of shares of the Company Common Stock.

Each non-management director who elects to defer receipt of his or her cash-based director compensation has the option of being credited with either share units (in Company Common Stock) or cash units. The number of share units to which the participating director is entitled will be determined based upon the dollar amount deferred and the closing price of the Company Common Stock on the New York Stock Exchange on the date that the cash-based compensation would otherwise have been paid to the director. Cash units under the plan accrue interest compounded monthly at the prime rate.

Amounts deferred under this plan are distributed to each non-management director on such future date or dates specified by such director on his or her payment election form, but in no event earlier than two calendar years from the last day of the plan year for which deferrals are made. The non-management director may elect to have payments made in a single lump-sum payment or up to a maximum of 10 substantially equal annual installments.

The plan is intended to operate in full compliance with the insider trading liability rules under Section 16 of the Securities Exchange Act of 1934. In 2008, the plan was modified as necessary in order to ensure its compliance with Section 409A of the Internal Revenue Code of 1986, as amended.

No directors are currently participating in this plan.

Director Compensation

The following table summarizes the fees and other compensation that the Company’s directors (other than those who are employed by the Company) earned for services as members of the Board of Directors and any committee of the Board of Directors during fiscal year 2011.

Name	Fees Earned or Paid in Cash ($)(a)	Stock Awards ($)(b)(c)	Option Awards ($)(a)(b)	Total ($)
Robert R. Schoeberl	70,000	21,150	—	91,150
Thomas L. Bindley	60,000	21,150	—	81,152
Archie R. Dykes	60,000	21,150	—	81,150
Jarobin Gilbert, Jr.	65,000	21,150	—	86,150
Diane L. Routson	60,000	21,150	—	81,150

(a)	Of this amount, the following was paid to the named director for participation on the Special Committee: Mr. Bindley, $10,000; Dr. Dykes $10,000; Mr. Gilbert, $15,000; and Ms. Routson, $10.000.
(b)	Represents the aggregate grant date fair value as determined using the Financial Accounting Standards Codification Topic 718 (formerly referred to as Statement of Financial Accounting Standard No. 123R). The assumptions underlying the grant date fair value are described in the Company’s financial statements contained in its 2011 Annual Report on Form 10-K on page F-29, footnote 10.

(c)	As of December 31, 2011, each of our directors had the following option awards and restricted stock awards outstanding:

Name	Unexercised Options— Unexercisable (#)	Unexercised Options— Exercisable (#)	Unvested Restricted Shares (#)(1)
Robert R. Schoeberl	—	15,267	8,332
Thomas L. Bindley	—	6,000	8,332
Archie R. Dykes	—	6,000	8,332
Jarobin Gilbert, Jr.	—	3,200	8,332
Diane L. Routson	—	2,000	8,332

(1)

666 of the 8,332 restricted shares were granted on May 10, 2005, while another 666 of the 8,332 restricted shares were granted on May 9, 2006, and another 1,000 of the 8,332 restricted shares were granted on May 8, 2007. These shares vest on the seventh anniversary of the date of grant, except that an amount equal to thirty-three and one-third percent (33 1/3%) of all of such shares shall immediately vest on each anniversary of the date of grant if, on such anniversary date, the cumulative total stockholder return on the Company Common Stock during the immediately preceding 12-month period exceeds the cumulative total stockholder return on the Standard & Poor’s 500 Stock Index (the “S&P 500 Index”) for the same period. In connection with the 2007 Annual Director Restricted Stock Awards, all beginning and ending measurements shall be calculated using the simple average closing price of the Company Common Stock on the New York Stock Exchange or the final S&P 500 Index, as applicable, during the 21-day trading period commencing 10 trading days before and ending 10 trading days after the grant date or the anniversary of the grant date, as applicable. 500 of the remaining 8,332 restricted shares were granted on May 6, 2008 and vest on May 6, 2012. 1,000 of the remaining 8,332 restricted shares were granted on May 12, 2009 and vest in two equal installments of 500 each on May 12, 2012 and 2013. 1,500 of the 8,332 restricted shares were granted on May 11, 2010 and vest in three equal installments of 500 each on May 11, 2012, 2013 and 2014. The remaining 3,000 of the 8,332 restricted shares were granted on May 10, 2011. These restricted shares vest in four equal installments commencing on the first anniversary of the date of grant.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s By-Laws require the Company to indemnify and hold harmless each of its directors and officers, including the named executive officers, to the fullest extent authorized by the General Corporation Law of the State of Delaware, as amended, against all expense, liability and loss incurred by such individual in any action, suit or proceeding, whether civil, criminal administrative or investigative, to which such individual is made a party, is threatened to be made a party, or in which such individual is involved, by reason of the fact that he or she is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise. The Certificate of Incorporation provides, however, that no such obligation to indemnify exists as to proceedings initiated by a director, officer, employee or agent unless (a) it is a proceeding (or part thereof) initiated to enforce a right to indemnification under the By-Laws; or (b) it was authorized by the Company’s Board of Directors. The foregoing indemnification continues as to a person who has ceased to be a director or officer of the Company.

The By-Laws also provide that the Company shall have the authority to purchase and maintain insurance, at its expense, to protect itself and its directors and officers, including the named executive officers, against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. The Company has, and intends to continue, maintaining director and officer liability insurance, to the extent available on reasonable terms.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers under the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Securities Act of 1933, and may, therefore, be unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Nominating and Corporate Governance Committee of the Board reviews all relationships and transactions in which the Company and one or more of its directors, executive officers and/or their immediately family members are participants, in order to determine whether such persons have a direct or indirect material interest. The Company’s Corporate Secretary is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based upon the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction involving the Company. As required under the rules of the Securities and Exchange Commission, transactions involving the Company that are determined to be directly or indirectly material to a related person must be disclosed in the Company’s proxy statement. In addition, the Nominating Committee reviews and approves or ratifies any related person transaction that is required to be disclosed. As set forth in the Company’s Related Person Transaction Policies and Procedures, in the course of the Nominating Committee’s review and approval or ratification of a related person transaction, the Nominating Committee will take into account, among other factors it deems appropriate, the following:

•	the material terms of the transaction, including, without limitation, the amount and type of the transaction;

•	the nature and extent of the related person’s interest in the transaction;

•	the importance of the transaction to the Company;

•	the importance of the transaction to the related person;

•

whether the transaction is fair and reasonable to the Company and otherwise on terms no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances;

•	whether the transaction would impair the judgment of the interested director or executive officer to act in the best interest of the Company; and

•	any other facts, circumstances, or factors that the Nominating Committee deems appropriate.

Any member of the Nominating Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction. However, such director will be counted in determining the presence of a quorum at the meeting of the Nominating Committee that considers the transaction.

Currently, there are no related person transactions that are required to be reported pursuant to the rules of the Securities and Exchange Commission.

Annex B

March 12, 2012

The Special Committee of the Board of Directors and the Board of Directors

Midas, Inc.

1300 Arlington Heights Road

Itasca, Illinois 60143

Members of the Special Committee of the Board of Directors and the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (the “Company Common Stock”), of Midas, Inc. (the “Company”) of the consideration to be paid to such holders in the proposed Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of March 12, 2012, among the Company, TBC Corporation (the “Acquiror”) and its wholly-owned subsidiary, Gearshift Merger Corp. (“Acquisition Sub”). Pursuant to the Agreement, the Acquiror will cause Acquisition Sub or another direct or indirect wholly owned subsidiary of the Acquiror to commence a tender offer for all the shares of the Company Common Stock (the “Tender Offer”) at a price for each share equal to $11.50 (the “Consideration”) payable in cash. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each share of the Company Common Stock that is issued and outstanding immediately prior to the Effective Time (as defined in the Agreement), other than shares of the Company Common Stock owned by the Acquiror, Acquisition Sub or the Company, or by any direct or indirect wholly-owned subsidiary of the Acquiror, Acquisition Sub or the Company, and other than Appraisal Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed the Keep Well Undertaking (the “Keep Well Undertaking”), dated as of March 12, 2012, delivered by Sumitomo Corporation of America to and for the benefit of the Acquiror and Acquisition Sub; (iii) reviewed the Tender and Support Agreement (the “Support Agreement”), dated as of March 12,2012, by and among the Company, Acquiror, Acquisition Sub, Alan D. Feldman and the Alan D. Feldman Irrevocable Grantor Retained Annuity Trust; (iv) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (v) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (vi) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vii) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (viii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

383 Madison Avenue, Floor 42, New York, New York 10179

J.P. Morgan Securities LLC

B-1

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Special Committee (the “Special Committee”) of the Board of Directors of the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have not performed other significant commercial or investment banking roles with the Company, the Acquiror or its parent companies, including Sumitomo Corporation. Our commercial banking affiliate is a lender to the Company, and certain of our affiliates also provide credit card services and treasury and cash management services to each of the Company and Sumitomo Corporation and its affiliates, respectively. As of the date hereof, we and our affiliates hold (primarily though our investment management affiliate) common stock or options to purchase common stock of Sumitomo Corporation representing in the aggregate approximately 7% of Sumitomo Corporation’s common stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and Sumitomo Corporation for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

B-2

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Special Committee and the Board of Directors of the Company (in their respective capacities as such) in connection with and for the purposes of their evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement or Schedule 14D-9 relating to the Transaction all in accordance with, or as otherwise permitted by, the terms of our engagement letter with the Special Committee but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

B-3